Filed Pursuant to Rule 253(g)(2)

File No. 024-12390

As filed with the Securities and Exchange Commission on July 7, 2026

OFFERING CIRCULAR

Arrived Debt Fund, LLC

Sponsored by

Arrived Holdings, Inc.

Up to $32,700,000 in Common Shares

Arrived Debt Fund, LLC (the “Company”, “us”, “we”, “our” and other similar terms) is a Delaware limited liability company formed to invest in and manage a diversified portfolio of residential real estate investments. We expect to use substantially all of the net proceeds from this offering to acquire from third-party originators, and in the future also from our sponsor or its affiliate, non-traditional mortgage loans, primarily of a short-term period no longer than 36 months. Such non-traditional mortgage loans are typically made to owners and developers of real estate that have an immediate need for bridge financing and are willing to pay a higher interest rate for the use of a lender’s money on a short-term basis. The underwriting of these loans is typically based on the value of the property that secures the loan and not solely or primarily on the creditworthiness of the borrower, and the loans are secured by residential real estate and structured real estate loans (including senior mortgage loans and subordinated mortgage loans). We may also invest in real estate-related debt securities (including residential mortgage-backed securities ( “RMBS”), collateralized debt obligations (“CDOs”), and real estate investment trust (“REIT”) senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

We are externally managed by Arrived Fund Manager, LLC (our “Manager”), which is a wholly-owned subsidiary of our sponsor, Arrived Holdings, Inc. (our “sponsor”). Arrived Holdings, Inc. owns and operates an online investment platform www.arrived.com (the “Arrived Platform”) that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Through the use of the Arrived Platform, investors can browse and screen real estate investments, view details of an investment and sign legal documents online. We elected to be treated as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2024.

We are continuing to offer up to $32,700,000 in our common shares, which represents the value of the shares available to be offered as of June 22, 2026 out of the rolling 12-month maximum offering amount of $75 million of our common shares taking into account $42.3 million shares sold over the prior 12 month period. Since this offering commenced on May 15, 2024, we have sold approximately 8.9 million shares for approximately $89.3 million in offering proceeds. The minimum investment in our common shares for initial purchases is $100 worth of common shares, rounded up to the nearest whole share. However, in certain instances, we may revise the minimum purchase requirements in the future or elect to waive the minimum purchase requirement. We expect to offer common shares in this offering until a date three (3) years after the date of the initial qualification of the offering or we raise the maximum amount being offered, unless terminated by our Manager at an earlier time.

The per share purchase price for our common shares in this offering is adjusted by our Manager at the beginning of every quarterly period in accordance with the Company’s limited liability company operating agreement to be no less than the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior quarterly period (“NAV per share”).

Investors will pay the most recent publicly announced purchase price as of the date of their subscription. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our common shareholders with limited liquidity for their investment in our common shares.

We expect in the future to allow shareholders to participate in our Distribution Reinvestment Plan (“DRIP”) and Direct Share Purchase Plan (“DSPP” and collectively with the DRIP, the “Plan”). Common shares purchased pursuant to the DRIP and DSPP components of the Plan will be subject to, and count against, the $75,000,000 maximum offering amount we can raise in any rolling 12-month period pursuant to Regulation A. We will initially allocate up to $4,500,000 of the $75,000,000 maximum offering amount in offering proceeds to the DRIP component of the Plan. See “Plan of Distribution—Distribution Reinvestment and Direct Share Purchase Plan”.

This offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering.

Investing in our common shares is speculative and involves substantial risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 9 to read about the more significant risks you should consider before buying our common shares. These risks include the following:

●	We have a limited operating history, and there is no guarantee that we will be successful in the operation of our company.

●	If we raise substantially less than the maximum offering amount, we may not be able to acquire a diverse portfolio of investments and the value of your common shares may vary more widely with the performance of specific assets.

●	We and the Manager may not be able to successfully manage our debt portfolio or generate sufficient free cash flow to make or sustain distributions to shareholders.

●	We depend on our Manager to select our investments and conduct our operations. We may not find a suitable replacement for the Manager if removed, or if key personnel leave the employment of the Manager or otherwise become unavailable to us.

●	Unfavorable market and economic conditions in the United States and globally, including as a result of higher levels of inflation and interest rates.

●	We may change our investment guidelines without shareholder consent, which could result in investments that are different from those described in this offering circular.

●	Potential conflicts of interest may arise among the Manager and its affiliates, on the one hand, and our Company and our investors, on the other hand.

●	Our sponsor has sponsored several real estate investment companies and may in the future sponsor other companies that compete with us, and our sponsor does not have an exclusive management arrangement with us; however, our sponsor has adopted a policy for allocating investments between different companies that it sponsors with similar investment strategies.

●	We pay fees and expenses to our Manager and its affiliates that were not determined on an arm’s-length basis, and therefore we do not have the benefit of arm’s-length negotiations of the type normally conducted between unrelated parties. These fees increase your risk of loss.

●	We may not be able to control operating costs, or expenses may remain constant or increase, even if income from investments decreases, causing our results of operations to be adversely affected.

●	Our operating agreement does not require our Manager to seek shareholder approval to liquidate our assets by a specified date, nor does our operating agreement require our Manager to list our common shares for trading by a specified date. No public market currently exists for our common shares. Until our common shares are listed, if ever, you may not sell your common shares. If you are able to sell your common shares, you may have to sell them at a substantial loss.

●	The termination of the Manager is generally limited to cause, which may make it difficult or costly to end our relationship with the Manager.

●	If we internalize our management functions, your interest in us could be diluted and we could incur other significant costs associated with being self-managed.

●	This offering is being made pursuant to recently adopted rules and regulations under Regulation A of the Securities Act of 1933, as amended (the “Securities Act”). The legal and compliance requirements of these rules and regulations, including ongoing reporting requirements related thereto, are relatively untested.

●	While our goal is to pay distributions from our free cash flow, we may use other sources to fund distributions, including offering proceeds, borrowings or sales of assets. We have not established a limit on the amount of proceeds we may use to fund distributions. If we pay distributions from sources other than our free cash flow, we will have less funds available for investments and your overall return may be reduced. In any event, we intend to make aggregate annual distributions as required to comply with REIT distribution requirements and avoid U.S. federal income and excise taxes on retained income.

●	Our Manager’s internal accountants and asset management team calculate our NAV on a quarterly basis using valuation methodologies that involve subjective judgments and estimates. As a result, our NAV may not accurately reflect the actual prices at which our loan portfolio and other real estate-related assets and investments, including related liabilities, could be liquidated on any given day.

●	If we fail to qualify as a REIT for U.S. federal income tax purposes and no relief provisions apply, we would be subject to entity-level U.S. federal corporate income tax and, as a result, our cash available for distribution to our common shareholders and the value of our common shares could materially decrease.

●	Real estate-related investments are subject to general downturns in the industry as well as downturns in specific geographic areas, and downturns caused by general economic conditions and public health crises, pandemics and endemics. We cannot predict that mortgage or other real estate-related loan borrowers will remain solvent or what the occupancy level or economics of an underlying property supporting our loans will be. We also cannot predict the future value or sale of the properties pledged as collateral on the loans we purchase. Accordingly, we cannot guarantee that you will receive cash distributions.

●

Our investments in residential real estate loans and other real estate-related assets are subject to risks relating to the volatility in the value of the underlying real estate, default on underlying income streams, fluctuations in interest rates, and other risks associated with debt, and real estate investments generally. These investments are only suitable for sophisticated investors with a high-risk investment profile.

●	The properties and property portfolios underlying our investments in residential real estate loans will be comprised of residential real estate properties. As a result, we are subject to risks inherent in investments in such types of property and debt secured by such properties. The potential effects on our revenue and profits resulting from a downturn or slowdown in the residential real estate sector could be more pronounced than if the properties underlying our investments were more fully diversified.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

	Per Share	Total Maximum
Public Offering Price(1)	$10.00	$32,700,000	(2)
Organization and Offering Expenses, including Underwriting Discounts and Commissions(3)	$0.175	$572,250
Proceeds to Us from this Offering to the Public	$9.825	$32,127,750	(2)

(1)	Represents the price per share set by our Manager at the beginning of the last quarterly period in accordance with the Company’s limited liability company operating agreement.

(2)	This is a “best efforts, no minimum” offering. See “How to Subscribe”. Total maximum calculations take into account the approximately $42.3 million of common shares sold previously in the last 12 month period, out of the rolling 12-month maximum offering amount of $75 million allowable under Regulation A.

(3)	We will pay our Manager a fee for organization and offering expenses incurred in an amount equal to 1.75% of gross offering proceeds (including without limitation brokerage fees payable to Dalmore Group, LLC (“Dalmore”), which will be paid by the Manager without reimbursement). If organization and offering expenses exceed 1.75% of gross offering proceeds, the Manager will be responsible for paying any such excess expenses without reimbursement. Dalmore will be acting as our broker-dealer of record in connection with the offering and will be entitled to a brokerage fee of up to 1.0% of the amount raised in this offering up to a maximum amount of $32,700,000. We will also make a one-time advance payment of $5,000 to Dalmore for out-of-pocket expenses. Notwithstanding the foregoing, Dalmore will not receive any fee on funds raised from the sale of any common shares to the Manager or its affiliates, or common shares sold pursuant to our DRIP and DSPP. The broker-dealer of record’s role and compensation are described in greater detail under “Plan of Distribution.” See “Management Compensation” for a description of additional fees and expenses that we will pay our Manager.

We will offer our common shares in this offering on a best-efforts, no-minimum basis primarily through the Arrived Platform. Dalmore is a member of the Financial Industry Regulatory Authority, Inc., or ("FINRA"), and the Securities Investor Protection Corporation, or SIPC.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This offering circular follows the Form S-11 disclosure format.

The date of this offering circular is July 7, 2026

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this offering circular and any accompanying offering circular supplements, which we refer to collectively as the offering circular. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with different information. This offering circular may only be used where it is legal to sell these securities. You should not assume that the information contained in this offering circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This offering circular is part of an offering statement that we filed with the SEC, using a continuous offering process. Periodically, as we make material investments, update our NAV per share amount, or have other material developments, we will provide an offering circular supplement that may add, update or change information contained in this offering circular. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov, or on the Arrived Platform website, www.arrived.com. The contents of the Arrived Platform website (other than the offering statement, this offering circular and the appendices and exhibits thereto) are not incorporated by reference in or otherwise a part of this offering circular.

Our sponsor and Dalmore, in its capacity as broker of record for this offering, are permitted to make a determination that the purchasers of shares in this offering are “qualified purchasers” in reliance on the information and representations provided by the shareholder regarding the shareholder’s financial situation. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

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STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS

Our common shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A). As a Tier 2 offering pursuant to Regulation A, this offering is exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that our common shares offered hereby are offered and sold only to “qualified purchasers” or at a time when our common shares are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our common shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

To determine whether a potential investor is an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person:

1.	who has an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person;

2.	who has earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year;

3.	who has certain professional certifications, designations or credentials or other credentials issued by an accredited educational institution, as designated by the SEC; or

4.	who, with respect to investments in a private fund, are “knowledgeable employees” of the fund, as defined in the Investment Company Act of 1940.

The list above is non-exhaustive; prospective investors should review Rule 501 of Regulation D for more details on whether they are an “accredited investor.” If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details.

For purposes of determining whether a potential investor is a “qualified purchaser”, annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

The following questions and answers about this offering highlight material information regarding us and this offering that is not otherwise addressed in the “Offering Summary” section of this offering circular. You should read this entire offering circular, including the section entitled “Risk Factors”, before deciding to purchase our common shares.

Q:	What is Arrived Debt Fund, LLC?

A:

Arrived Debt Fund, LLC is a Delaware limited liability company formed to invest in and manage a diversified portfolio of residential real estate investments.

We expect to use substantially all of the net proceeds from this offering to acquire from third-party originators, and in the future also from our sponsor or its affiliate, non-traditional mortgage loans, primarily of a short-term period no longer than 36 months. Such non-traditional mortgage loans are typically made to owners and developers of real estate that have an immediate need for bridge financing and are willing to pay a higher interest rate for the use of a lender’s money on a short-term basis. The underwriting of these loans is typically based on the value of the property that secures the loan and not solely or primarily on the creditworthiness of the borrower, and the loans are secured by residential real estate and structured real estate loans (including senior mortgage loans and subordinated mortgage loans). We may also invest in real estate-related debt securities (including RMBS, CDOs, and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

Q:	What is a real estate investment trust, or REIT?

A:	In general, a REIT is an entity that:

●	combines the capital of many investors to acquire or provide financing for a diversified portfolio of real estate investments under professional management;

●	is able to qualify as a “real estate investment trust” under the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes and is therefore generally entitled to a deduction for the dividends it pays and not subject to U.S. federal corporate income taxes on its net income that is distributed to its shareholders. This treatment substantially eliminates the “double taxation” (taxation at both the corporate and shareholder levels) that generally results from investments in a corporation; and

●	generally pays distributions to investors of at least 90% of its annual ordinary taxable income.

In this offering circular, we refer to an entity that qualifies to be taxed as a real estate investment trust for U.S. federal income tax purposes as a REIT. We elected to be treated as a REIT for U.S. federal income tax purposes commencing with the first full taxable year ending December 31, 2024.

Q:	Who chooses which investments you make?

A:	We are externally managed by our Manager. Our Manager makes all of our investment decisions.

Q:	Who is Arrived Holdings, Inc.?

A:	Arrived Holdings, Inc., is a Delaware corporation and our sponsor. Arrived Holdings, Inc. also owns and operates the Arrived Platform.

Q:	What is the Arrived Platform?

A:	The Arrived Platform is an online investment platform for residential real estate. The Arrived Platform gives investors the ability to:

●	browse investment offerings based on investment preferences including location, asset type, risk and return profile;

●	transact entirely online, including digital legal documentation, funds transfer, and ownership recordation;

●	manage and track investments easily through an online portfolio;

●	receive automated distributions and/or interest payments, and regular financial reporting;

●	reinvest dividends and make recurring investments;

●	invest dividends received from other Arrived Platform investments; and

●	redeem shares.

Q:	What competitive advantages do you achieve through your relationship with your sponsor?

A:	Our Manager utilizes the personnel and resources of our sponsor to select our investments and manage our day-to-day operations. Our sponsor’s corporate, investment and operating platforms are well established, allowing us to realize economies of scale and other benefits including the following:

●	Market Knowledge and Industry Relationships — Through its active and broad participation in real estate capital markets, our sponsor benefits from market information that enables it to identify attractive residential real estate debt investment opportunities and to make informed decisions with regard to the relative valuation of financial assets and capital allocation. We believe that our sponsor’s extensive industry relationships with a wide variety of residential real estate debt originators will provide us with a competitive advantage in sourcing attractive investment opportunities to meet our investment objectives.

●	Related Party Loans — If we have sufficient funds to acquire only a portion of a loan or other real estate-related investment then, in order to cover the shortfall, we may obtain a related party loan from, or issue a participation interest to an affiliate. Our operating agreement expressly authorizes us to enter into such related party loans and to issue such participation interests. This ability allows us the flexibility to deploy our offering proceeds as funds are raised. See “Plan of Operation – Related Party Loans”.

●	Regulation A Experience — As of May 18, 2026, our sponsor has sponsored six Regulation A offerings which permit public investment in individual residential real estate properties, and two Regulation A offerings which permit investment in a diversified portfolio of single family residential real estate properties. In connection with these offerings, our sponsor has facilitated or originated approximately 493 real estate assets through various Arrived Platform investment opportunities with aggregate purchase prices of approximately $400 million. The portfolios included in the Arrived Platform investment opportunities are diversified by investment size and geographic region and as of the date of this offering circular, have returned approximately $18.5 million in distributions to investors. For more information, see our website at www.arrived.com.

Q:	Why should I invest in residential real estate focused primarily on debt investments?

A:	Our goal is to provide a professionally managed, diversified portfolio consisting primarily of loans and other debt investments secured by residential real estate to investors who generally have had very limited access to such investments in the past. Allocating some portion of your portfolio to a direct investment in residential real estate-secured debt may provide you with:

●	a reasonably predictable and stable level of current income from the investment; and

●	diversification of your portfolio, by investing in an asset class that historically has not been correlated with the stock market generally.

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Q:	Why should I invest specifically in a company that is focused primarily on loans related to residential real estate?

A:	The pricing of real estate debt capital has increased dramatically and the terms and structure of real estate loans, including borrower recourse, have become much more favorable for lenders. We believe that continued uncertain economic conditions have and will continue to create a favorable environment for experienced residential real estate debt investors who, by pooling a significant number of residential real estate loans together, purchasing them from reputable lenders with significant experience in the origination and servicing of residential real estate loans and maintaining highly disciplined collateralization thresholds, will create a scenario our sponsor believes to be likely to produce attractive returns with a reasonable level of default risk.

Q:	What kind of offering is this?

A:	We are offering, primarily through the Arrived Platform, a maximum of $32,700,000 in our common shares to the public on a “best efforts, no minimum” basis, which represents the value of the shares available to be offered as of June 22, 2026 out of the rolling 12-month maximum offering amount under Regulation A of $75 million, taking into account $42.3 million shares sold over the prior 12-month period. This offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering. Further, the acceptance of subscriptions, whether via the Arrived Platform or otherwise, may be briefly paused at times to allow us to effectively and accurately process and settle subscriptions that have been received.

Q:	What will you do with the proceeds from your offering?

A:	We intend to use substantially all of the net proceeds from this offering (after paying the Manager the organization and offering fee) to invest in and manage a diverse portfolio of non-traditional mortgage loans, primarily of a short-term period no longer than 36 months. More particularly, we expect that approximately 90% of the net proceeds will be used to acquire loans and 10% of the proceeds to be kept in cash or cash equivalents in order to fund distributions and redemptions and allow our Manager the flexibility to manage our portfolio as necessary. We may also invest, to a limited extent, in residential real estate debt securities (including RMBS, CDOs, and REIT senior unsecured debt) and other select residential real estate-related assets, where the underlying assets primarily consist of residential real estate properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We may also enter into one or more joint ventures or other arrangements for the acquisition of loans and other debt investments secured by residential real estate with third parties or affiliates of the Manager, including present and future real estate investment offerings sponsored by affiliates of the Manager. We expect that any expenses or fees payable to our Manager for its services in connection with managing our daily affairs, including but not limited to, the selection and acquisition of our investments, will be paid from free cash flow. If such fees and expenses are not paid from cash flow (or waived) they will reduce the cash available for investment and distribution. See “Management Compensation” for more details regarding the fees that are paid to our Manager and its affiliates.

We may not be able to promptly invest the net proceeds of this offering in residential real estate loans and other select residential real estate-related assets. In the interim, we may invest in short-term, highly liquid or other authorized investments. Such short-term investments will not earn as high of a return as we expect to earn on our real estate-related investments. See “Investment Objectives and Strategy” for more details.

Q:	What are the expected terms of the non-traditional mortgage loans you are targeting for acquisition?

A:	Our Manager has discretion as to the mortgage loans and other real estate assets we will acquire but it will generally seek to acquire loans with one or more of the following characteristics:

●	Loan size: $50,000 to $5,000,000

●	Term: Six months to three years

●	Target Effective Interest Rate: 9-15% per annum

●	Collateral: Residential real estate

●	Security: recourse and non-recourse

●	Underwriting:

o	Construction/Rehabilitation Loans: Loan to after-construction/rehabilitation values of up to 70%

o	Other Loans: Loan to cost ratios of up to 80%

●	Servicing Fees: Up to 0.5% of the principal amount of the loan annually

●	Originator’s Spread: Up to 1.0% of the principal amount of the loan annually

●	Incentive Fees: Our sponsor may receive (i) a portion of the fees paid by the borrower to the originator and (ii) other incentive fees from the originator for services provided by the sponsor to the originator

Q:	Will the Company or the Manager originate and service the Company’s loans?

A:	Although our sponsor or its affiliates intend to originate loans in the future, our loans have been, and are expected to continue to be initially, acquired from third-party originators and serviced by such originators or another properly licensed third-party provider. We will pay market rate servicing fees and lender’s spreads to such third parties, which will be netted against the interest we receive in connection with such loans.

Q:	How is an investment in your common shares different from investing in shares of a listed REIT?

A:	The fundamental difference between our common shares and a listed REIT is the daily liquidity available with a listed REIT. Although we have adopted a redemption plan that generally allows investors to redeem shares on a quarterly basis, for investors with a short-term investment horizon, a listed REIT may be a better alternative than investing in our common shares. However, we believe our common shares are an alternative way for investors to deploy capital into a diversified pool of real estate assets, with a lower correlation to the general stock market than listed REITs. Additionally, listed REITs are subject to more demanding public disclosure and corporate governance requirements than we are subject to. While we are subject to the scaled reporting requirements of Regulation A, such periodic reports are substantially less than what would be required for a listed REIT.

Q:	How is an investment in your common shares different from investing in shares of a traditional non-exchange traded REIT?

A:	Traditional non-exchange traded REITs (including mortgage REITs) typically use a highly manpower-intensive method with hundreds to thousands of sales brokers calling on investors to sell their offerings. Our sponsor has pioneered a low-cost digital platform, which we intend to leverage in conducting this offering, thus reducing the financial burdens to us of offering our common shares.

Q:	How is an investment in your common shares different from investing in shares of other real estate investment opportunities offered on the Arrived Platform or on similar online investment platforms?

A:	We are one of the few non-exchange traded REITs offered directly to all potential investors primarily over the internet. Most other similar online investment platforms that we are aware of typically offer individual loan or credit investments as private placements to accredited investors only or commercial loan portfolios with limited transparency to the underlying assets. We intend to own a more diversified portfolio of residential real estate loans and other real estate-related assets, with certain tax advantages unique to REITs, that is accessible to both accredited and non-accredited investors at a low investment minimum.

Q:	What is the purchase price for your common shares?

A:	The per share purchase price in this offering is adjusted by our Manager at the beginning of every quarterly period to be no less than our NAV per share. Investors will pay the most recent publicly announced purchase price as of the date of their subscription. Our website, www.arrived.com, presents the current NAV per share. Any subscriptions that we receive during a quarterly period will be executed at the purchase price in effect at the time such subscription is received. Subscribers may generally withdraw their subscription prior to settlement, which typically occurs within one week of the submission of the subscription. So, for example, if the purchase price were to change as a result of NAV, a subscriber may withdraw their subscription and submit a new subscription so long as they perform this action prior to the settlement of the first subscription. If a material event occurs in between updates of NAV that would cause our NAV per share to change by 7% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement or current report as promptly as reasonably practicable, and will update the NAV information provided on our website. See “Description of Our Common Shares—Share Price Adjustments” for more details.

Q:	How will your NAV per share be calculated?

A:	At the end of each quarterly period, our Manager’s internal accountants and asset management team will calculate our NAV per share using a process that reflects, among other matters: (1) an estimated value of our total loan portfolio, as determined by the Manager’s asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) default rates and discount rates, including time to maturity on current loans, and (ii) market interest rates, and (b) in certain instances, reports of the total loan portfolio value or any subset thereof provided by an independent valuation expert or automated valuation models; (2) the price of liquid assets for which third-party market quotes are available; (3) accruals of our periodic distributions; and (4) estimated accruals of interest payments.

Note, however, that the determination of our NAV will not be based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. In instances where an appraisal of our loan portfolio or the underlying real estate-related asset is necessary, including, but not limited to, instances where third-party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate loans and assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor prepares, our NAV per share. See “Description of our Common Shares—Valuation Policies” for more details about our NAV and how it will be calculated.

Q:	How exact will the calculation of the NAV per share be?

A:	As there is no market value for our common shares as they are not expected to be listed or traded on any stock exchange or other marketplace, our goal is to provide a reasonable estimate of the value of our common shares as of the end of each quarterly period. Our assets consist principally of residential real estate loans and other investments related to residential real estate. Our Manager’s internal accountants’ valuation of our total loan portfolio is subject to a number of judgments and assumptions that may not prove to be accurate. The use of different judgments or assumptions would likely result in different estimates of the value of our loans. Moreover, although we evaluate and provide our NAV per share on a quarterly basis, our NAV per share may fluctuate daily, so that the NAV per share in effect for any quarterly period may not reflect the precise amount that might be paid for your common shares in a market transaction. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any resulting potential disparity in our NAV per share may be in favor of either shareholders who redeem their common shares, or shareholders who buy new common shares, or existing common shareholders. In addition, the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. See “Description of our Common Shares—Valuation Policies” for more details about our NAV and how it will be calculated.

Q:	Will I have the opportunity to redeem my common shares?

A:

Yes. Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. While investors should view an investment in the Company as long-term, we have adopted a redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity.

At any time after six (6) months following the purchase of common shares, an investor may request redemption of all or any portion of their common shares in accordance with the Company’s redemption plan as set forth herein. Pursuant to our redemption plan, an investor may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 worth of common shares per redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

Except in the case of exceptional redemptions, the redemption price, calculated in accordance with the policies set forth under “Description of Our Common Shares—Redemption Plan” below, may be reduced by a fee paid to our Manager as compensation for administration of our redemption program depending upon when the redemption request is submitted. The redemption price will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Within the first six months of first acquiring the common shares, redemptions are only permitted in the case of exceptional redemptions. “Exceptional redemptions” may include death, qualifying disability and personal home purchase, or as otherwise determined by the Manager.

Based on the time when a shareholder requests redemption, the effective redemption prices (which reflect any fees paid to the Manager), are set forth below:

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price)(1)
Settlement date to 6 months	No Redemptions
6 months to 3 years	99.0	%(2)
More than 3 years	100.0	%(3)
Exceptional redemptions	100.0	%(3)

(1)	The effective redemption price will be the per share NAV for our common shares as of the beginning of the quarter in which the redemption request is made, rounded down to the nearest $0.01.

(2)	For shares held between 6 months and three (3) years, the Effective Redemption Price includes a fixed 1.0% fee that will be paid to our Manager based on the NAV for our common shares in effect at the time of the redemption request.

(3)	There is no fee for redemptions of common shares held at least three (3) years or for exceptional redemptions.

Redemption of our common shares will be made quarterly (with exact dates to be announced) upon written request to be generated through the Arrived Platform to us within seven (7) days following the end of the quarter. The Manager intends to remit the redemption price within ten (10) business days (but generally no more than five (5) business days) of receipt of the request.

Q:	Are there any limits on my ability to redeem my shares?

A:

Yes. While we designed our redemption plan to allow shareholders to request redemptions on a quarterly basis, we need to impose limitations on the size of individual redemption requests and the total amount of net redemptions per calendar quarter in order to maintain sufficient sources of liquidity to satisfy redemption requests without impacting our ability to invest in real estate assets and maximize investor returns.

We cannot guarantee that the funds, if any, set aside for the redemption plan will be sufficient to accommodate all requests made in any given time period. In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted during any given quarter, such pending requests will be honored on a pro-rata basis, if at all. In the event that not all redemptions are being honored in a given quarter, the redemption requests not fully honored will have the remaining amount of such redemption requests considered on the next quarter in which redemptions are being honored. Accordingly, all unsatisfied redemption requests will be treated as requests for redemption on the next date on which redemptions are being honored, with redemptions processed pro-rata, if at all.

We intend to limit common shareholders to one (1) redemption request outstanding at any given time, meaning that, if a common shareholder desires to request more or less shares be redeemed, such common shareholder must first withdraw the first redemption request. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a first in first out basis – meaning, those common shares that have been continuously held for the longest amount of time will be redeemed first. In addition, we intend to limit shareholders to redemption requests to the lesser of 5,000 common shares or $50,000 worth of common shares per redemption request.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter. Redemptions in any calendar quarter will be limited to shares whose aggregate value (based on the redemption price per share in effect as of the first day of the last month of such calendar quarter) is 5.00% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these assets are sold, but we do not generally intend to redeem more than 20.00% of the NAV of all of our common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT for U.S. federal income tax purposes, following any material decrease in our NAV, or for any other reason. In the event that we suspend our redemption plan, we expect that we will reject any outstanding redemption requests and do not intend to accept any new redemption requests until at least after the next NAV adjustment. In the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Arrived Platform to disclose such action. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT for U.S. federal income tax purposes (for example, if a redemption request would cause a non-redeeming shareholder to violate the ownership limits in our operating agreement or if a redemption constitutes a “dividend equivalent redemption” that could give rise to a preferential dividend issue, to the extent applicable). Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan. See “Description of Our Common Shares—Redemption Plan” for more details.

Q:	Will I still be entitled to distributions after I submit a request for redemption?

A:	Yes. Distributions will be paid to holders as of the record dates selected by the Manager. You will continue to receive applicable distributions with respect to the common shares that are subject to a redemption request between the time you make such redemption request and the effective date of the redemption.

Q:	What is the number and percentage of common shares that have been submitted for redemption and redeemed, respectively?

A:	As of December 31, 2025, approximately 199,792 common shares have been submitted for redemption through our redemption plan and 100% of such redemption requests have been honored.

Q:	Will I be charged upfront selling commissions?

A:	Not directly. However, we will pay Dalmore a brokerage fee of up to 1.0% of the amount raised in this offering (up to a maximum amount of $32,700,000). We will also make a one-time advance payment of $5,000 to Dalmore for out-of-pocket expenses. Investors will not pay upfront selling commissions as part of the price per common share purchased in this offering. Additionally, there is no dealer manager fee or other service-related fee payable by the Company in connection with the offering and sale of our common shares through the Arrived Platform. Notwithstanding the foregoing, Dalmore will not receive any fee on funds raised from the sale of any common shares to the Manager, its affiliates, or common shares sold pursuant to our DRIP and DSPP.

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Q:	Who pays your organization and offering costs?

A:	We will pay our Manager a fee to cover organization and offering expenses incurred in an amount equal to 1.75% of gross offering proceeds (including without limitation brokerage fees payable to Dalmore, which will be paid by the Manager without reimbursement). If organization and offering expenses exceed 1.75% of gross offering proceeds, the Manager will be responsible for paying any such excess expenses without reimbursement.

Q:	What fees and expenses do you pay to your Manager or any of its affiliates?

A:	We may pay the following categories of fees and expenses to our Manager and its affiliates:

o	organization and offering expense fee

o	offering service fee

o	asset management fees

o	reimbursement for acquisition and origination expenses

o	interest on related party loans

o	reimbursement for other operating expenses, including special servicing expenses

o	accounting, audit and valuation expenses

o	redemption fees

The payment by us of fees and expenses will reduce the cash available for investment and distribution and will directly impact our NAV. Our Manager or its affiliates may also receive fees and other compensation payable by the originators from whom we acquire loans for services provided by them to such originators. See “Management Compensation” for more details regarding the fees paid to our Manager and its affiliates.

Q:	Will you use leverage?

A:	Yes, we may employ leverage to enhance total returns to our common shareholders through a combination of secured facilities and capital markets financing transactions. Please see “Investment Objectives and Strategy” for more details.

Q:	How often will I receive distributions?

A:

We expect that our Manager will declare and make distributions on a monthly basis, or more or less frequently as determined by our Manager, in arrears. Any distributions we make will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow. We expect that our Manager will set the rate of distributions at a level that will be reasonably consistent and sustainable over time, which will be fully dependent on the yields generated by our assets. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level. We will utilize a “mobile wallet” feature for payment of distributions. See “Q: What is the Arrived Homes Wallet?”

Our Manager’s discretion as to the payment of distributions is limited by the REIT distribution requirements, which generally require that we make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain. Moreover, even if we make the required minimum distributions under the REIT rules, we will be subject to U.S. federal income and excise taxes on our undistributed taxable income and gains, if any. As a result, the Manager intends to make additional distributions, beyond the minimum REIT distribution, to avoid such potential income and excise taxes. See “Description of Our Common Shares — Distributions” and “Certain U.S. Federal Income Tax Considerations”.

Any distributions that we make will directly impact our NAV, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through monthly distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Q:	What is the source of your distributions?

A:	While our goal is to pay distributions from our free cash flow from interest payments on our loan portfolio, we may use other sources to fund distributions. Until the proceeds from our public offering are invested and generating sufficient free cash flow, some or all of our distributions may be paid from other sources, including the net proceeds of this offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future free cash flow and the issuance of additional securities. Use of some or all of these sources may reduce the amount of capital we invest in assets and negatively impact the return on your investment and the value of your investment. We have not established a limit on the amount of proceeds we may use to fund distributions. We can provide no assurances that future cash flow will support payment of distributions or the maintenance of distributions at any particular level or at all. To date, we have paid distributions primarily from our free cash flow.

Q:	Will the distributions I receive be taxable as ordinary income?

A:

Unless your investment is held in a qualified tax-exempt account or we designate certain distributions as capital gain dividends, distributions that you receive generally will be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. However, for taxable years beginning before January 1, 2026, subject to certain limitations, non-corporate taxpayers are generally eligible for a deduction of up to 20% on most ordinary REIT dividends.

The portion of your distribution in excess of current and accumulated earnings and profits is considered a return of capital for U.S. federal income tax purposes and will reduce the tax basis of your investment, rather than result in current tax, until your basis is reduced to zero. Return of capital distributions made to you in excess of your tax basis in our common shares will be treated as sales proceeds from the sale of our common shares for U.S. federal income tax purposes. Distributions we designate as capital gain dividends are generally taxable at long-term capital gains rates for U.S. federal income tax purposes. However, because each investor’s tax considerations are different, we recommend that you consult with your tax advisor. You also should review the section of this offering circular entitled “Certain U.S. Federal Income Tax Considerations”, including the discussion of the special rules applicable to distributions in redemption of shares and liquidating distributions.

Q:	May I reinvest my cash distributions in additional shares?

A:	Yes. You may choose to reinvest cash distributions in additional shares at any time. In the future, we expect to offer the ability to participate in our DRIP, by which all distributions we pay to you with respect to your common shares participating in the plan would be automatically reinvested in our common shares. See “Plan of Distribution— Distribution Reinvestment and Direct Share Purchase Plan” for more details.

Q:	Who might benefit from an investment in your common shares?

A:	An investment in our common shares may be beneficial for you if you seek to diversify your personal portfolio with a residential real estate investment vehicle focused primarily on residential real estate loans and other select residential real estate-related assets, seek to receive current income, seek to preserve capital and are able to hold your investment for a time period consistent with our liquidity strategy. On the other hand, we caution persons who require immediate liquidity or guaranteed income, or who seek a short-term investment, that an investment in our common shares will not meet those needs.

Q:	Are there any risks involved in buying your common shares?

A:	Investing in our common shares involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objectives, and therefore, you should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” for a description of the most significant risks relating to this offering and an investment in our common shares.

Q:	How does a “best efforts, no minimum” offering work?

A:	When common shares are offered to the public on a “best efforts, no minimum” basis, we are only required to use our best efforts to sell our common shares, with no minimum offering amount. Neither our sponsor, Manager nor any other party has a firm commitment or obligation to purchase any of our common shares.

Q:	Who can buy shares?

A:	Generally, you may purchase shares if you are a “qualified purchaser” (as defined in Regulation A). “Qualified purchasers” include:

●	“accredited investors” under Rule 501(a) of Regulation D; and

●	all other investors so long as their investment in our common shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

Net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A. Please refer to the section above entitled “State Law Exemption and Purchase Restrictions” for more information.

Q:	What is the Arrived Homes Wallet?

A:

We will utilize a “mobile wallet” feature for payment of distributions (the “Arrived Homes Wallet”). The Arrived Homes Wallet will be used to allow you to pay for subscriptions, receive distributions, reinvest distributions, and receive redemption proceeds. To the extent you do not already have an Arrived Homes Wallet, you must create a wallet account through the Arrived Platform. Funds submitted into the Arrived Homes Wallet may earn interest at the prevailing interest rate provided for therein, and any such interest earned will be retained by our sponsor.

Subscription payments may be made from funds already available in your Arrived Homes Wallet at the time your subscription is submitted to us or may be deposited by you into your Arrived Homes Wallet at the time of subscription via ACH debit from another account maintained by you. You should be aware that you may not withdraw subscription payments from your Arrived Homes Wallet once you have submitted your subscription (even before we accept the subscription), unless we reject your subscription.

Q:	How do I buy shares?

A:

You may purchase our common shares in this offering by creating a new account, or logging into your existing account, at the Arrived Platform (and if necessary, creating an Arrived Homes Wallet). You will need to fill out a subscription agreement like the one included as an exhibit to this offering statement of which this offering circular is a part, for a certain investment amount and pay for the shares at the time you subscribe.

In order to help protect us from the risk of chargebacks, we may require that any subscription in excess of $20,000 of our common shares be funded through a bank wire transfer and not an ACH electronic fund transfer.

Q:	Is there any minimum investment required?

A:	Yes. If you are a first-time investor in our common shares, you must initially purchase at least $100 worth of common shares, rounded up to the nearest whole share. There is no minimum investment requirement on additional purchases, subject to the requirement to purchase whole shares. However, in certain instances, we may revise the minimum purchase requirements in the future or elect to waive the minimum purchase requirement, such as for individuals who participate in different plans established by our Manager through which they can invest in our common shares.

Q:	May I make an investment through my individual retirement account (“IRA”) or other tax-deferred retirement account?

A:	Generally, yes. We currently accept investments through self-directed IRAs, although we intend to limit the amount of IRA investments and investments from other “benefit plan investors” within the meaning of Section 3(42) of ERISA to less than 25 percent of our common shares. However, IRAs or other tax-deferred retirement accounts that invest in our common shares generally are subject to tax on any “unrelated business taxable income” under the Code.

Q:	How long will this offering last?

A:

We currently expect that this offering will remain open for investors until a date three (3) years after the date of the initial qualification of the offering or we raise the maximum amount being offered, unless terminated by us at an earlier time. We reserve the right to terminate this offering for any reason at any time.

Q:	Will I be notified of how my investment is doing?

A:	Yes, we will provide you with periodic updates on the performance of your investment in us, including:

●	an annual report;

●	a semi-annual report;

●	current event reports for specified material events within four business days of their occurrence;

●	supplements to the offering circular, if we have material information to disclose to you; and

●	other reports that we may file or furnish to the SEC from time to time.

We will provide this information to you by posting such information on the SEC’s website at www.sec.gov, on the Arrived Platform at www.arrived.com, or via e-mail.

Q:	When will I get my detailed tax information?

A:	Your IRS Form 1099-DIV tax information, if required, will be provided by January 31 of the year following each taxable year.

Q:	Who can help answer my questions about the offering?

A:	If you have more questions about the offering, or if you would like additional copies of this offering circular, you should contact us by email at support@arrived.com or by mail at:

Arrived Debt Fund, LLC

1700 Westlake Ave North, Suite 200

Seattle, WA 98109

Attn: Arrived Debt Fund, LLC

OFFERING SUMMARY

This offering summary highlights material information regarding our business and this offering that is not otherwise addressed in the “Questions and Answers About this Offering” section of this offering circular. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read the entire offering circular carefully, including the “Risk Factors” section before making a decision to invest in our common shares.

Arrived Debt Fund, LLC

Arrived Debt Fund, LLC is a Delaware limited liability company formed on December 21, 2023 to invest in and manage a diversified portfolio of residential real estate investments. We expect to use substantially all of the net proceeds from this offering to acquire from third-party originators, and in the future also from our sponsor or its affiliate, non-traditional mortgage loans, primarily of a short-term period no longer than 36 months. As of December 31, 2025, we held 59 loans for an aggregate purchase price of approximately $70.5 million.

Non-traditional mortgage loans are typically made to owners and developers of real estate that have an immediate need for bridge financing and are willing to pay a higher interest rate for the use of a lender’s money on a short-term basis. The underwriting of these loans are typically based on the value of the property that secures the loan and not solely or primarily on the creditworthiness of the borrower and are secured by residential real estate and structured real estate loans (including senior mortgage loans and subordinated mortgage loans). We may also invest in real estate-related debt securities (including RMBS, CDOs, and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

We operate in a manner that allows us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2024. Among other requirements, REITs are required to distribute to shareholders at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain).

We are externally managed by Arrived Fund Manager, LLC (our “Manager”), which is a wholly-owned subsidiary of our sponsor, Arrived Holdings, Inc. (our “sponsor). Arrived Holdings, Inc. owns and operates an online investment platform www.arrived.com (the “Arrived Platform”) that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Through the use of the Arrived Platform, investors can browse and screen real estate investments, view details of an investment and sign legal documents online. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Our office is located at 1700 Westlake Ave North, Suite 200, Seattle, WA 98109. Our telephone number is (814) 277-4833. Information regarding our Company is also available on our web site at www.arrived.com.

Recent Developments

Capital Raised

To date, we have sold approximately 8.9 million shares and raised an aggregate of approximately $89.3 million in capital pursuant to Regulation A.

Redemptions Pursuant to Redemption Plan

For the year ended December 31, 2025, approximately 199,792 shares had been submitted for redemption, and 100% of such requests were honored, with redemptions totaling approximately $2.0 million. Redemptions have primarily been paid out of our free cash flow.

Please refer to the section entitled “Description of Our Common Shares—Redemption Plan” for more information.

Investment Strategy

Our investment strategy is to invest in and manage a diversified portfolio of short-term, asset-based loans secured by residential real estate. We may also invest, to a limited extent, in residential real estate debt securities (including RMBS, CDOs, and REIT senior unsecured debt) and other select residential real estate-related investments, where the underlying assets primarily consist of residential real estate. To the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest a limited amount in commercial mortgage-backed securities, mortgage loans and tenant-in-common interests. We expect that our portfolio of debt investments will be secured primarily by U.S. based collateral and diversified by security type, property type and geographic location.

We seek to create and maintain a portfolio of shorter duration investments that generate a low volatility income stream of attractive and consistent cash distributions. Our focus on investing in debt instruments will emphasize the payment of current returns to investors and preservation of invested capital as our primary investment objectives.

We may enter into one or more joint ventures or other arrangements for the acquisition of loans and other debt investments secured by residential real estate with third parties or affiliates of the Manager, including present and future real estate investment offerings sponsored by affiliates of the Manager.

Investment Objectives

Our investment objectives are:

●	Consistent cash flow;

●	Favorable tax treatment of REIT income and long-term capital gains

●	Responsible risk management; and

●	Capital preservation.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Market Opportunities

We believe that the near and intermediate-term market for residential-backed debt investments is compelling from a risk-return perspective. We favor a strategy weighted toward targeting debt investments whose purpose is to provide capital to real estate professionals who can add much needed residential inventory and liquidity into the market. Since interest rates have significantly increased in the US economy, housing inventory has severely tightened. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to deliver investments with attractive income production backed by quality security in order to seek the best risk-return dynamic for our common shareholders.

Our Manager

Arrived Fund Manager, LLC, our Manager, manages our day-to-day operations. Our Manager is a wholly-owned subsidiary of our sponsor. A team of real estate professionals, acting through our Manager, makes all the decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations in our operating agreement. Our Manager also provides asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital. Arrived Holdings, Inc., our sponsor, is able to exercise significant control over our business and will provide services to our Manager pursuant to a shared services agreement. See “Management—Shared Services Agreement”.

About the Arrived Platform

Our sponsor is the owner and operator of the Arrived Platform, an online financial platform focused on real estate, which may be found on the website: www.arrived.com.

Ryan Frazier is responsible for overseeing the day-to-day operations of our Manager.

Management Compensation

Our Manager and its affiliates receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets. The items of compensation are summarized in the following table. Neither our Manager nor its affiliates receive any selling commissions or dealer manager fees in connection with the offer and sale of our common shares. In the event that the Manager performs these tasks, it will be entitled to receive compensation as described below, which the Manager believes is at or below the cost that would be incurred by retaining an independent third-party. Our Manager in its sole discretion may defer or waive any fee or reimbursements payable to it under the operating agreement. All or any portion of any waived fees or reimbursements may, in the Manager’s discretion, be forfeited. All or any portion of any deferred fees or reimbursements will be deferred without interest and paid when the Manager determines. See “Management Compensation” for a more detailed explanation of the fees and expenses payable to our Manager and its affiliates.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount
Organization and Offering Expense Fee — Manager	We will pay the Manager an amount equal to 1.75% of the gross offering proceeds for out-of-pocket expenses in connection with our organization and offering expenses, including any such fees, costs and expenses allocable to the Company incurred in connection with the offering, including, without limitation, brokerage, underwriting, legal, accounting, escrow, compliance, marketing and technology costs related to the offering. If organization and offering expenses exceed 1.75% of gross offering proceeds, the Manager will be responsible for paying any such excess expenses without reimbursement	If we raise the maximum offering amount of $32.7 million, the organization and offering expense reimbursement will be up to $572,250.

Offering Service Fee — Sponsor or its Affiliate	We will pay monthly an offering service fee of 0.10%, which is initially based on the total principal balance of our loan portfolio and the market value of any other investment vehicles, including real estate, as of the end of each month.	Actual amounts are dependent upon the total assets invested by our Manager; we cannot determine these amounts at the present time.

Asset Management Fee — Manager	We will pay a monthly asset management fee of 0.10%, which will be based on our NAV at the end of each prior quarterly period.	Actual amounts are dependent upon the offering proceeds we raise or our NAV; we cannot determine these amounts at the present time.

Reimbursement of Acquisition / Origination Expenses — Manager	We may reimburse our Manager for actual expenses incurred in connection with the selection, acquisition or origination of an investment, whether or not we ultimately acquire the investment.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ); we cannot determine these amounts at the present time.

Interest and Origination Fees on Related Party Loans — Manager or its Affiliate	In connection with each loan acquisition, the Manager or its affiliates may provide a loan to finance the purchase of such loan, and we will pay interest at the current market rate. We may also pay a loan origination fee that will be charged at the current market rate.	Actual amounts are dependent on the principal and interest rate on these loans; we cannot determine these amounts at the present time.

Reimbursement of Other Operating Expenses — Manager

We reimburse our Manager for out-of-pocket expenses paid to third parties in connection with providing services to us. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs.

The expense reimbursements that we pay to our Manager also include expenses incurred by our sponsor in the performance of services under the shared services agreement between our Manager and our sponsor, including any increases in insurance attributable to the management or operation of our Company.

Actual amounts are dependent on current market rates and the purchase prices of the loans we acquire and expenses related to their acquisition; we cannot determine these amounts at the present time.

Reimbursement of Special Servicing Expenses — Manager or Other Party	We may reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets, including, but not limited to, reimbursement of non-ordinary expenses and employee time required to special service a non-performing asset. Whether an asset is deemed to be non-performing is in the sole discretion of our Manager.	Actual amounts are dependent upon the occurrence of an asset becoming non-performing, the original value of such asset, and the results of our operations; we cannot determine these amounts at the present time.

Fees from Other Services — Affiliates of our Manager	We may retain certain of our Manager’s affiliates, from time to time, for services relating to our investments or our operations, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/ budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, transaction support services, transaction consulting services and other similar operational matters. Any compensation paid to our Manager’s affiliates for any such services will not reduce the asset management fee. Any such arrangements will be at or below market rates.	Actual amounts depend on to what extent affiliates of our Manager are actually engaged to perform such services.

Redemption fees — Manager	Investors will pay a fixed fee to the Manager in connection with redemption of shares held between six months and three years. See “Description of our Common Shares—Redemption Plan” for more information.	For shares held between 6 months and three (3) years, the effective redemption price includes a fixed 1.0% fee that will be paid to our Manager based on the NAV for our common shares in effect at the time of the redemption request.

Incentive Fees Payable by Originators — Sponsor or its Affiliates	Our sponsor or its affiliates may receive incentive fees from a third-party originator to whom they provide services with respect to loans we acquire from such originators in the form of a referral fee, or a portion of the fees payable by borrowers to the originators with respect to the making of the loan.	Actual amounts will depend on agreements with loan originators; we cannot determine these amounts at the present time.

Summary of Risk Factors

Investing in our common shares involves a high degree of risk. You should carefully review the “Risk Factors” section of this offering circular, beginning on page 9, which contains a detailed discussion of the material risks that you should consider before you invest in our common shares.

Conflicts of Interest

Our Manager and its affiliates experience conflicts of interest in connection with the management of our business. Some of the material conflicts that our Manager and its affiliates face include, among others, conflicts related to our asset management fee, ordinary course business activities of our Manager and its affiliates, other similar investment programs organized by our sponsor, and allocation of our sponsor’s real estate professionals’ time. In addition, the terms of our operating agreement were not negotiated at arm’s length, our common shareholders may only remove our Manager for “cause”, we may have conflicting incentives with regards to internalizing our management function, our Manager may determine that we should merge or consolidate through a roll-up or similar transaction without shareholder consent, and we are not subject to a number of corporate governance requirements as a non-listed offering pursuant to Regulation A. See “Conflicts of Interest.”

If an investment, sale, financing or other business opportunity would be suitable for more than one program, our sponsor will allocate it using its business judgment. Any allocation of this type may involve the consideration of a number of factors that our sponsor determines to be relevant. See “Conflicts of Interest—Allocation of Investment Opportunities.”

Distributions

The Manager has sole discretion in determining what distributions of free cash flow are made to shareholders except as otherwise limited by law or the operating agreement.

Free cash flow consists of the net income (as determined under GAAP) related to our investments, including loan interest payments, and principal repayments to the extent not reinvested by us in additional loans, plus any change in net working capital and non-cash Operating Expenses and less any Operating Expenses and capital expenditures.

Our Company expects the Manager to make distributions of any free cash flow on a monthly or other periodic basis as set forth below. However, the Manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions.

Payments to fulfill redemption requests under our redemption plan may reduce funds available for distribution to remaining investors. Distributions will be paid to holders as of the record dates selected by the Manager, and holders will be entitled to declared distributions on their common shares from the time the shares are issued to the holder until the redemption date as described below under “⸺Redemption Plan.”

While our goal is to pay distributions from our free cash flow, we may use other sources to fund distributions. Until the proceeds from our public offering are invested and generating sufficient free cash flow, some or all of our distributions may be paid from other sources, including the net proceeds of this offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities. Use of some or all of these sources may reduce the amount of capital we invest in assets and negatively impact the return on your investment and the value of your investment. We have not established a limit on the amount of proceeds we may use to fund distributions. We can provide no assurances that future cash flow will support payment of distributions or maintaining distributions at any particular level or at all. To date, we have paid distributions primarily from our free cash flow.

Any distributions that we make directly impacts our NAV, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through monthly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions generally will constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis, it will be treated as gain resulting from a sale or exchange of such shares.

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant.

Dividend Payment Date	Total Amount Paid	Dividend Amount Per Share
July 24, 2024	$31,635.05	$0.069
August 26, 2024	$45,503.01	$0.067
September 25, 2024	$65,581.59	$0.069
October 24, 2024	$92,849.91	$0.069
November 25, 2024	$111,055.66	$0.067
December 20, 2024	$135,159.4	$0.069
January 24, 2025	$149,509.84	$0.067
February 24, 2025	$174,960.14	$0.069
March 24, 2025	$199,607.99	$0.069
April 24, 2025	$200,954.48	$0.063
May 27, 2025	$257,747.06	$0.069
June 24, 2025	$287,970.38	$0.069
July 24, 2025	$329,536.74	$0.071
August 25, 2025	$341,730.46	$0.069
September 24, 2025	$383,859.0	$0.071
October 24, 2025	$413,359.42	$0.071
November 24, 2025	$423,657.63	$0.069
December 23, 2025	$423,657.63	$0.069
January 23, 2026	$445,593.82	$0.069
February 24, 2026	$472,958.73	$0.071
March 24, 2026	$511,372.44	$0.073
April 24, 2026	$549,593.7	$0.074
May 22, 2026	$503,204.16	$0.068

Borrowing Policy

We may employ conservative levels of borrowing in order to provide additional funds to support our investment activities. Our target portfolio-wide leverage is between 20-50% of the greater of cost (before deducting non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of our portfolio) in order to quickly build a diversified portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our loans, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during a period when we are significantly growing our portfolio, it is our policy to not borrow more than 70% of the greater of cost (before deducting non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee. See “Investment Objectives and Strategy” for more details regarding our leverage policies.

Valuation Policies

Net Asset Value Calculations

Our operating agreement provides that at the end of each quarterly period, our Manager’s internal accountants and asset management team will calculate our NAV using a process that reflects a number of factors. See “Description of our Common Shares—Valuation Policies” for more details about our NAV and how it will be calculated.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your common shares in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their common shares, or holders who repurchase such common shares, or existing common shareholders.

As there is no market value for our common shares as they are not expected to be listed or traded on any stock exchange, our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our common shares on a quarterly basis. However, our investments will consist primarily of loans secured by residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager’s asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments.

Share Price Adjustments

The per share purchase price for our common shares is adjusted by our Manager at the beginning of each quarterly period, to be no less than NAV per share prior to giving effect to any share purchases or redemptions to be effected on such day. Investors will pay the most recent publicly announced purchase price as of the date of their subscription.

Any subscriptions that we receive during a quarterly period will be executed at the purchase price in effect at the time such subscription is received. Thus, even if settlement occurs in the following quarterly period, the purchase price for the shares will be the price in effect at the time the subscription was received. See “Description of Our Common Shares—Share Price Adjustments” for more details.

General

We will file with the SEC on a quarterly or other periodic basis an offering circular supplement and/or Form 1-U, as appropriate disclosing the determination of our NAV and NAV per share that will be applicable for such period (a “pricing supplement”). We will file the pricing supplement at the beginning of such period. We also post that period’s NAV on the public Arrived Platform. The Arrived Platform also contains this offering circular, including any supplements and amendments. We will disclose, on a periodic basis in an offering circular supplement and/or Form 1-U filed with the SEC, the principal valuation components of our NAV. For any given period, our published NAV or purchase price may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV or NAV per share to change by 7% or more from the last disclosed amounts, we will disclose the updated NAV and price per share and the reason for the change in an offering circular supplement and/or Form 1-U as promptly as reasonably practicable, and will update the NAV and share price information provided on our website.

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. While investors should view an investment in the Company as long-term, we have adopted a redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity.

At any time after six (6) months following the purchase of common shares, an investor may request redemption of all or any portion of their common shares in accordance with the Company’s redemption plan as set forth herein. Pursuant to our redemption plan, an investor may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

Except in the case of exceptional redemptions, the redemption price, calculated in accordance with the policies set forth under “Description of Our Common Shares—Redemption Plan” below, may be reduced by a fee paid to our Manager as compensation for administration of our redemption program depending upon when the redemption is submitted. The redemption price will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Within the first six months of first acquiring the common shares, redemptions are only permitted in the case of exceptional redemptions. “Exceptional redemptions” may include death, qualifying disability and personal home purchase, or as otherwise determined by the Manager. Based on the time when a shareholder requests redemption, the effective redemption prices (which reflect any fees paid to the Manager), are set forth under “Description of Our Common Shares—Redemption Plan” below.

Redemption of our common shares will be made quarterly (with exact dates to be announced) upon written request to be generated through the Arrived Platform to us within seven (7) days following the end of the quarter. The Manager intends to remit the redemption price within ten (10) business days (but generally no more than five (5) business days) of receipt of the request.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter. Redemptions in any calendar quarter will be limited to shares whose aggregate value (based on the redemption price per share in effect as of the first day of the last month of such calendar quarter) is 5.00% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these assets are sold (or with respect to debt securities, paid off), but we do not generally intend to redeem more than 20.00% of the NAV of all of our common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, the Manager may, in its sole discretion, amend, suspend or terminate the redemption plan at any time and for any reason with fourteen (14) days’ prior notice, including to protect our operations and our non-redeemed investors, to prevent an undue burden on our liquidity, to preserve our tax status, if such redemption will affect our status as a REIT, following any material decrease in our NAV or for any other reason. Material modifications, including any reduction to the quarterly limitation on repurchases, and suspensions or terminations of the redemption plan, will be promptly disclosed in a supplement, as well as on our website. See “Description of Our Common Shares—Redemption Plan” for more information.

Liquidity Event

While not required, our Manager has the discretion to consider a liquidity transaction at any time if it determines such event to be in our best interests. A liquidity transaction could consist of a sale or partial sale of our assets, a sale or merger of our Company, a consolidation transaction with other companies managed by our Manager or its affiliates, a listing of our common shares on a national securities exchange or a similar transaction. We do not have a stated term, as we believe setting a finite date for a possible, but uncertain future liquidity transaction may result in actions that are not necessarily in the best interest or within the expectations of our common shareholders.

As of the date of this offering circular, our sponsor has sponsored 8 other programs. One of these programs does not have stated liquidation date and none of them have been liquidated. The remaining seven of these programs have expected liquidation dates that are between five and fifteen years after the closing of the applicable offerings, although each of such programs gives the manager discretion to extend the life of the program based on then existing market conditions and provides no assurance that a suitable liquidation transaction would be available or that market conditions for such transaction would be favorable during that time frame. None of these programs has yet reached the liquidation dates set forth in their offering materials.

Voting Rights

Our common shareholders have voting rights only with respect to certain matters, primarily relating to amendments to our operating agreement that would affect the shareholder disproportionately or materially and adversely change the rights of the common shares, removal of our Manager for “cause”, and the dissolution of the Company (only if the Manager has been removed for “cause”). Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of common shareholders. Our common shareholders do not elect or vote on our Manager, and, unlike the holders of common shares in a corporation, have only limited voting rights on matters affecting our business, and therefore limited ability to influence decisions regarding our business. For additional information, see “Description of Our Common Shares—Voting Rights”.

 Other Governance Matters

Other than the limited shareholder voting rights described above, our operating agreement vests most other decisions relating to our assets and to the business of our Company, including decisions relating to acquisitions, originations and dispositions, the engagement of asset managers, the issuance of securities in our Company including additional common shares, mergers, dispositions, roll-up transactions, and other decisions relating to our business, in our Manager. See “Management” for more information about the rights and responsibilities of our Manager.

Investment Company Act Considerations

We intend to conduct our operations so that neither we, nor any of our subsidiaries, is required to register as an “investment company” under the Investment Company Act of 1940, as amended. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities”, among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. We intend to limit our investments so that either (i) we are not an “investment company” as defined in Section 3(a)(1) of the Investment Company Act or (ii) we can rely on exclusion provided by Section 3(c)(5)(C) under the Investment Company Act. See “Risk Factors—Risks related to Our Organizational Structure—Maintenance of the Company’s Investment Company Act exemption imposes limits on its operations, which may adversely affect its operations” and “Plan of Operations—Investment Company Act Considerations.”

RISK FACTORS

An investment in our common shares involves substantial risks. You should carefully consider the following risk factors in addition to the other information contained in this offering circular before purchasing shares. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Statements Regarding Forward-Looking Information”.

Risk Factors pertaining to our Company fall within the following broad areas:

●	Risks Related to the Structure, Operation and Performance of our Company

●	Risks Related to our Sponsor and the Arrived Platform

●	Risks Related to Compliance and Regulation

●	Risks Related to Conflicts of Interest

●	Risks Related to Our Investments

●	Risks Related to our Status as a REIT

●	Risks Related to Employee Benefit Plans and Individual Retirement Accounts

Risks Related to the Structure, Operation and Performance of our Company

We have a limited operating history, which makes our future performance difficult to predict.

We have a limited operating history, and the Manager has not conducted any similar offerings prior to the commencement of this Offering. You should consider an investment in our interests in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives, including the risk that you will be unable to liquidate your investment. To be successful in this market, we and the Manager must, among other things:

●	identify and acquire loans and other real estate-related assets consistent with our investment strategies;

●	increase awareness of our name within the investment products market;

●	attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations; and

●	build and expand our operations structure to support our business.

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital could result in our bankruptcy or other event, which would have a material adverse effect on us and our investors. There can be no assurance that we will achieve our investment objectives.

Because no public trading market for our common shares currently exists, it will be difficult for you to sell your common shares and, if you are able to sell your common shares, you will likely sell them at a substantial discount to the public offering price.

Our operating agreement does not require our Manager to seek shareholder approval to liquidate our assets by a specified date, nor does our operating agreement require our Manager to list our common shares for trading on a national securities exchange by a specified date. There is no public market for our common shares and we currently have no plans to list our common shares on a stock exchange or other trading market. Until our common shares are listed, if ever, you may not sell your common shares unless the buyer meets the applicable suitability and minimum purchase standards. In addition, our operating agreement prohibits the ownership of more than 9.8% in value or number of our common shares, whichever is more restrictive, or more than 9.8% in value or number of our common shares, whichever is more restrictive, unless exempted by our Manager, which may inhibit large investors from purchasing your common shares. In its sole discretion, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity or to preserve our status as a REIT, our Manager could amend, suspend or terminate our redemption plan without notice. Further, the redemption plan includes numerous restrictions that would limit your ability to sell your common shares. We describe these restrictions in more detail under “Description of Our Common Shares —Redemption Plan”. Therefore, it will be difficult for you to redeem and/or sell your common shares promptly or at all. If you are able to sell your common shares, you would likely have to sell them at a substantial discount to their public offering price. It is also likely that your common shares would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our common shares, you should purchase our common shares only as a long-term investment and be prepared to hold them for an indefinite period of time.

We may not be able to raise sufficient funds to achieve our investment objectives.

Our ability to achieve our investment objectives depends upon our ability to raise sufficient funds in our offering. If we are unable to generate sufficient funds from our offering, we may not be able to meet our investment objectives and our ability to successfully acquire and manage assets may be negatively impacted. Further, if we raise substantially less than the maximum offering amount, we may not be able to acquire a diverse portfolio of investments and the value of your common shares may vary more widely with the performance of specific assets.

If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay distributions.

Our ability to achieve our investment objectives and to pay distributions depends upon the performance of our Manager in the acquisition of our investments and the ability of our Manager to source investment opportunities for us. The more money we raise in this offering, the greater our challenge will be to invest all of the net offering proceeds on attractive terms. Except for investments that may be described in supplements to this offering circular prior to the date you subscribe for our common shares, you will have no opportunity to evaluate the economic merits or the terms of our investments before making a decision to invest in our Company. You must rely entirely on the management abilities of our Manager. We cannot assure you that our Manager will be successful in obtaining suitable investments on financially attractive terms or that, if our Manager makes investments on our behalf, our objectives will be achieved. If we, through our Manager, are unable to find suitable investments promptly, we will hold the proceeds from this offering in an interest-bearing account or invest the proceeds in short-term assets in a manner that is consistent with our qualification as a REIT. If we would continue to be unsuccessful in locating suitable investments, we may ultimately decide to liquidate. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay distributions and we may not be able to meet our investment objectives.

If we pay distributions from sources other than our free cash flow, we will have less funds available for investments and your overall return will be reduced.

Although our distribution policy is to use our free cash flow to make distributions, our organizational documents permit us to pay distributions from any source, including offering proceeds, borrowings, or sales of assets. Until the proceeds from this offering are fully invested and from time to time during the operational stage, we may not generate sufficient free cash flow to fund distributions. If we pay distributions from financings, the net proceeds from this or future offerings or other sources other than our free cash flow, we will have less funds available for investments in additional loans and the number of loans that we hold in our loan portfolio and the overall return to our common shareholders may be reduced. If we fund distributions from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and free cash flow available for distribution in future periods, and accordingly your overall return may be reduced. If we fund distributions from the sale of assets or the maturity, payoff or settlement of debt investments, this will affect our ability to generate cash flows from operations in future periods.

Disruptions in the financial markets or deteriorating economic conditions could adversely impact the properties and property portfolios underlying our investments in residential real estate loans, which could hinder our ability to implement our business strategy and generate returns to you.

The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for real estate, declining real estate values, geopolitical conflicts, international trade conflicts, tariffs or sanctions, regulatory and policy changes by the new presidential administration in the U.S., or the public perception that any of these events may occur, may result in a general decline in acquisition, disposition and leasing activity, as well as a general decline in the value of real estate and the demand from borrowers seeking non-traditional mortgage loans.

All the conditions described above could adversely impact our business performance and profitability, which could result in our failure to make distributions to our investors and could decrease the value of an investment in us. In addition, in an extreme deterioration of our business, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or other obligations under secured loans, the lenders will be entitled to proceed against the collateral granted to them to secure the debt owed.

The future outbreak of any highly infectious or contagious diseases could materially and adversely impact or cause disruption to our performance, financial condition, results of operations, cash flows and ability to pay distributions.

The future outbreak of any highly infectious or contagious diseases could materially negatively impact our ability to operate our business and our results of operations, financial condition and liquidity in a number of ways, including an inability to sell our common shares resulting in a lack of capital sufficient to make investments in a portfolio of loans, and a decrease in revenues if borrowers cannot pay our loans as a result of the inability of tenants in the underlying properties to pay their rent timely if at all.

The extent of any outbreak’s effect on our operational and financial performance will depend on future developments including the duration, spread and intensity of future outbreaks, all of which are uncertain and difficult to predict.

Competition could limit our ability to acquire attractive investment opportunities and increase the costs of those opportunities which may adversely affect us, including our profitability, and impede our growth.

The market for real estate investment is highly competitive. We will compete with other entities engaged in real estate investment activities to source loans secured by suitable single family homes. These competitors will include REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships and individual investors. Some of these competitors have substantially greater marketing and financial resources than we will have and generally may be able to accept more risk than we can prudently manage, including risks with respect to the underwriting of loans or the creditworthiness of borrowers. Competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of lenders seeking to sell.

In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we acquire investments at higher prices and/or by using less-than-ideal capital structures, our returns will be lower and the value of our respective assets may not appreciate or may decrease significantly below the amount we paid for such assets. This competition could increase prices for loans of the type we may pursue and adversely affect our profitability and impede our growth.

You may be more likely to sustain a loss on your investment because our sponsor does not have as strong an economic incentive to avoid losses as do sponsors who have made significant equity investments in their companies.

Our sponsor has not made an equity investment in us. Our sponsor has funded our organization and offerings costs, and such costs and any future costs funded by our sponsor for which the sponsor will receive the organization and offering expense fee equal to 1.75% of the offering proceeds. Therefore, if we are successful in raising enough proceeds to be able to pay our sponsor for all the organization and offering expenses and such expenses do not exceed 1.75% of the gross offering proceeds, our sponsor will have no exposure to loss in the value of our common shares. Without this exposure, our investors may be at a greater risk of loss because our sponsor does not have as much to lose from a decrease in the value of our common shares as do those sponsors who make more significant equity investments in their companies.

Any adverse changes in our sponsor’s financial health or our relationship with our sponsor or its affiliates could hinder our operating performance and the return on your investment.

The Manager will utilize our sponsor’s personnel to perform services on its behalf for us. Our ability to achieve our investment objectives and to pay distributions to our investors is dependent upon the performance of our sponsor and its affiliates as well as our sponsor’s real estate professionals in the identification and acquisition of investments, the management of our assets and operation of our day-to-day activities. Any adverse changes in our sponsor’s financial condition or our relationship with our sponsor could hinder the Manager’s ability to successfully manage our operations and our investments.

If we do not implement a liquidity transaction, you may have to hold your investment for an indefinite period.

Our operating agreement does not require our Manager to pursue a liquidity transaction. We may choose not to list our common shares on a national securities exchange or commence a liquidation or other type of liquidity transaction, such as a merger, sale of assets or the loan portfolio maturing and the Manager determining not to reinvest the proceeds. If our Manager does determine to pursue a liquidity transaction, we would be under no obligation to conclude the process within a set time. If we adopt a plan of liquidation, the timing of the sale of assets will depend on real estate and financial markets, current economic conditions and the U.S. federal income tax effects on shareholders, that may prevail in the future. We cannot guarantee that we will be able to liquidate all assets. After we adopt a plan of liquidation, if at all, we would likely remain in existence until all our investments are liquidated. If we do not pursue a liquidity transaction, subject to our redemption plan, your common shares may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment to cash easily and could suffer losses on your investment. For more information on our redemption plan, see “Description of Our Common Shares—Redemption Plan”.

We may change our targeted investments and investment guidelines without shareholder consent.

Our Manager may change our targeted investments and investment guidelines at any time without the consent of our common shareholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this offering circular. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our common shares and our ability to make distributions to you. In the event that we change our targeted investments or investment guidelines, we will file an offering circular supplement and/or Form 1-U, as appropriate, to disclose such event.

The market in which we and the Arrived Platform participates is competitive and, if we do not compete effectively, our operating results could be harmed.

We compete with many other entities engaged in real estate investment activities, including online real estate platforms that compete with the Arrived Platform. This market is competitive and rapidly changing. We expect competition to persist and intensify in the future, which could harm our ability to increase volume on the Arrived Platform. In particular, our investment objectives and strategies could be similar to other Arrived Platform vehicles which are also managed by our Manager or our sponsor. See “Conflicts of Interest” for more information.

Competition could result in reduced volumes, reduced fees or the failure of the Arrived Platform to achieve or maintain more widespread market acceptance, any of which could harm our business. In addition, in the future we and the Arrived Platform may experience new competition from more established internet companies possessing large, existing customer bases, substantial financial resources and established distribution channels. If any of these companies or any major financial institution decided to enter the online investment business, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed.

Most of our current or potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. Larger real estate programs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable loans may increase. Any such increase would result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for loans and other investments, our profitability will be reduced and you may experience a lower return on your investment.

Our potential competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and broader customer relationships than we have. These competitors may be better able to develop new products, to respond quickly to new technologies and to undertake more extensive marketing campaigns. The online real estate investing industry is driven by constant innovation. If we or the Arrived Platform are unable to compete with such companies and meet the need for innovation, the demand for the Arrived Platform could stagnate or substantially decline.

We and the Arrived Platform rely on third-party banks and on third-party computer hardware and software providers. If we are unable to continue utilizing these services or products, our business and ability to service the corresponding project loans may be adversely affected.

We and the Arrived Platform rely on third-party and FDIC-insured depository institutions to process our transactions, including payments of corresponding loans, processing of subscriptions under this offering and distributions to our common shareholders. Under the Automated Clearing House (ACH) rules, if we experience a high rate of reversed transactions (known as “chargebacks”), we may be subject to sanctions and potentially disqualified from using the system to process payments. The Arrived Platform also relies on computer hardware purchased and software licensed from third parties. This purchased or licensed hardware and software may be physically located off-site, as is often the case with “cloud services”. This purchased or licensed hardware and software may not continue to be available on commercially reasonable terms, or at all. If the Arrived Platform cannot continue to obtain such services elsewhere, or if it cannot transition to another processor quickly, our ability to process payments will suffer and your ability to receive distributions will be delayed or impaired.

If our Manager fails to retain its key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends, in part, on our Manager’s ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Manager, each of whom would be difficult to replace. In particular, Ryan Frazier, who is the Chief Executive Officer of our Manager, is critical to the management of our business and operations and the development of our strategic direction. The loss of the services of Mr. Ryan Frazier or other executive officers or key personnel of our Manager and the process to replace any of our Manager’s key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

Employee misconduct and unsubstantiated allegations against us and misconduct by employees of our sponsor could expose us to significant reputational harm.

We are vulnerable to reputational harm, as we operate in an industry where integrity and the confidence of our investors are of critical importance. If an employee of our sponsor or its affiliates were to engage in illegal or suspicious activities, or if unsubstantiated allegations are made against us or our sponsor by such employees, shareholders or others, our sponsor and we may suffer serious harm to our reputation (as a consequence of the negative perception resulting from such activities or allegations), financial position, relationships with key persons and companies in the real estate market, and our ability to attract new investors. Our business often requires that we deal with confidential information. If employees of our sponsor were to improperly use or disclose this information, we could suffer serious harm to our reputation, financial position and current and future business relationships.

It is not always possible to deter employee misconduct, and the precautions our sponsor takes to detect and prevent this activity may not be effective in all cases. Misconduct by our sponsor’s employees, or even unsubstantiated allegations of misconduct, could subject our sponsor and us to regulatory sanctions and result in an adverse effect on our reputation and our business.

If our techniques for managing risk are ineffective, we may be exposed to unanticipated losses.

In order to manage the significant risks inherent in our business, we must maintain effective policies, procedures and systems that enable us to identify, monitor and control our exposure to market, operational, legal and reputational risks. Our risk management methods may prove to be ineffective due to their design or implementation or as a result of the lack of adequate, accurate or timely information. If our risk management efforts are ineffective, we could suffer losses or face litigation, particularly from our clients, and sanctions or fines from regulators.

Our techniques for managing risks may not fully mitigate the risk exposure in all economic or market environments, or against all types of risk, including risks that we might fail to identify or anticipate. Any failures in our risk management techniques and strategies to accurately quantify such risk exposure could limit our ability to manage risks or to seek positive, risk-adjusted returns. In addition, any risk management failures could cause fund losses to be significantly greater than historical measures predict. Our more qualitative approach to managing those risks could prove insufficient, exposing us to unanticipated losses in our net asset value and therefore a reduction in our revenues.

This offering is focused on attracting a large number of investors that plan on making relatively small investments. An inability to attract such investors may have an adverse effect on the success of our offering, and we may not raise adequate capital to implement our business strategy.

Our common shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D (which, in the case of natural persons, (A) have an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person, or (B) earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year) and (ii) all other investors so long as their investment in the particular issuer does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Therefore, our target investor base inherently consists of persons that may not have the high net worth or income that investors in traditional initial public offerings have, where the investor base is typically composed of “accredited investors”.

Our reliance on attracting investors that may not meet the net worth or income requirements of “accredited investors” carries certain risks that may not be present in traditional initial public offerings. For example, certain economic, geopolitical and social conditions may influence the investing habits and risk tolerance of these smaller investors to a greater extent than “accredited investors”, which may have an adverse effect on our ability to raise adequate capital to implement our business strategy. Additionally, our focus on investors that plan on making, or are able to make, relatively small investments requires a larger investor base in order to meet our annual goal of raising $75 million in our offering. We may have difficulties in attracting a large investor base, which may have an adverse effect on the success of this offering, and a larger investor base involves increased transaction costs, which will increase our expenses.

Our common shareholders do not elect or vote on our Manager and have limited ability to influence decisions regarding our business.

Our operating agreement provides that the assets, affairs and business of our Company are managed under the direction of our Manager. Our common shareholders do not elect or vote on our Manager, and, unlike the holders of common shares in a corporation, have only limited voting rights on matters affecting our business, and therefore limited ability to influence decisions regarding our business. In addition, our operating agreement provides that the Manager generally operates in a manner that is appropriate to maintain our REIT status, which may further limit decisions regarding our business.

Our common shareholders have limited voting rights and may be bound by either a majority or supermajority vote.

Our common shareholders have voting rights only with respect to certain matters, primarily relating to amendments to our operating agreement that would affect the shareholder disproportionately or materially and adversely affect the rights of the common shares, removal of our Manager for “cause”, and the dissolution of the Company (only if the Manager has been removed for “cause”). Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of common shareholders. Generally, matters to be voted on by our common shareholders must be approved by a majority of the outstanding common shares. If any vote occurs, you will be bound by the majority or supermajority vote, as applicable, even if you did not vote with the majority or supermajority.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for a board of directors or independent board committees.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-11 or listing on a national stock exchange would be. Accordingly, while we have retained an Independent Representative (as defined below) to review certain conflicts of interest, we do not have a board of directors, nor are we required to have (i) a board of directors of which a majority consists of “independent” directors under the listing standards of a national stock exchange, (ii) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange’s requirements, (iii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting a national stock exchange’s requirements, (iv) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (v) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

Certain provisions of our operating agreement and Delaware law could hinder, delay or prevent a change of control of our Company.

Certain provisions of our operating agreement and Delaware law could have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change of control of our Company. These provisions include the following:

●	Authorization of additional shares, issuances of authorized shares and classification of shares without shareholder approval. Our operating agreement authorizes us to issue additional shares or other securities of our Company for the consideration and on the terms and conditions established by our Manager without the approval of our common shareholders. In particular, our Manager is authorized to provide for the issuance of an unlimited amount of one or more classes or series of our common shares, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series. Our ability to issue additional shares and other securities could render more difficult or discourage an attempt to obtain control over our Company by means of a tender offer, merger or otherwise.

●	Delaware Business Combination Statute—Section 203. Section 203 of the Delaware General Corporation Law (“DGCL”), which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. Our operating agreement does not currently elect to have Section 203 of the DGCL apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction by which that person became an interested shareholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203 of the DGCL, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an interested shareholder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of voting shares. Our Manager may elect to amend our operating agreement at any time to have Section 203 of the DGCL apply to us.

●	Ownership limitations. To assist us in qualifying as a REIT, our operating agreement, subject to certain exceptions, provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Code, either more than 9.8% in value or in number of our common shares, whichever is more restrictive, or more than 9.8% in value or in number of our common shares, whichever is more restrictive. Accordingly, no person may own, or be deemed to own, more than 9.8% in value or in number of our common shares, whichever is more restrictive. The ownership limits could have the effect of discouraging a takeover or other transaction in which shareholders might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests. Furthermore, we will reject any investor’s subscription in whole or in part if we determine that such subscription would violate such ownership limits.

●	Exclusive authority of our Manager to amend our operating agreement. Our operating agreement provides that our Manager has the exclusive power to adopt, alter or repeal any provision of the operating agreement, unless such amendment would adversely change the rights of the common shares. Thus, our common shareholders generally may not effect changes to our operating agreement.

You are limited in your ability to sell your common shares pursuant to our redemption plan. You may not be able to sell any of your common shares back to us, and if you do sell your common shares, you may not receive the price you paid upon subscription.

Our redemption plan may provide you with an opportunity to have your common shares redeemed by us. We anticipate that our common shares may be redeemed by us on a quarterly basis, within 21 days following the end of the applicable quarter. However, our redemption plan contains certain restrictions and limitations, including those relating to the number of our common shares that we can redeem at any given time and limiting the redemption price. Specifically, we limit the number of shares to be redeemed during any calendar year to no more than 20.00% of the NAV of all of our common shares outstanding (or 5.00% per calendar quarter, with excess capacity carried over to later calendar quarters in that calendar year). However, as we make a number of investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these assets are sold, (or, with respect to debt securities, paid off), with the intention, in the aggregate, to not redeem more than 20.00% in any calendar year.

In addition, pursuant to our redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request.

Finally, our Manager reserves the right to reject any redemption request for any reason or no reason or to amend or terminate the redemption plan without prior notice. Therefore, you may not have the opportunity to make a redemption request prior to a potential termination of the redemption plan and you may not be able to sell any of your common shares back to us pursuant to the redemption plan. Moreover, if you do sell your common shares back to us pursuant to the redemption plan, you may not receive the same price you paid for the common shares being redeemed. See “Description of Our Common Shares —Redemption Plan”.

The offering price of our common shares was not established on an independent basis; the actual value of your investment may be substantially less than what you pay. When determining the estimated value of our common shares, the value of our common shares has been and will be based upon a number of assumptions that may not be accurate or complete.

Because the offering price established by our Manager is not based upon any independent valuation, the offering price may not be indicative of the proceeds that you would receive upon liquidation. Further, the offering price may be significantly more than the price at which the shares would trade if they were to be listed on an exchange or actively traded by broker-dealers.

The per share purchase price in this offering is adjusted by our Manager at the beginning of every quarterly period to be no less than NAV per share. Investors will pay the most recent publicly announced purchase price as of the date of their subscription. Estimates of our NAV per share are based on available information and judgment. Therefore, actual values and results could differ from our estimates and that difference could be significant. This approach to valuing our common shares may bear little relationship and will likely exceed what you might receive for your common shares if you tried to sell them or if we liquidated our portfolio. In addition, the price you pay for your common shares in this offering may be more or less than shareholders who acquire their shares in the future.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Potential investors in this offering do not have preemptive rights to any shares we issue in the future. Under our operating agreement, we have authority to issue an unlimited number of additional common shares or other securities, although, under Regulation A, we are only allowed to sell up to $75 million of our common shares in any rolling 12-month period (although we may raise capital in other ways). In particular, our Manager is authorized, subject to the restrictions of Regulation A and other applicable securities laws, to provide for the issuance of an unlimited amount of one or more classes or series of shares in our Company, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series, without shareholder approval. After your purchase in this offering, our Manager may elect to (i) sell additional shares in this or future public offerings, (ii) issue equity interests in private offerings, or (iii) issue shares to our Manager, or its successors or assigns, in payment of an outstanding fee obligation. To the extent we issue additional equity interests after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your common shares.

You will not receive interest on funds held in the Arrived Homes Wallet. The Arrived Homes Wallet is subject to risks relating to third-party banks and on third-party computer hardware and software.

Funds submitted into the Arrived Homes Wallet may earn interest at the prevailing interest rate provided for therein; however, any such interest earned will be retained by the Sponsor and will not be paid to investors. Funds submitted into the Arrived Homes Wallet will be maintained in an account in the name of Wells Fargo FBO Arrived Subscribers at Wells Fargo Bank, N.A. We and our wallet provider, Modern Treasury, will maintain a ledger such that the balance attributable to each individual will be viewable in the Arrived Homes Wallet on the platform. The Arrived Homes Wallet is subject to risks that third-party and FDIC-insured depository institutions may not be able to process our transactions. See “We and the Arrived Platform rely on third-party banks and on third-party computer hardware and software providers. If we are unable to continue utilizing these services or products, our business and ability to service the corresponding project loans may be adversely affected.”

Any funds held in the Arrived Homes Wallet are FDIC insured, but such funds will be aggregated with any other funds held by Wells Fargo Bank, N.A.

Funds stored in the Arrived Homes Wallet are FDIC insured, but will be aggregated with any other funds held by Wells Fargo Bank, N.A. If an investor’s aggregate funds held by Wells Fargo Bank, N.A. in the same right and capacity, including those funds contained in the Arrived Homes Wallet, exceed $250,000, such funds will not have the protection of FDIC insurance.

By purchasing shares in this offering, you are bound by the arbitration provisions contained in our subscription agreement and our operating agreement which limit your ability to bring class action lawsuits or seek remedy on a class basis, including with respect to securities law claims.

By purchasing shares in this offering, investors agree to be bound by the arbitration provisions contained in our subscription agreement and our operating agreement (each an “Arbitration Provision” and collectively, the “Arbitration Provisions”). Such Arbitration Provisions apply to claims under the U.S. federal securities laws and to all claims that are related to the Company, including with respect to this offering, our holdings, our common shares, our ongoing operations and the management of our investments, among other matters and limit the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis. Furthermore, because the Arbitration Provision is contained in our operating agreement, such Arbitration Provision will also apply to any purchasers of shares in a secondary transaction.

By agreeing to be subject to the Arbitration Provisions, you are severely limiting your rights to seek redress against us in court. For example, you may not be able to pursue litigation for any claim in state or federal courts against us, our Manager, our sponsor, or their respective directors or officers, including with respect to securities law claims, and any awards or remedies determined by the arbitrators may not be appealed. In addition, arbitration rules generally limit discovery, which could impede your ability to bring or sustain claims, and the ability to collect attorneys’ fees or other damages may be limited in the arbitration, which may discourage attorneys from agreeing to represent parties wishing to commence such a proceeding.

Specifically, the Arbitration Provisions provide that either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a claim be final and binding arbitration. We have not determined whether we will exercise our right to demand arbitration but reserve the right to make that determination on a case-by-case basis as claims arise. In this regard, the Arbitration Provision is similar to a binding arbitration provision as we are likely to invoke the Arbitration Provision to the fullest extent permissible.

Any arbitration brought pursuant to the Arbitration Provisions must be conducted in the State of Delaware. The term “Claim” as used in the Arbitration Provisions is very broad and includes any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and us (or persons claiming through or connected with us), on the other hand, relating to or arising out of your subscription agreement, the Arrived Platform, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except an individual Claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court) the validity or enforceability of the Arbitration Provisions, any part thereof, or the entire subscription agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of the Arbitration Provisions is to be given the broadest possible interpretation that will permit it to be enforceable. Based on discussions with and research performed by the Company’s counsel, we believe that the Arbitration Provisions are enforceable under federal law, the laws of the State of Delaware, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our operating agreement with respect to the Arbitration Provisions or otherwise requiring you to waive certain rights were to be found by a court to be unenforceable, we would abide by such decision.

Further, potential investors should consider that each of our subscription agreement and our operating agreement restricts the ability of our common shareholders to bring class action lawsuits or to similarly seek remedy on a class basis, unless otherwise consented to by us. These restrictions on the ability to bring a class action lawsuit are likely to result in increased costs, both in terms of time and money, to individual investors who wish to pursue claims against us.

BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

By purchasing shares in this offering, you are bound by the provisions contained in our subscription agreement and our operating agreement that require you to waive your rights to request to review and obtain information relating to the Company, including, but not limited to, names and contact information of our common shareholders.

By purchasing shares in this offering, investors agree to be bound by the provisions contained in our subscription agreement and our operating agreement (each a “Waiver Provision”, and collectively, the “Waiver Provisions”). The Waiver Provisions limit the ability of our common shareholders to make a request to review and obtain information relating to and maintained by the Company and Arrived Holdings, Inc., including, but not limited to, names and contact information of our common shareholders, information listed in Section 18-305 of the Delaware Limited Liability Company Act, as amended, (the “Delaware LLC Act”) and any other information deemed to be confidential by the Manager in its sole discretion. Furthermore, because the Waiver Provision is contained in our operating agreement, such Waiver Provision will also apply to any purchasers of shares in a secondary transaction.

Through the Company’s required public filing disclosures, periodic reports and obligation to provide annual reports and tax information to its shareholders, much of the information listed in Section 18-305 of the Delaware LLC Act will be available to shareholders notwithstanding the Waiver Provisions. While the intent of the Waiver Provisions is to protect your personally identifiable information from being disclosed pursuant to Section 18-305, by agreeing to be subject to the Waiver Provisions, you are severely limiting your right to seek access to the personally identifiable information of other shareholders, such as names, addresses and other information about shareholders and the Company that the Manager deems to be confidential. As a result, the Waiver Provisions could impede your ability to communicate with other shareholders, and such provisions, on their own, or together with the effect of the Arbitration Provisions, may impede your ability to bring or sustain claims against the Company, including under applicable securities laws.

Based on discussions with and research performed by the Company’s counsel, we believe that the Waiver Provisions are enforceable under federal law, the laws of the State of Delaware, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our operating agreement with respect to the Waiver Provisions were to be found by a court to be unenforceable, we would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

By purchasing common shares in this offering, you are bound by the jury waiver provisions contained in our subscription agreement, which require you to waive your right to a trial by a jury for those matters that are not otherwise subject to the arbitration provisions, including with respect to securities law claims.

By purchasing common shares in this offering, investors agree to be bound by the jury waiver provisions contained in our subscription agreement and the operating agreement of our Company. Such jury waiver provisions apply to claims under the U.S. federal securities laws and to all claims that are related to the company, including with respect to this offering, our common shares, our holdings, our ongoing operations and the management of our investments, among other matters, and means that you are waiving your rights to a trial by jury with respect to such claims.

Based on discussions with and research performed by our counsel, we believe that the jury waiver provisions are enforceable under federal law, the laws of the State of Delaware, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or the operating agreement of our Company with respect to the jury waiver provisions were to be found by a court to be unenforceable, we would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE JURY WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Risks Related to our Sponsor and the Arrived Platform

Our sponsor is a development stage company with limited operating history and no profits to date. As a company in the early stages of development, our sponsor faces increased risks, uncertainties, expenses and difficulties.

In order for us to be successful, the volume of investments originated through the Arrived Platform will need to increase, which will require our sponsor to increase its facilities, personnel and infrastructure to accommodate the greater obligations and demands on the Arrived Platform. The Arrived Platform is dependent upon the website to maintain current listings and transactions in real estate-related assets. Our sponsor also expects to constantly update its software and website, expand its customer support services and retain an appropriate number of employees to maintain the operations of the Arrived Platform. If our business grows substantially, our sponsor may need to make significant new investments in personnel and infrastructure to support that growth. If our sponsor is unable to increase the capacity of the Arrived Platform and maintain the necessary infrastructure, or if our sponsor is unable to make significant investments on a timely basis or at reasonable costs, you may experience delays in receipt of distributions on our common shares, periodic downtime of the Arrived Platform or other disruptions to our business and operations.

Our sponsor will need to raise substantial additional capital to fund its operations, and if it fails to obtain additional funding, it may be unable to continue operations.

To date, our sponsor has funded substantially all of its operations with proceeds from private financings with individual and venture capital investors. To continue the development of the Arrived Platform, our sponsor will require substantial additional funds. To meet such financing requirements in the future, our sponsor may raise funds through equity offerings, debt financings or strategic alliances. Raising additional funds may involve agreements or covenants that restrict our sponsor’s business activities and options. Additional funding may not be available to it on favorable terms, or at all. If our sponsor is unable to obtain additional funds for the operation of the Arrived Platform, it may be forced to reduce or terminate its operations, which may adversely affect our business and results of operations.

Our sponsor is currently incurring net losses and expects to continue incurring net losses in the future.

Our sponsor is currently incurring net losses and expects to continue incurring net losses in the future. Its failure to become profitable could impair the operations of the Arrived Platform by limiting its access to working capital to operate the Arrived Platform. In addition, our sponsor expects its operating expenses to increase in the future as it expands its operations. If our sponsor’s operating expenses exceed its expectations, its financial performance could be adversely affected. If its revenue does not grow to offset these increased expenses, our sponsor may never become profitable. In future periods, our sponsor may not have any revenue growth, or its revenue could decline.

If our sponsor were to enter bankruptcy proceedings, the operation of the Arrived Platform and the activities with respect to our operations and business would be interrupted.

If our sponsor were to enter bankruptcy proceedings or cease operations, we would be required to find other ways to meet obligations regarding our operations and business. Such alternatives could result in delays in the disbursement of distributions or the filing of reports or could require us to pay significant fees to another company that we engage to perform services for us.

If the security of our investors’ confidential information stored in our sponsor’s systems is breached or otherwise subjected to unauthorized access, your secure information may be stolen.

The Arrived Platform may store investors’ bank information and other personally-identifiable sensitive data. The Arrived Platform is hosted in data centers that are compliant with payment card industry security standards and the website and services follow industry standard best practices for security. However, any accidental or willful security breach or other unauthorized access could cause your secure information to be stolen and used for criminal purposes, and you would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, the Arrived Platform and its third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our investors and real estate companies to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, resulting in the potential loss of investors and adverse effect on the value of your investment in us.

Any significant disruption in service on the Arrived Platform or in its computer systems could reduce the attractiveness of the Arrived Platform and result in a loss of users.

If a catastrophic event resulted in a platform outage and physical data loss, the Arrived Platform’s ability to perform its functions would be adversely affected. The satisfactory performance, reliability, and availability of our sponsor’s technology and its underlying hosting services infrastructure are critical to our sponsor’s operations, level of customer service, reputation and ability to attract new users and retain existing users. Our sponsor’s hosting services infrastructure is provided by a third-party hosting provider (the “Hosting Provider”). Our sponsor also maintains a backup system at a separate location that is owned and operated by a third party. The Hosting Provider does not guarantee that users’ access to the Arrived Platform will be uninterrupted, error-free or secure. Our sponsor’s operations depend on the Hosting Provider’s ability to protect its and our sponsor’s systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our sponsor’s arrangement with the Hosting Provider is terminated, or there is a lapse of service or damage to its facilities, our sponsor could experience interruptions in its service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our sponsor’s service, whether as a result of an error by the Hosting Provider or other third-party error, our sponsor’s own error, natural disasters or security breaches, whether accidental or willful, could harm our ability to perform any services for corresponding project investments or maintain accurate accounts, and could harm our sponsor’s relationships with users of the Arrived Platform and our sponsor’s reputation. Additionally, in the event of damage or interruption, our sponsor’s insurance policies may not adequately compensate our sponsor for any losses that we may incur. Our sponsor’s disaster recovery plan has not been tested under actual disaster conditions, and it may not have sufficient capacity to recover all data and services in the event of an outage at a facility operated by the Hosting Provider. These factors could prevent us from processing or posting payments on the corresponding investments, damage our sponsor’s brand and reputation, divert our sponsor’s employees’ attention, and cause users to abandon the Arrived Platform.

We do not own the Arrived name, but were granted a license by our sponsor to use the Arrived name. Use of the name by other parties or the termination of our license agreement may harm our business.

We have entered into a license agreement with our sponsor, pursuant to which our sponsor has granted us a non-exclusive, royalty-free license to use the name “Arrived”. Under this agreement, we have a right to use the “Arrived” name as long as our Manager continues to manage us. Our sponsor has retained the right to continue using the “Arrived” name. Our sponsor is not precluded from licensing or transferring the ownership of the “Arrived” name to third parties, some of whom may compete against us. Consequently, we will be unable to prevent any damage to the goodwill associated with our name that may occur as a result of the activities of our sponsor or others related to the use of our name. Furthermore, in the event the license agreement is terminated, we will be required to change our name and cease using the “Arrived” name. Any of these events could disrupt our recognition in the marketplace, damage any goodwill we may have generated and otherwise harm our business.

Risks Related to Compliance and Regulation

We are offering our interests pursuant to Tier 2 of Regulation A and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our interests less attractive to investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we are subject to scaled disclosure and reporting requirements which may make an investment in our interests less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting. The differences between disclosures for Tier 2 issuers versus those for emerging growth companies include, without limitation, only needing to file final semiannual reports as opposed to quarterly reports and far fewer circumstances where a current disclosure would be required. In addition, given the relative lack of regulatory precedent regarding the recent amendments to Regulation A, there is some regulatory uncertainty in regard to how the Commission or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. For example, a number of states have yet to determine the types of filings and amount of fees that are required for such an offering. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of the interests, we may be unable to raise the funds necessary to fund future offerings, which could impair our ability to invest in a diversified portfolio of assets and create economies of scale, which may adversely affect the value of the interests or the ability to make distributions to investors.

We are subject to ongoing public reporting requirements that are less rigorous than rules for more mature public companies, and our investors receive less information.

We are required to report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for public companies reporting under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of our fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of our fiscal year.

We also may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We would expect to elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and investors could receive less information than they might expect to receive from more mature public companies.

Non-compliance with laws and regulations may impair our ability to arrange, service or otherwise manage our loans and other assets.

Failure to comply with the laws and regulatory requirements applicable to our business may, among other things, limit our, or a collection agency’s, ability to collect all or part of the payments on our investments. In addition, our non-compliance could subject us to damages, revocation of required licenses or other authorities, class action lawsuits, administrative enforcement actions, and civil and criminal liability, which may harm our business.

Deficiencies in our internal controls over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition and liquidity.

Effective internal controls over financial reporting are necessary for us to accurately report our financial results. As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. There can be no guarantee that our internal controls will be effective in accomplishing all control objectives all of the time. As we grow our business, our internal controls will become more complex, and we may require significantly more resources to ensure our internal controls remain effective. Deficiencies, including any material weakness, in our internal control over financial reporting could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition and liquidity.

If we are required to register under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the Manager and may divert attention from management of the Company or could cause the Manager to no longer be able to afford to run our business.

The Exchange Act requires issuers with more than $10 million in total assets to register its equity securities under the Exchange Act if its securities are held of record by more than 2,000 persons or 500 persons who are not “accredited investors.” However, as long as we are current in our periodic reports and have less than $100 million in revenues from the prior calendar year, we are exempt from registering under the Exchange Act even if we exceed the asset and recordholder limits. In addition, while the operating agreement presently prohibits any transfer that would result in our common shares being held of record by more than 2,000 persons or 500 non-“accredited investors,” there can be no guarantee that we will not exceed those limits and the Manager has the ability to unilaterally amend the operating agreement to permit holdings that exceed those limits. If we are required to register under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the manager and may divert attention from management of the Company or could cause the Manager to no longer be able to afford to run our business.

Maintenance of the Company’s Investment Company Act exemption imposes limits on its operations, which may adversely affect its operations.

The Company intends to conduct its operations so that neither it nor any of its subsidiaries is required to register as an investment company under the Investment Company Act. The Company anticipates that it will hold real estate-related assets described herein (i) directly, (ii) through wholly-owned subsidiaries, (iii) through majority-owned joint venture subsidiaries, and (iv) to a lesser extent, through minority-owned joint venture subsidiaries. The Company intends to limit its investments so that either (i) it is not an “investment company” as defined in Section 3(a)(1) of the Investment Company Act or (ii) it can rely on exclusion provided by Section 3(c)(5)(C) under the Investment Company Act. The requirements associated with these provisions of the Investment Company limit the assets that the Company (or its subsidiaries) may own and the timing of sales and purchases of those assets.

In addition, in order to rely on these exclusions under the Investment Company Act, the Company will rely on no-action letters and other guidance published by the SEC staff, as well as upon the Company’s analyses (in consultation with outside counsel) of guidance published with respect to these exclusions. On August 31, 2011, the SEC published a concept release entitled “Companies Engaged in the Business of Acquiring Mortgages and Mortgage Related Instruments” (Investment Company Act Rel. No. 29778). This release notes that the SEC is reviewing the Section 3(c)(5)(C) exclusion relied upon by companies similar to us that invest in mortgage loans. There can be no assurance that the laws and regulations governing the Investment Company Act status of companies similar to the Company, or the guidance from the SEC or its staff regarding the treatment of real estate assets, will not change in a manner that adversely affects the operations of the Company. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon these exclusions under the Investment Company Act, the Company may be required to adjust its strategy accordingly. Any additional guidance from the SEC staff could further inhibit the ability of the Company to pursue the strategies that the Company has chosen.

Furthermore, although the Company intends to monitor the assets of the Company (and any subsidiaries) regularly, there can be no assurance that the Company (or its subsidiaries) will be able to maintain their exclusion from registration under the Investment Company Act. Any of the foregoing could require the Company to adjust its strategy, which could limit its ability to make certain investments or require the Company to sell assets in a manner, at a price or at a time that the Company otherwise would not have chosen. This could negatively affect the value of the securities issued by the Company, the sustainability of its business model and its ability to make distributions. In addition, if the Company purchases or sells any assets to avoid becoming an investment company under the Investment Company Act, its net asset value, the amount of funds available for investment and its ability to pay distributions to its unitholders could be materially adversely affected.

Registration with the SEC as an investment company would be costly, would subject the Company to a host of complex regulations and would divert attention from the conduct of its business, which could materially and adversely affect the Company. Registration under the Investment Company Act would require the Company to comply with a variety of substantive requirements that impose, among other things:

●	limitations on capital structure;

●	restrictions on specified investments;

●	restrictions on leverage or senior securities;

●	restrictions on unsecured borrowings;

●	prohibitions on transactions with affiliates; and

●	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase its operating expenses.

If the Company were required to register as an investment company but failed to do so, the Company could be prohibited from engaging in its business, and criminal and civil actions could be brought against the Company.

Possible changes in federal tax laws may materially adversely affect the value of your investment in our interests.

The Code is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in our company would be limited to prospective effect.

We are not subject to the banking regulations of any state or federal regulatory agency.

We are not subject to the periodic examinations to which commercial banks and other thrift institutions are subject. Consequently, our financing decisions and our decisions regarding establishing loan loss reserves are not subject to periodic review by any governmental agency. Moreover, we are not subject to regulatory oversight relating to our capital, asset quality, management or compliance with laws.

Recent legislative and regulatory initiatives have imposed restrictions and requirements on financial institutions that could have an adverse effect on our business.

The financial industry is becoming more highly regulated. There has been, and may continue to be, a related increase in regulatory investigations of the trading and other investment activities of alternative investment funds. Such investigations may impose additional expenses on us, may require the attention of senior management of our Manager and may result in fines if we are deemed to have violated any regulations.

As Internet commerce develops, federal and state governments may adopt new laws to regulate Internet commerce, which may negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. Our and the Arrived Platform’s business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to our business. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could negatively impact our ability to acquire residential real estate equity investments and other investments related to residential real estate. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet as a means of raising capital, which would adversely affect the viability of the Arrived Platform.

Laws intended to prohibit money laundering may require us to disclose investor information to regulatory authorities.

The Uniting and Strengthening America By Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”) requires that financial institutions establish and maintain compliance programs to guard against money laundering activities, and requires the Secretary of the U.S. Treasury (“Treasury”) to prescribe regulations in connection with anti-money laundering policies of financial institutions. The Financial Crimes Enforcement Network (“FinCEN”), an agency of the Treasury, has announced that it is likely that such regulations would subject certain pooled investment vehicles to enact anti-money laundering policies. It is possible that there could be promulgated legislation or regulations that would require our sponsor or its service providers to share information with governmental authorities with respect to prospective investors in connection with the establishment of anti-money laundering procedures. Such legislation and/or regulations could require us to implement additional restrictions on the transfer of our common shares to comply with such legislation and/or regulations. We reserve the right to request such information as is necessary to verify the identity of prospective shareholders and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the SEC. In the event of delay or failure by a prospective shareholder to produce any information required for verification purposes, an application for, or transfer of, our common shares may be refused. We do not have the ability to reject a transfer of our common shares where all necessary information is provided and any other applicable transfer requirements, including those imposed under the transfer provisions of our operating agreement, are satisfied.

Risks Related to Conflicts of Interest

We are dependent on our Manager and its affiliates and their key personnel who provide services to us through the operating agreement, and we may not find a suitable replacement if the operating agreement is terminated, or if key personnel leave or otherwise become unavailable to us, which could have a material adverse effect on our performance.

We do not expect to have any employees and we are completely reliant on our Manager to provide us with investment and advisory services. We expect to benefit from the personnel, relationships and experience of our Manager’s executive team and other personnel and investors of our Manager and expect to benefit from the same highly experienced personnel and resources we need for the implementation and execution of our investment strategy. Each of our executive officers also serves as an officer of our Manager. Our Manager will have significant discretion as to the implementation of our investment and operating policies and strategies. Accordingly, we believe that our success will depend to a significant extent upon the efforts, experience, diligence, skill and relationships of the executive officers and key personnel of our Manager. The executive officers and key personnel of the Manager will evaluate, negotiate, close and monitor our investments. Our success will depend on their continued service.

In addition, we offer no assurance that the Manager will remain our Manager or that we will continue to have access to the Manager’s principals and professionals. If the operating agreement is terminated and no suitable replacement is found to manage us, our ability to execute our business plan will be negatively impacted.

The ability of the Manager and its personnel to engage in other business activities, including managing other similar companies, may reduce the time the Manager spends managing the business of our Company and may result in certain conflicts of interest.

Employees of our Manager may also serve as officers or employees of other Arrived Platform vehicles, and other companies unaffiliated with the Manager, and these other business activities may reduce the time these persons spend managing our business. Further, if and when there are turbulent conditions in the real estate markets or distress in the credit markets or other times when we will need focused support and assistance from the Manager, the attention of the Manager’s personnel and executive officers and the resources of the Manager may also be required by other Arrived Platform vehicles. In such situations, we may not receive the level of support and assistance that we may receive if we were internally managed or if we were not managed by the Manager. In addition, these persons may have obligations to other entities, the fulfillment of which might not be in the best interests of us or any of our investors.

The terms of the operating agreement make it difficult to end our relationship with the Manager.

Under the terms of the operating agreement, shareholders have the right to remove our Manager as manager of our Company for “cause” (as defined in the operating agreement), by a vote of three-fourths of our outstanding common shares. Unsatisfactory financial performance does not constitute grounds to terminate and remove the Manager under the operating agreement. These provisions make it difficult to end our Company’s relationship with the Manager, even if we believe the Manager’s performance is not satisfactory.

The operating agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

The operating agreement provides that the Manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by the operating agreement of our Company, or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

There are conflicts of interest among us, our Manager and its affiliates.

Each of our executive officers is an executive officer of our Manager. All the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm’s-length negotiations. Some of the conflicts inherent in our Company’s transactions with our Manager and its affiliates, and the limitations on such parties adopted to address these conflicts, are described below. Our Manager and its affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of our interests.

The operating agreement provides the Manager with broad powers and authority which may exacerbate the existing conflicts of interest among your interests and those of our Manager, its executive officers and its other affiliates. Potential conflicts of interest include, but are not limited to, the following:

●	the Manager, the principals and/or its other affiliates are offering, and may continue to originate and offer other real estate investment opportunities, including additional equity and debt offerings similar to this offering, primarily through the Arrived Platform, and may make investments in real estate-related assets for their own respective accounts, whether or not competitive with our business;

●	the Manager, the principals and/or its other affiliates are not required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits return fees or compensation from any other business owned and operated by the Manager, the principals and/or its other affiliates for their own benefit;

●	we may engage the Manager or affiliates of the Manager to perform services at prevailing market rates. Prevailing market rates are determined by the Manager based on industry standards and expectations of what the Manager would be able to negotiate with third parties on an arm’s-length basis; and

●	the Manager, the principals and/or its other affiliates are not required to devote all of their time and efforts to our affairs.

Additionally, our sponsor or its affiliates may receive incentive fees from a third-party originator of a loan to whom they provide services with respect to loans we acquire from such originators in the form of a referral fee, or a portion of the fees payable by borrowers to the originators with respect to the making of the loan.

Our Manager faces a conflict of interest because the asset management fee it receives for services performed for us will be based on our NAV, which employees of our sponsor, the parent company of our Manager, are ultimately responsible for determining.

Our Manager, a wholly-owned subsidiary of our sponsor, is paid an asset management fee that will be based on our NAV as calculated by our Manager’s internal accountants and asset management team. The calculation of our NAV involves certain subjective judgments with respect to estimating, for example, the value of our loan portfolio and other investments and accruals of our operating revenues and expenses, and therefore, our NAV may not correspond to the realizable value upon a sale of those assets. Because the calculation of NAV involves subjective judgment, there can be no assurance that the estimates used by our Manager’s internal accountants and asset management team to calculate our NAV, or the resulting NAV, will be identical to the estimates that would be used, or the NAV that would be calculated, by an independent consultant. In addition, our Manager may benefit by us retaining ownership of our assets at times when our common shareholders may be better served by the sale or disposition of our assets in order to avoid a reduction in our NAV. Finally, the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

Loans we make to other Arrived Platform entities will be the subject of less diligence and independent lender protections than is customary for commercial loans between unrelated parties.

We may make loans to other entities organized by our sponsor (or acquire loans originated to affiliated entities by third parties). Given the nature of this relationship, we expect to waive some of the customary lender protections for secured loans, such as the lender’s own title insurance policy, and rely on appraisals, surveys, and other documentation provided by the borrower without independent verification. Should these documents prove to be inadequate, incomplete, or incorrect, we may have less recourse for enforcement of our rights than a typical lender in a commercial loan between unrelated parties.

Some of our loans are expected to initially be equal to 100% of the acquisition cost of a property, made to series of Arrived Platform entities that may not be able to pay down these loans using proceeds of their respective offerings.

With respect to loans we make to series of Arrived Platform entities that do not yet own any properties, the initial loan amount is expected to be equal to 100% of the acquisition cost of a property and offering proceeds for such series may be insufficient to pay down our loan to a targeted leverage amount of the total value of the underlying property. As a result, after a given series completes its offering, the actual loan to value ratio of our loans following such offerings may be higher, resulting in greater risks and losses in the event of a default on such loans.

As our sponsor establishes additional REIT offerings and other Arrived Platform investment opportunities in the future, there may be conflicts of interests among the various REIT offerings and other programs, which may result in opportunities that would benefit our Company being allocated to the other offerings.

Our sponsor has in the past, and expects to continue in the future, to establish and sponsor additional REIT offerings and other programs, and to continue to offer investment opportunities primarily through the Arrived Platform, including offerings that will seek to originate or invest in debt investments and originate, acquire or invest in single family residential real estate equity investments, residential real estate loans and other select residential real estate-related assets. Our sponsor’s real estate and debt finance professionals acting on behalf of our Manager must determine which investment opportunities to recommend to us and other Arrived Platform entities. Our sponsor has previously organized, as of the date of this offering circular, the following programs: Arrived Homes, LLC, Arrived Homes 3, LLC, Arrived Homes 4, LLC, Arrived Homes 5, LLC Arrived STR, LLC, Arrived STR 2, LLC,  Arrived SFR Genesis Fund, LLC and Arrived Seattle Fund, LLC.

These additional Arrived Platform investment opportunities may have investment criteria that compete with us. If an investment, sale, financing or other business opportunity would be suitable for more than one investment opportunity, our sponsor and its officers and directors will allocate it using their business judgment. Any allocation of this type may involve the consideration of a number of factors that our sponsor and its officers and directors determine to be relevant. See “Conflicts of Interest—Allocation of Investment Opportunities”.

The conflicts of interest policies we have adopted may not adequately address all of the conflicts of interest that may arise with respect to our activities and are subject to change or suspension.

In order to avoid any actual or perceived conflicts of interest among the Arrived Platform investment opportunities and with our Manager’s directors, officers and affiliates, we have adopted a conflicts of interest policy to specifically address some of the conflicts relating to our activities. There is no assurance that these policies will be adequate to address all of the conflicts that may arise or will address such conflicts in a manner that is favorable to our Company. Our Manager may modify, suspend or rescind the policies set forth in the conflicts policy, including any resolution implementing the provisions of the conflicts policy, in each case, without a vote of our common shareholders.

We do not have a policy that expressly prohibits our officers, security holders or affiliates from having a direct or indirect pecuniary interest in any transaction to which we or any of our subsidiaries has an interest or engaging for their own account in business activities of the types conducted by us.

We do not have a policy that expressly prohibits our officers, security holders or affiliates from having a direct or indirect pecuniary interest in any asset to be acquired or disposed of by us or any of our subsidiaries or in any transaction to which we or any of our subsidiaries are a party or have an interest. Additionally, we do not have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. In addition, our management agreement with the Manager does not prevent the Manager and its affiliates from engaging in additional management or investment opportunities, some of which could compete with us.

The Manager’s liability is limited under the operating agreement, and we have agreed to indemnify the Manager against certain liabilities. As a result, we may experience poor performance or losses for which the Manager would not be liable.

Pursuant to our company’s operating agreement, the Manager will not assume any responsibility other than to render the services called for thereunder and not will be responsible for any action of our board of directors in following or declining to follow the Manager’s advice or recommendations. The Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our investors. Under the terms of the operating agreement, the Manager, its officers, investors, members, managers, directors and personnel, any person controlling or controlled by the Manager and any person providing sub-advisory services to the Manager will not be liable to us, any subsidiary of ours, our board of directors, or our investors, members or partners or any subsidiary’s investors, members or partners for acts or omissions performed in accordance with and pursuant to the operating agreement, except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the operating agreement. Accordingly, we and our investors will only have recourse and be able to seek remedies against the Manager to the extent it breaches its obligations pursuant to the operating agreement. Furthermore, we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities. We have agreed to reimburse, indemnify and hold harmless the Manager, its officers, investors, members, managers, directors and personnel, any person controlling or controlled by the Manager and any person providing sub-advisory services to the Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from, acts or omissions of such indemnified parties not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of the Manager’s duties, which have a material adverse effect on us. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the operating agreement because of our desire to maintain our ongoing relationship with the Manager.

Risks Related to Our Investments

Our residential real estate loans, investments in residential real estate debt securities and other real estate-related assets will be subject to the risks typically associated with real estate.

Our residential real estate loans and other real estate-related assets will generally be directly or indirectly secured by a lien on real property that, upon the occurrence of a default on the loan, could result in our acquiring ownership of the property. We will not know whether the values of the properties ultimately securing our loans will remain at the levels existing on the dates of origination of those loans. If the values of the mortgaged properties drop, our risk will increase because of the lower value of the security associated with such loans. In this manner, real estate values could impact the values of our loan investments. Our investments in residential real estate-related debt securities and residential real estate investments (including investments in real property) may be similarly affected by real estate property values. Therefore, our investments will be subject to the risks typically associated with real estate.

The value of real estate may be adversely affected by a number of risks, including:

●	the effects of climate change including natural disasters such as hurricanes, earthquakes and floods;

●	acts of war or terrorism, including the consequences of terrorist attacks;

●	adverse changes in national and local economic and real estate conditions;

●	an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;

●	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

●	costs of remediation and liabilities associated with environmental conditions affecting properties;

●	cost overruns and untimely completion of construction (including risks beyond our control, such as weather, labor conditions or material shortages, geopolitical conflicts, or internation trade conflicts and tariffs); and

●	the potential for uninsured or underinsured property losses.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to a property. Many expenditures associated with a property (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the property. These factors may have a material adverse effect on the ability of our borrowers to pay their loans, as well as on the value that we can realize from assets we own or acquire.

The residential real estate loans we invest in could be subject to delinquency, foreclosure and loss, which could result in losses to us.

Residential real estate loans are secured by residential property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: tenants ability to pay rent, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, natural disasters, terrorism, social unrest and civil disturbances. In addition, to the extent we acquire adjustable rate mortgage loans, such loans may contribute to higher delinquency rates because borrowers with adjustable rate mortgage loans may be exposed to increased monthly payments if the related mortgage interest rate adjusts upward from the initial fixed rate.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations. While we do not expect that many of the residential real estate loans that we acquire will be fully or substantially non-recourse, it is nevertheless possible that some may be. In the event of a default by a borrower on a non-recourse loan, we will only have recourse to the underlying asset (including any escrowed funds and reserves) collateralizing the loan. If a borrower defaults on one of our residential real estate loans and the underlying asset collateralizing the residential real estate loan is insufficient to satisfy the outstanding balance of the residential real estate loan, we may suffer a loss of principal or interest. In addition, even if we have recourse to a borrower’s assets, we may not have full recourse to such assets in the event of a borrower bankruptcy.

Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the mortgaged property at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. The resulting time delay could reduce the value of our investment in the defaulted mortgage loans, impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the mortgage loan.

Our investments in subordinated residential real estate loans may be subject to losses.

We may acquire subordinated residential real estate loans. In the event a borrower defaults on a subordinated loan and lacks sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. If a borrower defaults on our loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through “standstill periods”), and control decisions made in bankruptcy proceedings relating to borrowers.

The mezzanine loans in which we may invest involve greater risks of loss than senior loans secured by the same properties.

We may invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

Majority-owned subsidiaries we may invest in will be subject to specific risks relating to the particular subsidiary.

We may invest in majority-owned subsidiaries owning real estate where we are entitled to receive a preferred economic return. Such investments may be subordinate to debt financing. These investments will involve special risks relating to the particular subsidiary, including the financial condition and business outlook of the subsidiary. To the extent these investments are subordinate to debt financing, they will also be subject to risks of (i) limited liquidity in the secondary trading market, (ii) substantial market price volatility resulting from changes in prevailing interest rates, (iii) subordination to the prior claims of banks and other senior lenders to the issuer, (iv) the operation of mandatory sinking fund or call or redemption provisions during periods of declining interest rates that could cause the subsidiary to reinvest any redemption proceeds in lower yielding assets, (v) the possibility that earnings of the subsidiary may be insufficient to meet any distribution obligations and (vi) the declining creditworthiness and potential for insolvency of the subsidiary during periods of rising interest rates and economic downturn. As a result, we may not recover some or all of our capital, which could result in losses.

Investments in non-conforming or non-investment grade rated loans involve greater risk of loss.

Some of our investments may not conform to conventional loan standards applied by traditional lenders and either will not be rated or may be rated as non-investment grade by the rating agencies. The non-investment grade ratings for these assets typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers’ credit history, the properties’ underlying cash flow or other factors. As a result, these investments may have a higher risk of default and loss than investment grade rated assets. Any loss we incur may be significant and may reduce distributions to our shareholders and adversely affect the value of our common shares.

We may invest in RMBS, which are subject to several types of risks that may adversely impact our performance.

Residential mortgage-backed securities are bonds that evidence interests in, or are secured by, a single residential mortgage loan or a pool of residential mortgage loans. Accordingly, the mortgage-backed securities we may invest in are subject to all the risks of the underlying mortgage loans, including the risks of prepayment or default.

In a rising interest rate environment, the value of RMBS may be adversely affected when repayments on underlying mortgage loans do not occur as anticipated, resulting in the extension of the security’s effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated assets but more sensitive to adverse economic downturns or individual issuer developments. A projection of an economic downturn, for example, could cause a decline in the price of lower credit quality securities because the ability of obligors of mortgages underlying RMBS to make principal and interest payments or to refinance may be impaired. In this case, existing credit support in the securitization structure may be insufficient to protect us against loss of our principal on these securities. The value of RMBS also may change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities markets as a whole. In addition, RMBS are subject to the credit risk associated with the performance of the underlying mortgage properties.

RMBS are also subject to several risks created through the securitization process. Certain subordinate RMBS are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes a large percentage of delinquent loans, there is a risk that interest payment on subordinate RMBS will not be fully paid. Subordinate securities of RMBS are also subject to greater risk than those RMBS that are more highly rated.

We may not control the special servicing of the mortgage loans included in the RMBS in which we may invest and, in such cases, the special servicer may take actions that could adversely affect our interests.

With respect to each series of RMBS in which we may invest, overall control over the special servicing of the related underlying mortgage loans may be held by a directing certificate-holder, which is appointed by the holders of the most subordinate class of RMBS in such series. We may acquire classes of existing series of RMBS where we will not have the right to appoint the directing certificate-holder. In connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificate-holder, take actions that could adversely affect our interests.

We may invest in CDOs and such investments may involve significant risks.

We may invest in CDOs. CDOs are multiple class debt securities, or bonds, secured by pools of assets, such as mortgage-backed securities, B-Notes, mezzanine loans, REIT debt and credit default swaps. Like typical securities structures, in a CDO, the assets are pledged to a trustee for the benefit of the holders of the bonds. Like RMBS, CDOs are affected by payments, defaults, delinquencies and losses on the underlying commercial real estate loans. CDOs often have reinvestment periods that typically last for five years during which proceeds from the sale of a collateral asset may be invested in substitute collateral. Upon termination of the reinvestment period, the static pool functions very similarly to a RMBS securitization where repayment of principal allows for redemption of bonds sequentially. To the extent we invest in the equity securities of a CDO, we will be entitled to all of the income generated by the CDO after the CDO pays all of the interest due on the senior debt securities and its expenses. However, there will be little or no income or principal available to the CDO equity if defaults or losses on the underlying collateral exceed a certain amount. In that event, the value of our investment in any equity class of a CDO could decrease substantially. In addition, the equity securities of CDOs are generally illiquid and often must be held by a REIT and because they represent a leveraged investment in the CDO’s assets, the value of the equity securities will generally have greater fluctuations than the values of the underlying collateral.

Investments that are not United States government insured involve risk of loss.

We may acquire uninsured loans and assets as part of our investment strategy. Such loans and assets may include mortgage loans, mezzanine loans and bridge loans. While holding such interests, we are subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under loans, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the collateral and the principal amount of the loan. To the extent we suffer such losses with respect to our investments in such loans, the value of our Company and the value of our common shares may be adversely affected.

Adjustable rate mortgage loans may entail greater risks of default to lenders than fixed rate mortgage loans.

Adjustable rate mortgage loans may contribute to higher delinquency rates. Borrowers with adjustable rate mortgage loans may be exposed to increased monthly payments if the related mortgage interest rate adjusts upward from the initial fixed rate or a low introductory rate, as applicable, in effect during the initial period of the mortgage loan to the rate computed in accordance with the applicable index and margin. This increase in borrowers’ monthly payments, together with any increase in prevailing market interest rates, after the initial fixed rate period, may result in significantly increased monthly payments for borrowers with adjustable rate mortgage loans, which may make it more difficult for the borrowers to repay the loan or could increase the risk of default of their obligations under the loan.

Changes in interest rates and/or credit spreads could negatively affect the value of our investments, which could result in reduced earnings or losses and negatively affect the cash available for distribution to our shareholders.

We may invest in fixed-rate debt investments with fixed distribution amounts. Under a normal yield curve, an investment in these instruments will decline in value if long-term interest rates increase or if credit spreads widen. We may also invest in floating-rate debt investments, for which decreases in interest rates or narrowing of credit spreads will have a negative effect on value and interest income. Even though a loan or other debt investment may be performing in accordance with its loan agreement and the underlying collateral has not changed, the economic value of the loan may be negatively impacted by the incremental interest foregone from the changes in interest rates or credit spreads. Declines in market value may ultimately reduce earnings or result in losses to us, which may negatively affect cash available for distribution to our shareholders.

Prepayments can adversely affect the yields on our investments.

Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. If we are unable to invest the proceeds of such prepayments received, the yield on our portfolio will decline. In addition, we may acquire assets at a discount or premium and if the asset does not repay when expected, our anticipated yield may be impacted. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our shareholders.

We may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity, if any, will vary in scope based on the level of interest rates, the type of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

●	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

●	available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;

●	the duration of the hedge may not match the duration of the related liability or asset;

●	our hedging opportunities may be limited by the treatment of income from hedging transactions under the rules determining REIT qualification;

●	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

●	the party owing money in the hedging transaction may default on its obligation to pay; and

●	we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our shareholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

Many of our investments are illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions.

The illiquidity of our target investments may make it difficult for us to sell such investments if the need or desire arises. The senior mortgage loans, subordinated loans, mezzanine loans, and other loans and investments we may purchase will be particularly illiquid investments due to their short life and the greater difficulty of recoupment in the event of a borrower’s default. In addition, some of the commercial real estate-related debt securities that we may purchase may be traded in private, unregistered transactions and may therefore be subject to restrictions on resale or otherwise have no established trading market. As a result, we expect many of our investments will be illiquid, and if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments and our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

Declines in the market values of our investments may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our shareholders.

Some of our assets may be classified for accounting purposes as “available-for-sale.” These investments are carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to shareholders’ equity without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of an available-for-sale security falls below its amortized value and is not temporary, we will recognize a loss on that security on the income statement, which will reduce our earnings in the period recognized.

A decline in the market value of our assets may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to shareholders.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for those investments that we have that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

Some of our portfolio investments will be carried at estimated fair value as determined by us and, as a result, there may be uncertainty as to the value of these investments.

Some of our portfolio investments will be in the form of securities that are recorded at fair value but that have limited liquidity or are not publicly traded. The fair value of securities and other investments that have limited liquidity or are not publicly traded may not be readily determinable. We estimate the fair value of these investments on a semi-annual basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common shares could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal.

Properties that are acquired through default or foreclosure could be difficult to sell, which could diminish the return on these properties.

A property may be acquired through an event of default or foreclosure. The resale value of such properties could be diminished because of decreased desirability, deterioration of its condition or due to a depressed economic situation which may have contributed to the default in the first instance. Such a reduction in the resale value of a property could also reduce the value of our investors’ investments.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions to our investors and make additional investments.

We intend to diversify our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities. However, the Federal Deposit Insurance Corporation, or FDIC, only insures amounts up to $250,000 per depositor per insured bank. We expect to have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000.

The occurrence of a cyber incident, or a deficiency in our cyber security, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, or damage to our business relationships, all of which could negatively impact our financial results.

We collect and retain certain personal information provided by our investors and borrowers. While expect to implement a variety of security measures to protect the confidentiality of this information and periodically review and improve our security measures, we can provide no assurance that we will be able to prevent unauthorized access to this information. A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our information resources. More specifically, a cyber incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information. As our reliance on technology has increased, so have the risks that could directly result from the occurrence of a cyber incident including operational interruption and private data exposure, which could negatively impact our reputation and financial results.

Inflation, related to tariffs and otherwise, may adversely affect our financial condition and results of operations.

An increase in inflation could have an adverse impact on interest rates, including any debt or credit facilities we may enter into and general and administrative expenses, as these costs could increase at a rate higher than our other revenue.

Some of our portfolio investments are carried at estimated fair value as determined by us and, as a result, there may be uncertainty as to the value of these investments.

Some of our portfolio investments are in the form of securities that are recorded at fair value but that have limited liquidity or are not publicly traded. The fair value of securities and other investments that have limited liquidity or are not publicly traded may not be readily determinable. We estimate the fair value of these investments on a quarterly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common shares could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal.

Competition with third parties in acquiring investments may reduce our profitability and the return on your investment.

We have significant competition with respect to our acquisition of loans and other investments with many other companies, including other REITs, insurance companies, commercial banks, private investment funds, hedge funds, specialty finance companies, online investment platforms and other investors, many of which have greater resources than us. We may not be able to compete successfully for investments. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we acquire investments at higher prices than our competitors and/or by using less-than-ideal capital structures, our returns will be lower and the value of our assets may not increase or may decrease significantly below the amount we paid for such assets. If such events occur, you may experience a lower return on your investment.

Our investments are concentrated in the residential real estate sector and our business would be adversely affected by an economic downturn in that sector.

Our investments in real estate-related assets will be primarily concentrated in the residential real estate sector. This concentration may expose us to the risk of economic downturns in this sector to a greater extent than if our business activities included a more significant portion of other sectors of the real estate industry.

Further downgrades of the U.S. credit rating, impending automatic spending cuts or a government shutdown could negatively impact our liquidity, financial condition and earnings.

Recent U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. The impact of this or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the United States and global financial markets and economic conditions. With the improvement of the U.S. economy, the Federal Reserve may continue to raise interest rates, which would increase borrowing costs and may negatively impact our ability to access the debt markets on favorable terms. In addition, disagreement over the federal budget has caused the U.S. federal government to essentially shut down for periods of time. Continued adverse political and economic conditions could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our common shareholders.

We believe that our organization, prior and proposed ownership and method of operation will enable us to meet the requirements for qualification and taxation as a REIT. However, we cannot assure you that we will be able to qualify as such. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to our qualification as a REIT or the U.S. federal income tax consequences of such qualification.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our common shareholders because:

●	we would not be allowed a deduction for dividends paid to shareholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates; and

●	unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common shares. See “Certain U.S. Federal Income Tax Considerations” for a discussion of certain U.S. federal income tax considerations relating to us and our common shares.

Even if we qualify as a REIT, we may owe other taxes that will reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, on taxable income that we do not distribute to our common shareholders, on net income from certain “prohibited transactions”, and on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. For example, to the extent we satisfy the 90% distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income and gains. We also will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our common shareholders in a calendar year is less than a minimum amount specified under the Code. As another example, we are subject to a 100% “prohibited transaction” tax on any gain from a sale of property that is characterized as held for sale, rather than investment, for U.S. federal income tax purposes, unless we comply with a statutory safe harbor or earn the gain through a TRS. Further, any TRS that we establish will be subject to regular corporate U.S. federal, state and local taxes. Any of these taxes would decrease cash available for distribution to shareholders.

REIT distribution requirements could adversely affect our liquidity and may force us to borrow funds during unfavorable market conditions.

In order to maintain our REIT status and to meet the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. In addition, we may need to reserve cash (including proceeds from this offering) to satisfy our REIT distribution requirements, even though there are attractive investment opportunities that may be available. To qualify as a REIT, we generally must distribute to our common shareholders at least 90% of our net taxable income each year, excluding capital gains. In addition, we will be subject to corporate income tax to the extent we distribute less than 100% of our taxable income including any net capital gain. We intend to make distributions to our common shareholders to comply with the requirements of the Code for REITs and to minimize or eliminate our corporate income tax obligation to the extent consistent with our business objectives. Our cash flows from operations may be insufficient to fund required distributions, for example as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, limitations on interest expense and net operating loss deductibility, the creation of reserves or required debt service or amortization payments. We generally are required to accrue income from mortgage loans, mortgage backed securities, and other types of debt instruments currently over the term of the asset, even if we do not receive the cash payments corresponding to such income until later periods. Thus, all or a part of the anticipated increase in yield on the loans we hold that are attributable to deferred interest, exit fees and/or equity participation features generally must be accrued currently notwithstanding that the corresponding cash payment is deferred or uncertain. The insufficiency of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. To address and/or mitigate some of these issues, we may make taxable distributions that are in part paid in cash and in part paid in our common shares. In such cases our common shareholders may have tax liabilities from such distributions in excess of the cash they receive. The treatment of such taxable share distributions is not clear, and it is possible the taxable share distribution will not count towards our distribution requirement, in which case adverse consequences could apply.

If we fail to invest a sufficient amount of the net proceeds from selling our common shares in real estate-related assets within one year from the receipt of the proceeds, we could fail to qualify as a REIT.

Temporary investment of the net proceeds from sales of our common shares in short-term securities and income from such investment generally will allow us to satisfy various REIT income and asset requirements, but only during the one-year period beginning on the date we receive the net proceeds. If we are unable to invest a sufficient amount of the net proceeds from sales of our common shares in qualifying real estate assets within such one-year period, we could fail to satisfy one or more of the gross income or asset tests and/or we could be limited to investing all or a portion of any remaining funds in cash or cash equivalents. If we fail to satisfy any such income or asset test, unless we are entitled to relief under certain provisions of the Code, we could fail to qualify as a REIT. See “Certain U.S. Federal Income Tax Considerations”.

If we form a TRS, our overall tax liability could increase.

Any TRS we form will be subject to U.S. federal, state and local income tax on its taxable income. Accordingly, although our ownership of any TRSs may allow us to participate in the operating income from certain activities that we could not participate in without violating the REIT income tests requirements of the Code or incurring the 100% tax on gains from prohibited transactions, the TRS through which we earn such operating income or gain will be fully subject to corporate income tax. The after-tax net income of any TRS would be available for distribution to us; however, any dividends received by us from our domestic TRSs will only be qualifying income for the 95% gross income test, not the 75% gross income test.

Although our use of TRSs may partially mitigate the impact of meeting certain requirements necessary to maintain our qualification as a REIT, there are limits on our ability to own and engage in transactions with TRSs, and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock or securities of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. A TRS also may sell assets without incurring the 100% tax on prohibited transactions. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. We may jointly elect with one or more subsidiaries for those subsidiaries to be treated as TRSs for U.S. federal income tax purposes. These TRSs will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed to us. We will monitor the value of our respective investments in any TRSs we may form for the purpose of ensuring compliance with TRS ownership limitations and intend to structure our transactions with any such TRSs on terms that we believe are arm’s-length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 20% TRS limitation or to avoid application of the 100% excise tax.

Dividends payable by REITs generally do not qualify for reduced tax rates under current law.

The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. shareholders that are individuals, trusts and estates generally is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rate and therefore may be subject to a current 37% maximum U.S. federal income tax rate on ordinary income when paid to such shareholders. The more favorable rates applicable to regular corporate dividends under current law could cause investors who are individuals, trusts and estates or are otherwise sensitive to these lower rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common shares. However, for taxable years beginning before January 1, 2026, non-corporate taxpayers may deduct 20% of “qualified REIT dividends”. Qualified REIT dividends eligible for this deduction generally will include our dividends received by a non-corporate U.S. shareholder that we do not designate as capital gain dividends and that are not qualified dividend income.

Rapid changes in the value of our assets may make it difficult for us to maintain our qualification as a REIT.

Changes in the market value or income potential of our assets, whether as a result of general economic factors, increased interest rates, prepayment rates or other factors, may require us to modify our investment portfolio in order to maintain our REIT qualification. If such changes in asset values or income potential occurs quickly, this may be especially difficult, if not impossible, to accomplish. This difficulty may be exacerbated by the illiquid nature of many of the assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT considerations.

Investments outside the United States could present additional complications to our ability to satisfy the REIT qualification requirements and may subject us to additional taxes.

Although we do not expect to invest in non-U.S. real estate assets, if we were to make such investments, operating in functional currencies other than the U.S. dollar and in environments in which real estate transactions are customarily structured differently than they are in the United States or are subject to different legal rules may complicate our ability to structure non-U.S. investments in a manner that enables us to satisfy the REIT qualification requirements. In addition, non-U.S. investments may subject us to various non-U.S. tax liabilities, including withholding taxes.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or to liquidate otherwise attractive investments.

To continue to qualify as a REIT, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our common shareholders and the ownership of our common shares. We may be required to make distributions to our common shareholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may, for instance, hinder our ability to make certain otherwise attractive investments or undertake other activities that might otherwise be beneficial to us and our common shareholders, or may require us to borrow or liquidate investments in unfavorable market conditions and, therefore, may hinder our investment performance. As a REIT, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, U.S. Government securities and qualified “real estate assets”. The remainder of our investments in securities (other than cash, cash items, U.S. Government securities, securities issued by a TRS and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than cash, cash items, U.S. Government securities, securities issued by a TRS and qualified real estate assets) can consist of the securities of any one issuer, no more than 20% of the value of our total securities can be represented by securities of one or more TRSs, and no more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property. After meeting these requirements at the close of a calendar quarter, if we fail to comply with these requirements at the end of any subsequent calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification. As a result, we may be required to liquidate from our portfolio or forego otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our common shareholders.

You may be restricted from acquiring, transferring or redeeming certain amounts of our common shares.

In order to maintain our REIT qualification, among other requirements, no more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain kinds of entities, during the last half of any taxable year, other than the first year for which a REIT election is made. To assist us in qualifying as a REIT, our operating agreement contains an aggregate share ownership limit and a common shares ownership limit. Generally, any of our common shares owned by affiliated owners will be added together for purposes of the aggregate share ownership limit, and any common shares owned by affiliated owners will be added together for purposes of the common shares ownership limit.

If anyone attempts to transfer or own shares in a way that would violate the aggregate share ownership limit or the common shares ownership limit (or would prevent us from continuing to qualify as a REIT), unless such ownership limits have been waived by our Manager, those shares instead will be deemed transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the aggregate share ownership limit or the common shares ownership limit and will not prevent us from qualifying as a REIT. If this transfer to a trust fails to prevent such a violation or our disqualification as a REIT, then the initial intended transfer or ownership will be null and void from the outset. Anyone who acquires or owns shares in violation of the aggregate share ownership limit or the common shares ownership limit, unless such ownership limit or limits have been waived by our Manager, or the other restrictions on transfer or ownership in our operating agreement, bears the risk of a financial loss when the shares are redeemed or sold, if the NAV of our common shares falls between the date of purchase and the date of redemption or sale.

Our limits on ownership of our common shares also may require us to decline redemption requests that would cause other shareholders to exceed such ownership limits. In addition, in order to comply with certain of the distribution requirements applicable to REITs we will decline to honor any redemption request that we believe is a “dividend equivalent” redemption as discussed in “Certain U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Shareholders—Redemptions of Common Shares”.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our liabilities. Generally, income from a hedging transaction we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets or to offset certain other positions does not constitute “gross income” for purposes of the 75% or 95% gross income tests, provided certain circumstances are satisfied. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on income or gains resulting from hedges entered into by it or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRSs will generally not provide any tax benefit, except for being carried forward for use against future taxable income in the TRSs.

The ability of our Manager to revoke our REIT qualification without shareholder approval may cause adverse consequences to our common shareholders.

Our operating agreement provides that our Manager may revoke or otherwise terminate our REIT election, without the approval of our common shareholders, if it determines that it is no longer in our best interest to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for dividends paid to shareholders in computing our taxable income and will be subject to U.S. federal income tax at regular corporate rates, as well as state and local taxes, which may have adverse consequences on our total return to our common shareholders.

The IRS may take the position that gains from sales of property are subject to a 100% prohibited transaction tax.

We may have to sell assets from time to time to fund redemption requests, to satisfy our REIT distribution requirements, to satisfy other REIT requirements, or for other purposes. It is possible that the IRS may take the position that one or more sales of our assets may be a prohibited transaction, which is a sale of assets held by us primarily for sale in the ordinary course of our trade or business. If we are deemed to have engaged in a prohibited transaction, our gain from such sale would be subject to a 100% tax. The Code sets forth a safe harbor under which a REIT may, under certain circumstances, sell assets without risking the imposition of the 100% tax, but there is no assurance that we will be able to qualify for the safe harbor. We do not intend to hold assets for sale in the ordinary course of business, but there is no assurance that the IRS will not challenge our position, especially if we make frequent sales or sales of property in which we have short holding periods. For example, we could be subject to this tax if we were to dispose of or securitize loans (or portions thereof) in a manner that was treated as a sale of the loans for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans at the REIT level (and may conduct such sales through a TRS), and may limit the structures we utilize for any securitization transactions, even though the sales or structures might otherwise be beneficial to us.

Legislative or regulatory action related to federal income tax laws could adversely affect our common shareholders and/or our business.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department. Changes to tax laws (which changes may have retroactive application) could materially adversely affect us and our common shareholders. In addition, in recent years, numerous legislative, judicial and administrative changes have been made to the federal income tax laws applicable to investments in REITs and similar entities. Additional changes to tax laws and regulations are likely to continue to occur in the future, and we cannot assure our common shareholders that any such changes will not adversely affect the taxation of a shareholder or will not have an adverse effect on an investment in our common shares. Shareholders are urged to consult with their own tax advisors with respect to the potential effect that the legislative, regulatory or administrative developments and proposals could have on their investment in our common shares.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a shareholder’s investment in our common shares and may trigger taxable gain.

A portion of our distributions, including distributions that are reinvested pursuant to our DRIP, may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis, it will be treated as gain resulting from a sale or exchange of such shares. See “Certain U.S. Federal Income Tax Considerations”.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

We may acquire mezzanine loans for which the IRS has provided a safe harbor but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% gross income test. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans may not be real estate assets and could adversely affect our REIT status.

The failure of a loan to qualify as an obligation secured by a mortgage on real property within the meaning of the REIT rules could adversely affect our ability to qualify as a REIT.

We may make investments in loans whose qualification as a real estate mortgage loan for REIT purposes is uncertain or which are treated in part as qualifying mortgage loans and in part as unsecured loans. The failure of a loan that we treated as a qualifying mortgage loan to qualify as such for REIT purposes could cause us to fail one or more of the REIT income or asset tests, and thereby cause us to fail to qualify as a REIT unless certain relief provisions also apply.

Our qualification as a REIT and avoidance of 100% tax may depend on the characterization of loans that we make as debt for U.S. federal income tax purposes.

For U.S. federal income tax purposes, the IRS or a court may treat a loan with sufficient equity characteristics as equity for tax purposes. We may obtain equity participation rights with respect to our loans, and we may make loans with relatively high loan-to-value ratios and/or high yields, which are among the features that can cause a loan to be treated as equity for U.S. federal income tax purposes. Although we intend to structure each of our loans so that the loan should be respected as debt for U.S. federal income tax purposes, it is possible that the IRS or a court could disagree and seek to recharacterize the loan as equity. Recharacterization of one of our loans as equity for U.S. federal income tax purposes generally would require us to include our share of the gross assets and gross income of the borrower in our REIT asset and income tests. Inclusion of such items could jeopardize our REIT status. Moreover, to the extent our borrowers hold their assets as dealer property or inventory, if we are treated as holding equity in a borrower for U.S. federal income tax purposes, our share of gains from sales by the borrower would be subject to the 100% tax on prohibited transactions (except to the extent earned through a TRS). The failure of a loan to qualify as an obligation secured by a mortgage on real property within the meaning of the REIT rules could adversely affect our ability to qualify as a REIT.

The “taxable mortgage pool” rules may increase the taxes that we or our shareholders may incur, and may limit the manner in which we effect future securitizations.

Any borrowings incurred by us could result in the creation of taxable mortgage pools for U.S. federal income tax purposes. Except as provided below, we generally would not be adversely affected by the characterization as a taxable mortgage pool so long as we own 100% of the equity interests in a taxable mortgage pool. Certain categories of shareholders, however, such as non-U.S. shareholders eligible for treaty or other benefits, shareholders with net operating losses, and certain U.S. tax-exempt shareholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to the taxable mortgage pool. In addition, to the extent that our shares are owned by tax-exempt “disqualified organizations,” such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, we may incur a corporate level tax on a portion of our income from the taxable mortgage pool. In that case, we may reduce the amount of our distributions to any disqualified organization whose share ownership gave rise to the tax. Moreover, we would be precluded from selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for U.S. federal income tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

Risks Related to Employee Benefit Plans and Individual Retirement Accounts

In some cases, if you fail to meet the fiduciary and other standards under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code or common law as a result of an investment in our common shares, you could be subject to liability for losses as well as civil penalties.

There are special considerations that apply to investing in our common shares on behalf of pension, profit sharing or 401(k) plans, health or welfare plans, individual retirement accounts or Keogh plans. If you are investing the assets of any of the entities identified in the prior sentence in our common shares, you should satisfy yourself that:

●	your investment is consistent with your fiduciary obligations under applicable law, including common law, ERISA and the Code;

●	your investment is made in accordance with the documents and instruments governing the trust, plan or IRA, including a plan’s investment policy;

●	your investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA, if applicable, and other applicable provisions of ERISA and the Code;

●	your investment will not impair the liquidity of the trust, plan or IRA;

●	your investment will not produce “unrelated business taxable income” for the plan or IRA;

●	you will be able to value the assets of the plan annually in accordance with ERISA requirements and applicable provisions of the applicable trust, plan or IRA document; and

●	your investment will not constitute a non-exempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA, the Code, or other applicable statutory or common law may result in the imposition of civil penalties, and can subject the fiduciary to liability for any resulting losses as well as equitable remedies. In addition, if an investment in our common shares constitutes a non-exempt prohibited transaction under the Code, the “disqualified person” that engaged in the transaction may be subject to the imposition of excise taxes with respect to the amount invested.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this offering circular that are forward-looking statements within the meaning of the federal securities laws. The words “believe”, “estimate”, “expect”, “anticipate”, “intend”, “plan”, “seek”, “may”, and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this offering circular or in the information incorporated by reference into this offering circular.

The forward-looking statements included in this offering circular are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	our ability to effectively deploy the proceeds raised in this offering;

●	the ability of our sponsor and its affiliates to source and manage the servicing of our loans and other assets, and the quality and performance of these assets;

●	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

●	our ability to attract and retain members to the Arrived Platform;

●	risks associated with breaches of our data security;

●	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and COVID-19;

●	climate change and natural disasters that could adversely affect our business;

●	changes in economic conditions generally and the real estate and securities markets specifically;

●	increased interest rates and operating costs;

●	our failure to obtain necessary outside financing;

●	risks associated with derivatives or hedging activity;

●	our failure to maintain our status as a REIT;

●	the ability of our Manager to retain its executive officers and other key personnel of our advisor and their affiliates;

●	expected rates of return provided to investors;

●	our ability to retain and hire competent employees and appropriately staff our operations;

●	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and SEC guidance related to Regulation A or the JOBS Act);

●	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our sponsor;

●	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

●	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act and other laws; and

●	changes to GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this offering circular. All forward-looking statements are made as of the date of this offering circular and the risk that actual results will differ materially from the expectations expressed in this offering circular will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this offering circular, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this offering circular, including, without limitation, the risks described under “Risk Factors”, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this offering circular will be achieved.

ESTIMATED USE OF PROCEEDS

The table below sets forth our estimated use of proceeds from this offering, assuming we sell in this offering (including through our DRIP and DSPP, when available) $32,700,000 in shares, which represents the maximum offering amount we can raise in any rolling 12-month period pursuant to Regulation A. Our price per share may be adjusted every quarterly period to be no less than NAV per share.

We expect to use substantially all of the net proceeds from this offering to acquire from third-party originators, and in the future also from our sponsor or its affiliate, non-traditional mortgage loans, primarily of a time period no longer than 36 months. Such non-traditional mortgage loans are typically made to owners and developers of real estate that have an immediate need for bridge financing and are willing to pay a higher interest rate for the use of a lender’s money on a short-term basis. The underwriting of these loans is typically based on the value of the property that secures the loan and not solely or primarily on the creditworthiness of the borrower, and the loans are secured by residential real estate and structured real estate loans (including senior mortgage loans and subordinated mortgage loans). We may also invest in real estate-related debt securities (including RMBS, CDOs, and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We expect to pay distributions, fund redemptions, and pay any expenses or fees payable to our Manager for its services in connection with managing our daily affairs, including but not limited to, the selection and acquisition or origination of our investments, using free cash flow. However, until the proceeds from our public offering are invested and generating sufficient free cash flow, and from time to time during the operational stage, these may be paid from other sources, including the net proceeds of this offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future free cash flow and the issuance of additional securities. Use of some or all of these sources may reduce the amount of capital we invest in assets and negatively impact the return on your investment and the value of your investment.

We may not be able to promptly invest the net proceeds of this offering in real estate-related assets. In the interim, we may invest in short-term, highly liquid or other authorized investments, subject to the requirements for qualification as a REIT. Such short-term investments will not earn as high of a return as we expect to earn on our real estate-related investments.

We expect in the future to allow shareholders to participate in our DRIP and DSPP. Common shares purchased pursuant to the DRIP and DSPP components of the Plan will be subject to, and count against, the $75,000,000 maximum offering amount we can raise in any rolling 12-month period pursuant to Regulation A. We will initially allocate up to $4,500,000 of the $75,000,000 maximum offering amount in offering proceeds to the DRIP component of the Plan. See “Plan of Distribution—Distribution Reinvestment and Direct Share Purchase Plan”.

	Maximum Offering	10% of Maximum	25% of Maximum	50% of Maximum
	Amount (1)	Amount	Amount	Amount
Gross Offering Proceeds	$32,700,000	3,270,000	8,175,000	16,350,000
Less:
Organization and Offering Expense Fee, including Underwriting discounts and commissions(2)	$572,250	57,225	143,063	286,125
Net Proceeds from this Offering	$32,127,750	3,212,775	8,031,938	16,063,875
Estimated Amount Available for Investments	$32,127,750	3,212,775	8,031,938	16,063,875

(1)	This is a “best efforts, no minimum” offering, which means we are only required to use our best efforts to sell our common shares offered in this offering and can accept subscriptions without achieving any minimum amount offering proceeds. The use of proceeds in the table with respect to the various percentages of offering proceeds raised is for illustrative purposes only.

(2)	We will pay our Manager a fee for organization and offering expenses incurred in an amount equal to 1.75% of gross offering proceeds (including without limitation brokerage fees payable to Dalmore, which will be paid by the Manager without reimbursement). If organization and offering expenses exceed 1.75% of gross offering proceeds, the Manager will be responsible for paying any such excess expenses without reimbursement. Dalmore will be acting as our broker-dealer of record in connection with the offering and will be entitled to a brokerage fee of up to 1.0% of the amount raised in this offering up to a maximum amount of $32,700,000. We will also make a one-time advance payment of $5,000 to Dalmore for out-of-pocket expenses. Notwithstanding the foregoing, Dalmore will not receive any fee on funds raised from the sale of any common shares to the Manager, its affiliates, or common shares sold pursuant to our DRIP and DSPP. The broker-dealer of record’s role and compensation are described in greater detail under “Plan of Distribution.” See “Management Compensation” for more details regarding the fees that will be paid to our Manager and its affiliates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

See the linked sections below regarding our management’s discussion and analysis of financial condition and results of operations for the periods covered by our most recent Annual Report on Form 1-K and Semi-Annual Report on Form 1-SA for more information, which information is hereby incorporated by reference into this offering circular.

-	Form 1-K for Fiscal Year ended December 31, 2025 (see Item 2)

MANAGEMENT

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. See “Investment Strategy and Objectives–Our Investment Process” below. The Manager and its officers are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in this offering circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and monitors our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our common shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our common shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Experience of our Management Team

As of May 18, 2026, our sponsor has facilitated or originated approximately 493 real estate assets through various Arrived Platform investment opportunities with aggregate purchase prices of approximately $400 million.

Our Sponsor

Arrived Holdings, Inc., is a Delaware corporation and our sponsor.

Responsibilities of our Manager

The responsibilities of our Manager include:

Investment Advisory, Origination and Acquisition Services

●	approve and oversee our overall investment strategy, which consists of elements such as investment selection criteria, diversification strategies and asset disposition strategies;

●	serve as our investment and financial manager with respect to sourcing, underwriting, acquiring, financing, investing in and managing a diversified portfolio of residential real estate loans and other real estate-related assets;

●	adopt and periodically review our investment guidelines;

●	approve and oversee our debt financing strategies;

●	obtain market research and economic and statistical data in connection with our investments and investment objectives and policies;

●	oversee and conduct the due diligence process related to prospective investments;

●	prepare reports regarding prospective investments that include recommendations and supporting documentation necessary for our Manager’s investment committee to evaluate the proposed investments;

●	negotiate and execute approved investments; and

●	approve any potential liquidity transaction.

Offering Services

●	the development of this offering, including the determination of its specific terms;

●	preparation and approval of all marketing materials to be used by us relating to this offering;

●	the negotiation and coordination of the receipt, collection, processing and acceptance of subscription agreements, broker fees, and other administrative support functions;

●	creation and implementation of various technology and electronic communications related to this offering; and

●	all other services related to this offering.

Asset Management Services

●	investigate, select, and, on our behalf, engage and conduct business with such persons as our Manager deems necessary to the proper performance of its obligations under our operating agreement, including but not limited to consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, and any and all persons acting in any other capacity deemed by our Manager necessary or desirable for the performance of any of the services under our operating agreement;

●	monitor applicable markets and obtain reports (which may be prepared by our Manager or its affiliates) where appropriate, concerning the value of our investments;

●	monitor and evaluate the performance of our investments, provide daily management services to us and perform and supervise the various management and operational functions related to our investments;

●	formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, financing and refinancing, marketing, leasing and disposition of investments on an overall portfolio basis; and

●	coordinate and manage relationships between us and any joint venture partners.

Accounting and Other Administrative Services

●	manage and perform the various administrative functions necessary for our day-to-day operations;

●	provide or arrange for administrative services, legal services, office space, office furnishings, personnel and other overhead items necessary and incidental to our business and operations;

●	provide financial and operational planning services and portfolio management functions;

●	maintain accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;

●	maintain all appropriate company books and records;

●	oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

●	make, change, and revoke such tax elections on behalf of our Company as the Manager deems appropriate, including, without limitation, (i) making an election be treated as a REIT or to revoke such status and (ii) making an election to be classified as an association taxable as a corporation for U.S. federal income tax purposes;

●	supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;

●	provide us with all necessary cash management services;

●	manage and coordinate with the transfer agent, if any, the process of making distributions and payments to shareholders;

●	evaluate and obtain adequate insurance coverage based upon risk management determinations;

●	provide timely updates related to the overall regulatory environment affecting us, as well as managing compliance with regulatory matters;

●	evaluate our corporate governance structure and appropriate policies and procedures related thereto; and

●	oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Shareholder Services

●	determine our distribution policy and authorizing distributions from time to time;

●	approve amounts available for redemptions of our common shares;

●	manage communications with our common shareholders, including answering phone calls, preparing and sending written and electronic reports and other communications; and

●	establish technology infrastructure to assist in providing shareholder support and services.

Financing Services

●	identify and evaluate potential financing and refinancing sources, engaging a third-party broker if necessary;

●	negotiate terms of, arrange and execute financing agreements;

●	manage relationships between us and our lenders, if any; and

●	monitor and oversee the service of our debt facilities and other financings, if any.

Disposition Services

●	evaluate and approve potential asset dispositions, sales or liquidity transactions; and

●	structure and negotiate the terms and conditions of transactions pursuant to which our assets may be sold.

Allocation of Investment Opportunities

For more information regarding the factors that our Manager’s investment committee may consider in allocating investment opportunities among our additional similar programs, please see “Conflicts of Interest”.

Shared Services Agreement

Our Manager has entered into a shared services agreement with our sponsor, effective as of January 16, 2024. Pursuant to this agreement, our Manager is provided with access to, among other things, our sponsor’s portfolio management, asset valuation, risk management and asset management services as well as administration services addressing legal, compliance, investor relations and information technologies necessary for the performance by our Manager of its duties under the operating agreement in exchange for a fee representing our Manager’s allocable cost for these services. The fee paid by our Manager pursuant to the shared services agreement does not constitute a reimbursable expense under our operating agreement. However, under the shared services agreement, our sponsor is entitled to receive reimbursement of expenses incurred on behalf of us or our Manager that we are required to pay to our Manager under our operating agreement.

Executive Officers of our Sponsor

As of the date of this offering circular, the executive officers of our sponsor and their positions and offices are as follows:

Name	Age	Position Held with the Sponsor
Ryan Frazier	38	Chief Executive Officer
Sue Korn	56	Chief Financial Officer
Kenneth Cason	39	Chief Technology Officer
Alejandro Chouza	45	Chief Operating Officer

Ryan Frazier has served as the Chief Executive Officer, President, and a director of Arrived Holdings, Inc. since its inception in February 2019 and as CEO and director of our Company since its inception. In 2011, Mr. Frazier co-founded and was the CEO of DataRank, Inc., a social media listening platform used by Fortune 500 companies, including Procter& Gamble, Coca Cola, and The Clorox Company, to garner insights from their consumers. Mr. Frazier led DataRank through a merger with Simply Measured, Inc. in 2015, and again through a merger with Sprout Social, Inc. in 2017, after which he acted in the role of General Manager, leading the integration of the Simply Measured, Inc. and Sprout Social businesses in Sprout Social’s Seattle office. Mr. Frazier is an alumnus of Y Combinator, S13, and he graduated from the University of Arkansas in 2010 with a B.S. in International Business.

Sue Korn has served as the Chief Financial Officer of Arrived Holdings since January 2024. Ms. Korn began her career in equity research for diversified financial services companies at Kidder, Peabody in 1992, later moving to investment banking in Salomon Smith Barney’s Financial Institutions Group in 1997. She joined Providian Financial in 1998 where she oversaw planning and analysis, data management and reporting for a $33 billion credit card business. In 2011 she transitioned to FinTech, bringing her financial expertise to companies such as Prosper Marketplace (FP&A and back office operations), LendingClub (marketplace operations and treasury), Oportun (FP&A and accounting) and was co-founder/CFO/Head of Operations for online lender Vouch Financial. Ms. Korn graduated from Colby College with a B.A. in Philosophy/Math in 1991 and earned her M.B.A from Kellogg Graduate School of Management at Northwestern University in 1997 with majors in Finance, Management and Strategy and Organizational Behavior. She has held the Chartered Financial Analyst® designation since 1998.

Kenneth Cason has served as the Chief Technology Officer and director of Arrived Holdings, Inc. since its inception in February 2019. Beginning in 2011, Mr. Cason served as the Co-Founder and Chief Technology Officer of DataRank, Inc. Mr. Cason worked extensively to help design and build large scale data collection, processing, and search systems. He remained employed with DataRank through two mergers; first with Simply Measured, Inc., in 2015, and then again with Sprout Social in 2017. During both mergers he worked to lead and integrate each company’s tech stack. Mr. Cason is an alumni of Y Combinator, S13, and he graduated from the University of Arkansas in 2010 with a B.S. in Computer Science and also received Associate degrees in Mathematics, Japanese and Chinese.

Alejandro Chouza has served as the Chief Operating Officer of Arrived Holdings, Inc. since its inception in February 2019. Mr. Chouza was previously the VP of Operations of Oyo Rooms beginning in May 2019. Prior to that, Mr. Chouza was the Regional General Manager of Uber Technologies, Inc., from September 2014 through May 2019, where he launched and managed operations in Mexico and the Northwest USA markets. Mr. Chouza graduated with a B.S. from Babson College and an M.B.A. from The Wharton School of the University of Pennsylvania.

Investment Committee of our Manager

The investment committee will be comprised of the Manager’s chief executive officer, chief financial officer, highest ranking investments executive (currently Cameron Wu, the vice president of investments) and highest ranking legal executive (currently John Rostom, the general counsel, vice president of legal).

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Each of the executive officers of our sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our Manager, from our sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our Manager, we have not paid and do not intend to pay any compensation directly to these individuals.

Limited Liability and Indemnification of our Manager and Others

Subject to certain limitations, our operating agreement limits the liability of our Manager, its officers, our sponsor and our sponsor’s shareholder and affiliates, for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our Manager, its officers, our sponsor and our sponsor’s shareholder and affiliates.

Our operating agreement provides that to the fullest extent permitted by applicable law our Manager, its officers, our sponsor and our sponsor’s shareholders and affiliates are not liable to us. In addition, pursuant to our operating agreement, we have agreed to indemnify our Manager, its officers, our sponsor and our sponsor’s shareholders and affiliates, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of our Company and attorney’s fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us or the operating agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the Manager or one of our Manager’s directors or officers.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Term and Removal of the Manager

Our operating agreement provides that our Manager will serve as our manager for an indefinite term, but that our Manager may be removed by us, or may choose to withdraw as manager, under certain circumstances.

Our common shareholders may only remove our Manager at any time for “cause”, following the affirmative vote of three-fourths of our outstanding common shares. If the Manager is removed for “cause”, the Members will have the power to elect a replacement Manager upon the affirmative vote of the holders of a majority of our outstanding common shares. “Cause” is defined as:

●	our Manager’s continued breach of any material provision of the operating agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if our Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

●	the commencement of any proceeding relating to the bankruptcy or insolvency of our Manager, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition;

●	our Manager committing fraud against us, misappropriating or embezzling our funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the operating agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of our Manager or one of its affiliates and our Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of our Manager’s actual knowledge of its commission or omission, then our Manager may not be removed; or

●	the dissolution of our Manager.

Unsatisfactory financial performance of the Company does not constitute “cause” under the operating agreement.

Our Manager may assign its rights under our operating agreement in its entirety or delegate certain of its duties under the operating agreement to any of its affiliates, including pursuant to the shared services agreement described above under “—Shared Services Agreement” without the approval of our common shareholders so long as our Manager remains liable for any such affiliate’s performance, and if such assignment or delegation does not require our approval under the Advisers Act.

Our Manager may withdraw as our Manager if we become required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event.

In the event of the removal or withdrawal of our Manager, our Manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. Our Manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function.

Arrived Platform

We will continue to conduct this offering primarily on the Arrived Platform, which will host this offering in connection with the distribution of the common shares offered pursuant to this offering circular. The Arrived Platform has previously hosted private and public offerings of other affiliates of the sponsor under similar arrangements.

License Agreement

We have entered into a license agreement with our sponsor pursuant to which our sponsor granted us a non-exclusive, royalty free license to use the name “Arrived”. Other than with respect to this license, we have no legal right to use the “Arrived” name. In the event that our Manager ceases to manage us, we would be required to change our name to eliminate the use of “Arrived”.

MANAGEMENT COMPENSATION

Our Manager and its affiliates receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets. The items of compensation are summarized in the following table. Neither our Manager nor its affiliates receive any selling commissions or dealer manager fees in connection with the offer and sale of our common shares. Our Manager in its sole discretion may defer or waive any fee or reimbursements payable to it under the operating agreement. All or any portion of any waived fees or reimbursements may, in the Manager’s discretion, be forfeited. All or any portion of any deferred fees or reimbursements will be deferred without interest and paid when the Manager determines.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount
Organization and Offering Expense Fee — Manager	We will pay the Manager an amount equal to 1.75% of the gross offering proceeds for out-of-pocket expenses in connection with our organization and offering expenses, including any such fees, costs and expenses allocable to the Company incurred in connection with the offering, including, without limitation, brokerage, underwriting, legal, accounting, escrow, compliance, marketing and technology costs related to the offering. If organization and offering expenses exceed 1.75% of gross offering proceeds, the Manager will be responsible for paying any such excess expenses without reimbursement	If we raise the maximum offering amount of $32.7 million, the organization and offering expense reimbursement will be up to $572,250.

Offering Service Fee — Sponsor or its Affiliate	We will pay monthly an offering service fee of 0.10%, which is initially based on the total principal balance of our loan portfolio and the market value of any other investment vehicles, including real estate, as of the end of each month.	Actual amounts are dependent upon the total assets invested by our Manager; we cannot determine these amounts at the present time.

Asset Management Fee — Manager	We will pay a monthly asset management fee of 0.10%, which will be based on our NAV at the end of each prior quarterly period.	Actual amounts are dependent upon the offering proceeds we raise or our NAV; we cannot determine these amounts at the present time.

Reimbursement of Acquisition / Origination Expenses — Manager	We may reimburse our Manager for actual expenses incurred in connection with the selection, acquisition or origination of an investment, whether or not we ultimately acquire the investment.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ); we cannot determine these amounts at the present time.

Interest and Origination Fees on Related Party Loans — Manager or its Affiliate	In connection with each loan acquisition, the Manager or its affiliates may provide a loan to finance the purchase of such loan, and we will pay interest at the current market rate. We may also pay a loan origination fee that will be charged at the current market rate.	Actual amounts are dependent on the principal and interest rate on these loans; we cannot determine these amounts at the present time.

Reimbursement of Other Operating Expenses — Manager

We reimburse our Manager for out-of-pocket expenses paid to third parties in connection with providing services to us. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs.

The expense reimbursements that we pay to our Manager also include expenses incurred by our sponsor in the performance of services under the shared services agreement between our Manager and our sponsor, including any increases in insurance attributable to the management or operation of our Company.

Actual amounts are dependent on current market rates and the purchase prices of the loans we acquire and expenses related to their acquisition; we cannot determine these amounts at the present time.

Reimbursement of Special Servicing Expenses — Manager or Other Party	We may reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets, including, but not limited to, reimbursement of non-ordinary expenses and employee time required to special service a non-performing asset. Whether an asset is deemed to be non-performing is in the sole discretion of our Manager.	Actual amounts are dependent upon the occurrence of an asset becoming non-performing, the original value of such asset, and the results of our operations; we cannot determine these amounts at the present time.

Fees from Other Services — Affiliates of our Manager	We may retain certain of our Manager’s affiliates, from time to time, for services relating to our investments or our operations, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/ budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, transaction support services, transaction consulting services and other similar operational matters. Any compensation paid to our Manager’s affiliates for any such services will not reduce the asset management fee. Any such arrangements will be at or below market rates.	Actual amounts depend on to what extent affiliates of our Manager are actually engaged to perform such services.

Redemption fees — Manager	Investors will pay a fixed fee to the Manager in connection with redemption of shares held between six months and three years. See “Description of our Common Shares—Redemption Plan” for more information.	For shares held between 6 months and three (3) years, the effective redemption price includes a fixed 1.0% fee that will be paid to our Manager based on the NAV for our common shares in effect at the time of the redemption request.

Incentive Fees Payable by Originators — Sponsor or its Affiliates	Our sponsor or its affiliates may receive incentive fees from a third-party originator to whom they provide services with respect to loans we acquire from such originators in the form of a referral fee, or a portion of the fees payable by borrowers to the originators with respect to the making of the loan.	Actual amounts will depend on agreements with loan originators; we cannot determine these amounts at the present time.

PRINCIPAL SHAREHOLDERS

The following table sets forth the approximate beneficial ownership of our common shares as of the date of this offering circular for each person or group that holds more than 5% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 1700 Westlake Ave North, Suite 200 Seattle, WA 98109.

Name of Beneficial Owner(1)	Approximate Number of Shares Beneficially Owned	Percent of All Shares
Ryan Frazier	447	*
Sue Korn	50	*
Kenneth Cason	687	*
Alejandro Chouza	180	*
All executive officers of our Manager as a group (4 persons)	1,364	*

*	Represents less than 1% of our outstanding common shares

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

CONFLICTS OF INTEREST

We are subject to various conflicts of interest arising out of our relationship with our Manager and its affiliates. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to mitigate some of the risks posed by these conflicts.

Our Affiliates’ Interests in Other Arrived Platform Entities

General

The officers of our Manager and the key real estate professionals of our sponsor who perform services for us on behalf of our Manager are also officers, directors, managers, and/or key professionals of our sponsor and other Arrived Platform entities. These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of our sponsor may organize other real estate-related or debt-related programs and acquire for their own account real estate-related investments that may be suitable for us. In addition, our sponsor may grant equity interests in our Manager to certain management personnel performing services for our Manager.

Payment of Certain Fees and Expenses of our Manager

Our Manager is a wholly-owned subsidiary of our sponsor. We pay fees and expenses to our Manager, and its affiliates, including our sponsor, that were not determined on an arm’s-length basis. The asset management fee paid to our Manager will be based on our NAV, which is calculated by our sponsor’s internal accountants and asset management team. Our Manager may benefit by us retaining ownership of our assets at times when our common shareholders may be better served by the sale or disposition of our assets in order to avoid a reduction in our NAV.

Allocation of Investment Opportunities

We rely on our Manager’s executive officers and our sponsor’s key real estate professionals who act on behalf of our Manager to identify suitable investments. Our sponsor and other entities also rely on these same key real estate professionals. Our sponsor has in the past, and expects to continue in the future, to offer other Arrived Platform investment opportunities that may invest in loans, although their primary objective is to invest in equity investments in residential real estate.

Our sponsor has previously organized, as of the date of this offering circular, the following programs:

●	Arrived Homes, LLC

●	Arrived Homes 3, LLC

●	Arrived Homes 4, LLC

●	Arrived Homes 5, LLC

●	Arrived STR, LLC

●	Arrived STR 2, LLC

●	Arrived SFR Genesis Fund, LLC

●	Arrived Short Term Notes, LLC

●	Arrived Seattle Fund, LLC

These additional programs may have investment criteria that compete with us.

If an investment, sale, financing or other business opportunity would be suitable for more than one program, our sponsor will allocate it using its business judgment. Any allocation of this type may involve the consideration of a number of factors that our sponsor determines to be relevant. The factors that our sponsor’s real estate professionals could consider when determining the entity for which an investment opportunity would be the most suitable include the following:

●	the investment objectives and criteria of us and the other Arrived Platform entities;

●	the cash requirements of us and the other Arrived Platform entities;

●	the effect of the investment on the diversification of our or the other Arrived Platform entities’ portfolio by type of investment and risk of investment;

●	the policy of our or the other Arrived Platform entities relating to leverage;

●	the anticipated cash flow of the investment to be acquired;

●	the income tax effects of the purchase on us or the other Arrived Platform entities;

●	the size of the investment; and

●	the amount of funds available to us or the Arrived Platform entities.

If a subsequent event or development causes any investment, in the opinion of our sponsor’s real estate professionals, to be more appropriate for another Arrived Platform entity, they may offer the investment to such entity.

As of the date of this offering circular, only one other Arrived Platform entity invests primarily in loans. Except under any policies that may be adopted by our Manager, which policies are designed to minimize conflicts among the programs and other investment opportunities provided on the Arrived Platform, no program or Arrived Platform investment opportunity (including us) has any duty, responsibility or obligation to refrain from:

●	engaging in the same or similar activities or lines of business as any program or Arrived Platform investment opportunity;

●	doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any program or Arrived Platform investment opportunity;

●	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any program or Arrived Platform investment opportunity;

●	establishing material commercial relationships with another program or Arrived Platform investment opportunity; or

●	making operational and financial decisions that could be considered to be detrimental to another program or Arrived Platform investment opportunity.

In addition, any decisions by our Manager to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one program more than another program or limit or impair the ability of any program to pursue business opportunities. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one particular program that such arrangements or agreements include or not include another program, as the case may be. Any of these decisions may benefit one program more than another program.

Allocation of Our Affiliates’ Time

We rely on our sponsor’s key real estate professionals who act on behalf of our Manager, including Ryan Frazier, for the day-to-day operations of our business. Mr. Frazier is also the Chief Executive Officer of our sponsor and other sponsored entities. Mr. Frazier may face conflicts of interest in allocating his time among us, our Manager and other sponsored entities and business activities in which he is involved. However, we believe that our Manager and its affiliates have sufficient real estate professionals to fully discharge their responsibilities to the Arrived Homes entities for which they work.

Receipt of Fees and Other Compensation by our Manager and its Affiliates

Our Manager and its affiliates receive substantial fees from us, which fees are not negotiated at arm’s length. These fees could influence our Manager’s advice to us as well as the judgment of affiliates of our Manager, some of whom also serve as our Manager’s officers and the key real estate professionals of our sponsor. Among other matters, these compensation arrangements could affect their judgment with respect to:

●	the continuation, renewal or enforcement of provisions in our operating agreement involving our Manager and its affiliates, or the shared services agreement between our Manager and our sponsor;

●	public offerings of equity by us, which will likely entitle our Manager to increased asset management and other fees;

●	acquisitions of loans and other investments at higher purchase prices, which entitle our Manager to higher asset management fees regardless of the quality or performance of the loan or other investment and, in the case of acquisitions of investments from other Arrived Platform entities, might entitle affiliates of our Manager to disposition fees in connection with services for the seller;

●	borrowings up to or in excess of our stated borrowing policy to acquire loans, which borrowings will increase asset management fees payable by us to our Manager;

●	whether and when we seek to list our common shares on a stock exchange or other trading market;

●	whether we seek shareholder approval to internalize our management, which may entail acquiring assets (such as office space, furnishings and technology costs) and the key real estate professionals of our sponsor who are performing services for us on behalf of our Manager for consideration that would be negotiated at that time and may result in these real estate professionals receiving more compensation from us than they currently receive from our sponsor;

●	whether and when we seek to sell our Company or its assets; and

●	whether and when we merge or consolidate our assets with other companies, including companies affiliated with our Manager.

Additionally, our sponsor or its affiliates may receive incentive fees from a third-party originator of a loan to whom they provide services with respect to loans we acquire from such originators in the form of a referral fee, or a portion of the fees payable by borrowers to the originators with respect to the making of the loan.

Duties Owed by Some of Our Affiliates to Our Manager and our Manager’s Affiliates

Our Manager’s officers and the key real estate and debt finance professionals of our sponsor performing services on behalf of our Manager are also officers, directors, managers and/or key professionals of:

●	Arrived Homes, LLC

●	Arrived Homes II, LLC

●	Arrived Homes 3, LLC

●	Arrived Homes 4, LLC

●	Arrived Homes 5, LLC

●	Arrived STR, LLC

●	Arrived STR 2, LLC

●	Arrived SFR Genesis Fund, LLC

●	Arrived Short Term Notes, LLC

●	Arrived Seattle Fund, LLC

As a result, they owe duties to each of these entities, their shareholders, members and limited partners. These duties may from time to time conflict with the duties that they owe to us.

No Independent Underwriter

As we are conducting this offering without the aid of an independent underwriter, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities. See “Plan of Distribution”.

License Agreement

We have entered into a license agreement with our sponsor, pursuant to which our sponsor granted us a non-exclusive, royalty free license to use the name “Arrived”. See “Management—License Agreement”.

Certain Conflict Resolution Measures

Independent Representative

If our sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

On January 12, 2024, our Manager appointed Aaron Noe to serve as the Independent Representative for the Company, to protect the interests of the shareholders and review and approve any transactions in which our sponsor, Manager or their affiliates have a conflict of interest with us or a transaction deemed to be a “principal transaction”.

Mr. Noe is currently the President and Founder of El Monte Capital, Inc. El Monte Capital’s primary business is managing and restructuring real estate funds. Prior to his work with El Monte Capital, Mr. Noe was one of the founding members of AMH (formerly American Homes 4 Rent), a publicly traded single family REIT. He served as the Executive Vice President of Operations, where he was responsible for leading real estate operations and driving the portfolios financial performance. Mr. Noe also served as a Vice President at Redfin (RDFN), where he was responsible for developing the home services and iBuying divisions. Mr. Noe graduated from San Diego State University and has served as real estate broker in Nevada, Georgia and New Mexico.

The Manager believes that Mr. Noe is independent based on its review of his and his affiliates’ material relationships and interests with us, our sponsor and its other sponsored entities.

Our Policies Relating to Conflicts of Interest

In addition to the provisions in our operating agreement described below and our Manager’s investment allocation policies described above, we have adopted the following policies prohibiting us from entering into certain types of transactions with our Manager, our sponsor, their officers or any of their affiliates in order to further reduce the potential for conflicts inherent in transactions with affiliates.

Pursuant to these conflicts of interest policies, we may not engage in the following types of transactions unless such transaction is approved by the Independent Representative:

●	sell or otherwise transfer any investments to our Manager, our sponsor, their officers or any of their affiliates;

●	acquire or otherwise transfer any investments from our Manager, our sponsor, their officers or any of their affiliates; and

●	invest in or make mortgage loans in which the transaction is with our Manager, our sponsor, their officers or any of their affiliates, including any mortgage loans that are subordinate to any mortgage or equity interest of our Manager, our sponsor, their officers or any of their affiliates, except as otherwise provided in this offering circular.

These restrictions on loans will only apply to advances of cash that are commonly viewed as loans, as determined by the Manager. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought nor would the prohibition limit our ability to advance reimbursable expenses incurred by our Manager, our sponsor, their officers or any of their affiliates.

These conflicts of interest policies may be amended at any time in our Manager’s discretion.

Other Operating Agreement Provisions Relating to Conflicts of Interest

Our operating agreement contains many other restrictions relating to conflicts of interest including the following:

Term of our Manager. Our operating agreement provides that our Manager will serve as our manager for an indefinite term, but that our Manager may be removed by us, or may choose to withdraw as manager, under certain circumstances. Our common shareholders may remove our Manager for “cause”, following the affirmative vote of three-fourths of our outstanding common shares. Unsatisfactory financial performance does not constitute “cause” under the operating agreement. Our Manager may withdraw as manager if we become required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event. In the event of the removal of our Manager, our Manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. Our Manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function. See “Management—Term and Removal of the Manager”.

Other Transactions Involving Affiliates. Before engaging in a transaction involving an affiliate, our Manager must conclude that all other transactions between us and our sponsor, our Manager, any of their officers, or any of their affiliates are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. See “Management—Investment Committee of our Manager”.

INVESTMENT OBJECTIVES AND STRATEGY

Investment Objectives

Our investment objectives are:

●	Consistent cash flow;

●	Favorable tax treatment of REIT income and long-term capital gains;

●	Responsible risk management; and

●	Capital preservation.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Our Investment Criteria

We intend to focus on acquiring loans we believe (1) are likely to generate stable cash flows in the long term and (2) have a reasonable level of default risk. After we have generated sufficient proceeds, we expect our average residential loan investments will have the following primary characteristics:

●	Loan size: $50,000 to $5,000,000

●	Term: Six months to three years

●	Target Interest Rate: 9-15% per annum

●	Collateral: Residential real estate

●	Security: recourse and non-recourse

●	Underwriting:

○	Construction/Rehabilitation Loans: Loan to after-construction/rehabilitation values of up to 70%

○	Other Loans: Loan to cost ratios of up to 80%

●	Servicing Fees: Up to 0.5% of the principal amount of the loan annually

●	Originator’s Spread: Up to 1.0% of the principal amount of the loan annually

●	Incentive Fees: Our sponsor may receive (i) a portion of the fees paid by the borrower to the originator and (ii) other incentive fees from the originator for services provided by the sponsor to the originator

Our Investment Process

Our investment process leverages our Manager’s understanding of real estate markets, experienced team members, and data analysis to make our investment decisions:

●	Sourcing: We use our Manager’s in-house acquisition team (using industry leading analysis and screening tools) to find and purchase loans on residential real estate from reputable lenders with significant experience in the business.

●	Due Diligence: Our Manager will evaluate potential investments against our stated investment criteria. Once a set of potential loans to acquire are selected, our due diligence focuses on the borrower’s experience level and exit strategy, the geographic market and the underlying property that will serve as security for the loan. Value analysis includes projected returns and monthly cash flows, as well as analyzing the risk of default, relying on a combination of first-party data, automated valuation models, or AVMs, and third-party independent evaluations. Property level analysis looks at standard risk factors including condition of title, structural defects in the home, environmental issues, and other hazards such as floods and earthquakes.

●	Investment Committee: Once our Manager’s acquisition team recommends a loan (or a pool of loans) to purchase, the investment committee convenes at least once per quarter to determine guidelines for investment and criteria used to review due diligence materials. Additionally, the investment committee meets on an ad-hoc basis to issue a go/no-go decision regarding investments that require additional review. The investment committee is comprised of the Manager’s chief executive officer, chief financial officer, highest ranking investments executive (currently Cameron Wu, the vice president of investments) and highest ranking legal executive (currently John Rostom, the general counsel, vice president of legal).

●	Loan Purchase: A loan, or other debt security, will be purchased either by the Manager or an affiliate of the Manager or directly by us, in accordance with the acquisition mechanics set forth below.

Investment Strategy – Our Market Opportunity

Our investment strategy is to invest in and manage a diverse portfolio of non-traditional, short-term, asset-based loans secured by residential real estate, primarily of a short-term period no longer than 36 months. Such non-traditional mortgage loans are typically made to owners and developers of real estate that have an immediate need for bridge financing and are willing to pay a higher interest rate for the use of a lender’s money on a short-term basis. The underwriting of these loans is typically based on the value of the property that secures the loan and not solely or primarily on the creditworthiness of the borrower, and the loans are secured by residential real estate and structured real estate loans (including senior mortgage loans and subordinated mortgage loans). We may also invest, to a limited extent, in residential real estate debt securities (including RMBS, CDOs, and REIT senior unsecured debt) and other select residential real estate-related investments, where the underlying assets primarily consist of residential real estate. To the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest a limited amount in commercial mortgage-backed securities, mortgage loans and tenant-in-common interests. We expect that our portfolio of debt investments will be secured primarily by U.S. based collateral and diversified by security type, property type and geographic location.

We seek to create and maintain a portfolio of shorter duration investments that generate a low volatility income stream of attractive and consistent cash distributions. Our focus on investing in debt instruments will emphasize the payment of current returns to investors and preservation of invested capital as our primary investment objectives.

We may enter into one or more joint ventures or other arrangements for the acquisition of loans and other debt investments secured by residential real estate with third parties or affiliates of the Manager, including present and future real estate investment offerings sponsored by affiliates of the Manager.

Market Selection

We believe that the near and intermediate-term market for residential-backed debt investments is compelling from a risk-return perspective. We favor a strategy weighted toward targeting debt investments whose purpose is to provide capital to real estate professionals who can add much needed residential inventory and liquidity into the market. Since interest rates have significantly increased in the US economy, housing inventory has severely tightened. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to deliver investments with attractive income production backed by quality security in order to seek the best risk-return dynamic for our common shareholders.

Investment Decisions and Asset Management

Within our investment policies and objectives, the Manager will have discretion with respect to the selection of specific investments. We believe that successful real estate investment requires the implementation of strategies that permit favorable purchases, effective asset management and timely disposition of those assets. As such, we have developed a disciplined investment approach that combines the experience of our Manager with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and aggressive management of each asset acquired.

To execute our disciplined investment approach, the Manager will take responsibility for the business plan of each investment. The following practices summarize our investment approach:

●	Local Market Research – Our Manager extensively researches the acquisition and underwriting of each transaction, utilizing both real time market data and the transactional knowledge and experience of our network of professionals and in market relationships.

●	Underwriting Discipline – Our Manager follows a tightly controlled and managed process to examine the elements of a potential investment, including review of the properties underlying our loan investments, tax considerations and liquidity.

●	Risk Management – Risk management is a fundamental principle in the management of each of our investments. Our Manager reviews the operating performance of investments against projections and we believe provide the oversight necessary to detect and resolve issues as they arise.

●	Asset Management – Prior to the purchase of a real estate loan, our Manager will develop a business strategy which will be customized based on the acquisition and underwriting data. This is a forecast of the action items to be taken and the capital needed to achieve the anticipated returns. The Manager reviews asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle.

Investment Process

Our Manager has the authority to make all the decisions regarding our investments consistent with the investment objectives and leverage policies approved by our Manager and subject to the limitations in the operating agreement.

Our Manager will focus on the sourcing, acquisition and management of residential real estate loans and other real estate-related assets. It will source our investments from former and current financing and investment partners, third-party intermediaries, competitors looking to share risk and investment, and securitization or lending departments of major financial institutions.

In selecting investments for us, our Manager utilizes its investment and underwriting process, which focuses on ensuring that each prospective investment is being evaluated appropriately. In addition to the specific investment criteria listed above, our Manager considers the following factors when evaluating prospective investment opportunities:

●	macroeconomic conditions that may influence development and repair and the subsequent sale or refinancing of properties securing our loans;

●	real estate market factors that may influence real estate valuations, real estate financing or the economic performance of the real estate economy generally;

●	fundamental analysis of the real estate securing our loans, including local markets, market lease or sale terms, zoning, operating costs and the asset’s overall competitive position in its market;

●	the appropriateness of estimated costs and timing associated with capital improvements of the real estate, if applicable;

●	review of third-party reports, including appraisals, engineering and environmental reports on properties securing our loans; and

●	the overall structure of the investment and rights in the transaction documentation.

If a potential investment meets the Manager’s underwriting criteria, the Manager will review the proposed transaction structure, including, with respect to joint ventures, distribution and waterfall criteria, governance and control rights, buy-sell provisions and recourse provisions. The Manager will evaluate our position within the overall capital structure and our rights in relation to other partners or capital tranches. The Manager will analyze each potential investment’s risk-return profile and review financing sources, if applicable, to ensure that the investment fits within the parameters of financing facilities and to ensure performance of the real estate asset.

Investments in Debt-Related Real Estate Assets

We expect to invest in residential real estate loans, as well as residential real estate-related debt securities and other similar real estate-related assets (which may include investments in majority-owned subsidiaries with rights to receive preferred economic returns), by directly originating such investments and by purchasing them from third-party sellers. We may also invest in RMBS, as well as other residential real estate-related debt securities such as CDOs, unsecured debt issued by REITs and interests in other securitized vehicles that own real estate-related debt, and other select residential real estate-related assets, where the underlying assets primarily consist of single family residential real estate properties.

Our Sponsor’s Asset Management Team

As of May 18, 2026, our sponsor’s real estate and accounting teams are composed of 16 professionals. All of these professionals play a role in asset management due to the real estate transactional, legal, financial and management aspects of our business. Members of our sponsor’s real estate team have previously worked as real estate developers, property managers, real estate brokers, private equity analysts and homebuilders, while members of our sponsor’s accounting team have worked as fund accountants, treasury managers, consultants, private equity accountants and property accountants. Through May 18, 2026, our sponsor’s real estate and accounting teams have acquired and asset managed more than 493 real estate assets with aggregate purchase prices and development commitments of approximately $400 million.

Borrowing Policy

We believe that our sponsor’s ability to obtain both competitive interim and term financings and its relationships with top tier financial institutions should continue to allow our Manager to successfully employ moderate levels of borrowing in order to enhance our returns to shareholders. Although our investment strategy is not contingent on financing our assets in the capital markets, our sponsor’s past experience and ability in structuring and managing match-funded, flexible term debt facilities and securitization vehicles should continue to provide our Manager with an advantage in potentially obtaining conservatively structured term financing for many of our investments, to the extent available, through capital markets and other financing transactions, including allowing our Company to be among the first to access the capital markets when conditions permit.

We may employ conservative levels of borrowing in order to provide additional funds to support our investment activities. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 20-50% of the greater of cost (before deducting r non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of our portfolio) in order to quickly build a diversified portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our investments, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during a period when we are significantly growing our portfolio, it is our policy to not borrow more than 70% of the greater of cost (before deducting non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Operating Policies

Credit Risk Management. We may be exposed to various levels of credit and special hazard risk depending on the nature of our assets. The Manager and its executive officers review and monitor credit risk and other risks of loss associated with each investment. The Manager monitors the overall credit risk and levels of provision for loss.

Interest Rate Risk Management. We follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. We intend to minimize our interest rate risk from borrowings by attempting to “match-fund,” which means the Manager will seek to structure the key terms of our borrowings to generally correspond with the expected holding period of our assets.

Equity Capital Policies. Under the operating agreement, we have the authority to issue an unlimited number of additional common shares or other securities. After your purchase of any common shares, the Manager may elect to: (i) sell additional securities in future private offerings, or (ii) issue additional securities in public offerings. To the extent we issue additional equity interests after your purchase in an offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your interests.

Disposition Policies

We intend to hold substantially all of the loans until maturity, which will generally range from 3 months to 36 months.

As each of our investments reach what we believe to be its optimum value during the expected life of our Company, we will consider disposing of the investment and may do so for the purpose of either distributing the net sale proceeds to our shareholders or investing the proceeds in other assets that we believe may produce a higher overall future return to our shareholders. However, we may sell a particular asset before or after this anticipated holding period if, in the judgment of our Manager’s investment committee, selling the asset is in our best interest. The determination of when a particular investment should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the investment is anticipated to decline substantially, whether we could apply the proceeds from the sale of the asset to make other investments consistent with our investment objectives, whether disposition of the asset would allow us to increase cash flow, and whether the sale of the asset would constitute a prohibited transaction under the Code or would impact our status as a REIT.

It is possible that the IRS may take the position that one or more sales of our assets may be a prohibited transaction, which is a sale of assets held by us primarily for sale in the ordinary course of our trade or business. If we are deemed to have engaged in a prohibited transaction, our gain from such sale would be subject to a 100% tax. The Code sets forth a safe harbor under which a REIT may, under certain circumstances, sell assets without risking the imposition of the 100% tax, but there is no assurance that we will be able to qualify for the safe harbor. We do not intend to hold assets for sale in the ordinary course of business, but there is no assurance that the IRS will not challenge our position, especially if we make frequent sales or sales of property in which we have short holding periods. For example, we could be subject to this tax if we were to dispose of or securitize loans (or portions thereof) in a manner that was treated as a sale of the loans for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans at the REIT level (and may conduct such sales through a TRS), and may limit the structures we utilize for any securitization transactions, even though the sales or structures might otherwise be beneficial to us.

Under applicable provisions of the Code regarding prohibited transactions by REITs, a REIT that sells a property other than foreclosure property that is deemed to be inventory or property held primarily for sale in the ordinary course of business is deemed a “dealer” with respect to any such property and is subject to a 100% penalty tax on the net income from any such transaction unless the sale qualifies for a statutory safe harbor from application of the 100% tax. As a result, our Manager attempts to structure any disposition of our assets with respect to which our Manager believes we could be viewed as a dealer in a manner to avoid this penalty tax through reliance on the safe harbor available under the Code or through the use of a TRS. See “U.S. Federal Income Tax Considerations—Taxation of Our Company”. Alternatively, the risk of incurring the 100% tax may require the Manager to forgo an otherwise attractive sale opportunity.

When we determine to sell a particular investment, we seek to achieve a selling price that maximizes the capital appreciation for investors based on then-current market conditions. We cannot assure you that this objective will be realized.

Market conditions, our status as a REIT and other factors could cause us to delay the commencement of our liquidation or other liquidity event. Even after we decide to liquidate, we are under no obligation to conclude our liquidation within a set time because the timing of the sale of our assets depends on real estate and financial markets, and U.S. federal income tax effects on shareholders that may prevail in the future, and we cannot assure you that we will be able to liquidate our assets. After commencing a liquidation, we would continue in existence until all our assets are liquidated. In general, the U.S. federal income tax rules applicable to REITs will require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24-month requirement could require us to sell assets at unattractive prices, distribute unsold assets to a “liquidating trust” with potentially unfavorable tax consequences for our shareholders, or terminate our status as a REIT.

Liquidity Event

While not required, our Manager has the discretion to consider a liquidity transaction at any time if it determines such an event to be in our best interests. A liquidity transaction could consist of a sale or partial sale of our assets, a sale or merger of our Company, a consolidation transaction with other companies managed by our Manager or its affiliates, a listing of our common shares on a national securities exchange or a similar transaction. We do not have a stated term, as we believe setting a finite date for a possible, but uncertain future liquidity transaction may result in actions that are not necessarily in the best interest or within the expectations of our common shareholders.

As of the date of this offering circular, our sponsor has sponsored 8 other programs. One of these programs does not have stated liquidation date and none of them have been liquidated. The remaining seven of these programs have expected liquidation dates that are between five and fifteen years after the closing of the applicable offerings, although each of such programs gives the manager discretion to extend the life of the program based on then existing market conditions and provides no assurance that a suitable liquidation transaction would be available or that market conditions for such transaction would be favorable during that time frame. None of these programs has yet reached the liquidation dates set forth in their offering materials.

Prior to our completion of a liquidity transaction, our redemption plan may provide an opportunity for you to have your common shares redeemed, subject to certain restrictions and limitations. See “Description of our Common Shares—Redemption Plan”.

PLAN OF OPERATION

General

We are a Delaware limited liability company, formed to invest in and manage a diversified portfolio of residential real estate loans as well as residential real estate debt securities (including RMBS, CDOs, and REIT senior unsecured debt) and other select residential real estate-related assets, where the underlying assets primarily consist of residential real estate properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We may also enter into one or more joint ventures or other arrangements for the acquisition of loans and other debt investments secured by residential real estate with third parties or affiliates of the Manager, including present and future real estate investment offerings sponsored by affiliates of the Manager.

Arrived Fund Manager, LLC is our Manager. As our Manager, it manages our day-to-day operations and our portfolio of residential real estate loans and other real estate-related debt securities. Our Manager also has the authority to make all of the decisions regarding our investments, subject to the limitation in our operating agreement and the direction and oversight of our Manager’s investment committee. Our sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf.

We elected to be taxed as a REIT under the Code, commencing with our taxable year ending December 31, 2024. If we qualify as a REIT for U.S. federal income tax purposes, we generally will not be subject to U.S. federal income tax to the extent we distribute qualifying dividends to our common shareholders. If we fail to qualify as a REIT in any taxable year after electing REIT status, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we believe that we are organized and will continue to operate in a manner that will enable us to qualify for treatment as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2024, and we intend to continue to operate so as to remain qualified as a REIT for U.S. federal income tax purposes thereafter.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Arrived Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. In particular, our investment objectives and strategies are similar to other offerings available on the Arrived Platform and sponsored by our sponsor. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Liquidity and Capital Resources

We intend to continue to grow the business, which is dependent upon additional net proceeds from this offering. However, net proceeds are not necessary to conduct our current operations. We intend to obtain the capital required to acquire loans and other real estate-related investments and conduct our operations from the proceeds of this offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. For information regarding the anticipated use of proceeds from this offering, see “Estimated Use of Proceeds”.

If we are unable to raise a substantial amount in gross offering proceeds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We are offering up to $32,700,000 in our common shares pursuant to Regulation A.

We currently do not have any outstanding unsecured Company-level debt. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 20-50% of the greater of the cost (before deducting non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our investments, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, it is our policy to not borrow more than 70% of the greater of cost (before deducting non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. These payments may include payments for certain organization and offering expenses. During our acquisition and development stage, we expect to make payments to our Manager in connection with the management of our assets and costs incurred by our Manager in providing services to us. For a discussion of the compensation to be paid to our Manager, see “Management Compensation”.

We elected to be taxed as a REIT and to operate as a REIT commencing with our taxable year ending December 31, 2024. To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a monthly or other periodic basis. We have not established a minimum distribution level.

Related Party Loans

If we have sufficient funds to acquire only a portion of a loan or other real estate investment then, in order to cover the shortfall, we may obtain a related party loan from, or issue a participation interest to our Manager or an affiliate. We will pay the current market rate of interest on any such loans, plus financing costs. See “Management Compensation”. Our operating agreement expressly authorizes us to enter into such related party loans and to issue such participation interests. Each related party loan and participation interest will be an unsecured obligation of ours, that is payable solely to the extent that such related party loan or participation interest remains outstanding. As we sell additional common shares in this offering, we will use the proceeds of such sales to pay down the principal and interest of any related party loan or the principal of the outstanding participation interests, as appropriate, reducing the payment obligation of such related party loan or participation interest, and our obligation to the holder of such related party loan or participation interest.

In instances where a participation interest is outstanding, payments of the participation interest will be pari passu (i.e., of equal seniority) to our right to payment from the underlying asset, and any payments received from the underlying asset will be subsequently distributed pro rata (i.e., in equal proportion to their proportionate interest) among us and the participation interest holder. In the event that we sell a sufficient number of common shares through this offering to fully extinguish the principal of an outstanding participation interest, we will repay the participation interest, and, other than any accrued but unpaid return due to it from the underlying asset, the holder of the participation interest will no longer hold any obligation of ours with regard to payment. It is anticipated that each participation interest will have a varying return that is dependent upon, and will generally be identical to, the projected return on the underlying asset.

Our Investments

See “Note 3: Note Receivable, Net” in Item 7 of our Form 1-K for the Fiscal Year ended December 31, 2025 (here), which is hereby incorporated by reference into this offering circular, for a summary of our investments as of December 31, 2025.

Market Outlook — Real Estate Finance Markets

Our investment strategy combined with the experience and expertise of our Manager’s management team will provide opportunities to originate investments with attractive short-term residential real estate debt returns along with the security of borrower recourse and low loan to value ratios directly with experienced lenders and real estate companies, thereby taking advantage of current market conditions in order to seek the best risk-return dynamic for our common shareholders.

Investment Company Act Considerations

We anticipate that we will hold real estate-related assets described below (i) directly, (ii) through wholly-owned subsidiaries, (iii) through majority-owned joint venture subsidiaries, and (iv) to a lesser extent, through minority-owned joint venture subsidiaries.

We intend, directly or through our subsidiaries, to acquire from third-party originators, and in the future also from our sponsor or its affiliate, non-traditional mortgage loans, primarily of a short-term period no longer than 36 months. We may also invest in real estate-related debt securities (including residential mortgage-backed securities, or RMBS, collateralized debt obligations, or CDOs, and REIT senior unsecured debt) and other real estate-related assets.

We monitor our compliance with the 40% test and the holdings of our subsidiaries to ensure that each of our subsidiaries is in compliance with an applicable exemption or exclusion from registration as an investment company under the Investment Company Act. The securities issued by any wholly-owned or majority-owned subsidiary that we may form and that are excluded from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis.

In addition, we believe that neither we nor certain of our subsidiaries will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because we and they will not engage primarily or hold ourselves and themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we and such subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, we and our subsidiaries expect to be able to conduct our operations such that none will be required to register as an investment company under the Investment Company Act.

The determination of whether an entity is a majority-owned subsidiary of our Company is made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. We also treat subsidiaries of which we or our wholly-owned or majority-owned subsidiary is the manager (in a manager-managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly-owned or majority-owned subsidiary is required for all major decisions affecting the subsidiaries (referred to herein as “Controlled Subsidiaries”), as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities under the Investment Company Act. We reached our conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. The determination of whether an entity is a majority-owned subsidiary of our Company is made by us. We have not asked the SEC staff for concurrence of our analysis, our treatment of such interests as voting securities, or whether the Controlled Subsidiaries, or any other of our subsidiaries, may be treated in the manner in which we intend, and it is possible that the SEC staff could disagree with any of our determinations. If the SEC staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets. Any such adjustment in our strategy could have a material adverse effect on us.

Certain of our subsidiaries may also rely upon the exclusion from the definition of investment company under Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires an entity to invest at least 55% of its assets in “mortgages and other liens on and interests in real estate”, which we refer to as “qualifying real estate interests”, and at least 80% of its assets in qualifying real estate interests plus “real estate-related assets”.

In reliance on published SEC staff guidance, we treat as “qualifying real estate interests” fee interests in real estate, mortgage loans fully secured by real estate, certain mezzanine loans and certain B-Notes. Residential real estate-related debt securities (including RMBS, CDOs and REIT senior unsecured debt) are treated as “real estate-related assets”.

On August 31, 2011, the SEC published a concept release entitled “Companies Engaged in the Business of Acquiring Mortgages and Mortgage Related Instruments” (Investment Company Act Rel. No. 29778). This release notes that the SEC is reviewing the Section 3(c)(5)(C) exclusion relied upon by companies similar to us that invest in mortgage loans. There can be no assurance that the laws and regulations governing the Investment Company Act status of companies similar to ours, or the guidance from the SEC or its staff regarding the treatment of assets as qualifying real estate assets or real estate-related assets, will not change in a manner that adversely affects our operations as a result of this review. To the extent that the SEC or its staff provides more specific guidance regarding any of the matters bearing upon our exclusion from the need to register under the Investment Company Act, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies that we have chosen.

Qualification for exemption from registration under the Investment Company Act will limit the ability of the Company to make certain investments. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon such exclusions, the Company may be required to adjust its strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to the Company, or it could further inhibit the ability of the Company to pursue the strategies it has chosen.

The loss of the Company’s exclusion from regulation pursuant to the Investment Company Act could require the Company to restructure its operations, sell certain of its assets or abstain from the purchase of certain assets, which could have an adverse effect on its financial condition and results of operations. See “Risk Factors— Maintenance of the Company’s Investment Company Act exemption imposes limits on its operations, which may adversely affect its operations.”

Emerging Growth Company

We may elect to become a public reporting company under the Exchange Act, although we do not intend to do so. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2- Summary of Significant Accounting Policies, included in our financial statements, for a more thorough discussion of our accounting policies and procedures.

Accounting Pronouncements

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

DESCRIPTION OF OUR COMMON SHARES

The following descriptions of our common shares, certain provisions of Delaware law and certain provisions of our certificate of formation and operating agreement are summaries and are qualified by reference to Delaware law, our certificate of formation and our operating agreement, copies of which are filed as exhibits to the offering statement of which this offering circular is a part. See “Additional Information”.

General

We are a Delaware limited liability company organized on December 21, 2023 under the Delaware LLC Act, issuing limited liability company interests. The limited liability company interests in our Company are denominated in common shares of limited liability company interests (“common shares”) and, if created in the future, preferred shares of limited liability company interests (“preferred shares”). Our operating agreement provides that we may issue an unlimited number of common shares with the approval of our Manager and without shareholder approval.

All of the common shares offered by this offering circular will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the common shares, as determined by our Manager, the holders of such shares are not liable to us to make any additional capital contributions with respect to such shares (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the Delaware LLC Act). Holders of common shares have no conversion, exchange, sinking fund or appraisal rights, no pre-emptive rights to subscribe for any securities of our Company and no preferential rights to distributions. However, holders of our common shares are eligible to participate in our redemption plan, as described below in “—Redemption Plan”.

We have a December 31st fiscal year end. In addition, we elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2024.

Distributions

The Manager has sole discretion in determining what distributions of free cash flow are made to shareholders except as otherwise limited by law or the operating agreement.

Free cash flow consists of the net income (as determined under GAAP) related to our investments, including loan interest payments and principal repayments to the extent not reinvested by us in additional loans plus any change in net working capital and non-cash Operating Expenses and less any Operating Expenses and capital expenditures.

Our Company expects the Manager to make distributions of any free cash flow on a monthly or other periodic basis as set forth below. However, the Manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions. If you elect to participate in the DRIP component of the Plan, all distributions we pay to you with respect to your common shares participating in the Plan will be automatically reinvested in our common shares.

Payments to fulfill redemption requests under our redemption plan will also reduce funds available for distribution to remaining investors. Distributions will be paid to holders as of the record dates selected by the Manager, and holders will be entitled to declared distributions on their interests from the time the interests are issued to the holder until the redemption date as described below under “—Redemption Plan.”

While our goal is to pay distributions from our free cash flow, we may use other sources to fund distributions, including the net proceeds of this offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future free cash flow and the issuance of additional securities, and we have no limit on the amounts we may pay from such other sources. If we fund distributions from financings or the net proceeds from this offering, we will have less funds available for investment in loans, real estate-related assets and other investments. We expect that our free cash flow available for distribution will be lower in the initial stages of this offering until we have raised significant capital and made substantial investments. Further, because we may receive income at various times during our fiscal year and because we may need free cash flow during a particular period to fund expenses, we expect that during the early stages of our operations and from time to time thereafter, we may declare distributions in anticipation of cash flow that we expect to receive during a later period and these distributions would be paid in advance of our actual receipt of these funds. In these instances, we expect to look to third-party borrowings, our offering proceeds or other sources to fund our distributions. Additionally, we will make certain payments to our Manager for services provided to us. See “Management Compensation”. Such payments will reduce the amount of cash available for distributions. Finally, payments to fulfill redemption requests under our redemption plan will also reduce funds available for distribution to remaining shareholders.

Any distributions that we make directly impact our NAV, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through monthly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis, it will be treated as gain resulting from a sale or exchange of such shares.

We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes. Generally, income distributed will not be taxable to us under the Code if we distribute at least 90% of our REIT taxable income each year (computed without regard to the dividends paid deduction and our net capital gain). Distributions are authorized at the discretion of our Manager, in accordance with our earnings, present and reasonably projected future cash flows and general financial condition. Our Manager’s discretion is directed, in substantial part, by its obligation to cause us to comply with the REIT requirements and to avoid U.S. federal income and excise taxes on retained income and gains.

We are not prohibited from distributing our own securities in lieu of making cash distributions to shareholders. Our operating agreement also gives the Manager the right to distribute other assets rather than cash. The receipt of our securities or assets in lieu of cash distributions may cause shareholders to incur transaction expenses in liquidating the securities or assets. We do not have any current intention to list our common shares on a stock exchange or other trading market, nor is it expected that a public market for the common shares will develop. We also do not anticipate that we will distribute other assets in kind (other than in the context of a roll up transaction).

Dividend Payment Date	Total Amount Paid	Dividend Amount Per Share
July 24, 2024	$31,635.05	$0.069
August 26, 2024	$45,503.01	$0.067
September 25, 2024	$65,581.59	$0.069
October 24, 2024	$92,849.91	$0.069
November 25, 2024	$111,055.66	$0.067
December 20, 2024	$135,159.4	$0.069
January 24, 2025	$149,509.84	$0.067
February 24, 2025	$174,960.14	$0.069
March 24, 2025	$199,607.99	$0.069
April 24, 2025	$200,954.48	$0.063
May 27, 2025	$257,747.06	$0.069
June 24, 2025	$287,970.38	$0.069
July 24, 2025	$329,536.74	$0.071
August 25, 2025	$341,730.46	$0.069
September 24, 2025	$383,859.0	$0.071
October 24, 2025	$413,359.42	$0.071
November 24, 2025	$423,657.63	$0.069
December 23, 2025	$423,657.63	$0.069
January 23, 2026	$445,593.82	$0.069
February 24, 2026	$472,958.73	$0.071
March 24, 2026	$511,372.44	$0.073
April 24, 2026	$549,593.7	$0.074
May 22, 2026	$503,204.16	$0.068

Voting Rights

Our common shareholders have voting rights only with respect to certain matters, as described below. Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of common shareholders until the redemption date as described below in “—Redemption Plan”. Generally, matters to be voted on by our shareholders must be approved by either a majority or supermajority of the outstanding common shares. Our operating agreement provides that special meetings of shareholders may be called by our Manager. If any such vote occurs, you will be bound by the majority or supermajority vote, as applicable, even if you did not vote with the majority or supermajority.

The following circumstances will require the approval of holders representing a majority or supermajority, as the case may be, of the outstanding common shares:

●	any amendment to our operating agreement that would affect the shareholders disproportionately or materially and adversely affect the rights of the shareholders, other than any amendment to the definition of “Market Price” in our operating agreement (majority of affected class/series with certain specified amendments requiring three-fourths);

●	removal of our Manager as the manager of our Company for “cause” as described under “Management—Term and Removal of the Manager” (three-fourths); and

●	the dissolution of our Company (only if the Manager has been removed for “cause”) (majority).

General Procedures

Public Announcements; Notices. In the case of specified dispositions or a redemption, we will publicly announce or otherwise provide specified information to holders of common shares.

Special Meetings. Our operating agreement provides that special meetings of shareholders may only be called by our Manager. There will be no annual or regular meetings of the Members.

Fractional Shares. Our Manager does not have to issue or deliver any fractional shares to any holder of common shares upon any redemption or distribution under the provisions described under “— Redemptions”. Instead of issuing fractional shares, we may pay cash for the fractional share in an amount equal to the fair market value of the fractional share, without interest.

Adjustments for Distributions. Upon the redemption of any common shares, the redemption price will be reduced by the aggregate sum of NAV Distributions, if any, declared (whether paid or unpaid) for such quarter. The redemption price will not, however, be reduced by the aggregate sum of other distributions, if any, that are not NAV Distributions that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date (i.e., the last day of the applicable quarter). If a redemption date with respect to common shares comes after the record date for the payment of a distribution to be paid on those shares but before the payment or distribution, the registered holders of those shares at the close of business on such record date will be entitled to receive the distribution on the payment date, notwithstanding the redemption of those shares or our default in payment of the distribution.

Payment of Taxes. If any person exchanging a certificate representing common shares wants us to issue a certificate in a different name than the registered name on the old certificate, that person must pay any transfer or other taxes required by reason of the issuance of the certificate in another name or establish, to the satisfaction of us or our agent, that the tax has been paid or is not applicable.

Liquidation Rights

In the event of a liquidation, termination or winding up of our Company, whether voluntary or involuntary, we will first pay or provide for payment of our debts and other liabilities, including the liquidation preferences of any class of preferred shares. Thereafter, holders of our common shares will share in our funds remaining for distribution pro rata in accordance with their respective interests in our Company.

Preferred Shares

Section 215(e) of the Delaware LLC Act also specifically authorizes the creation of ownership interests of different classes of limited liability company interests, having such relative rights, powers and duties as the limited liability company agreement may provide, and may make provision for the future creation in the manner provided in the limited liability company agreement of additional classes of membership interests. In accordance with this provision, our operating agreement provides that our Manager is authorized to provide for the issuance from time to time of an unlimited amount of one or more classes or series of preferred shares of limited liability company interests (“preferred shares”). Unless otherwise required by law or by any stock exchange, if applicable, any such authorized preferred shares will be available for issuance without further action by our common shareholders. Our Manager is authorized to fix the number of preferred shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series and without shareholder approval. As of the date of this offering circular, no preferred shares are outstanding and we have no current plans to issue any preferred shares.

We could issue a class or series of preferred shares that could, depending on the terms of the class or series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of holders of common shares might believe to be in their best interests or in which holders of common shares might receive a premium for their common shares.

Transfer Agent and Registrar

On November 8, 2024 the Manager entered into an agreement with Arrived Transfer Agent, LLC, a registered transfer agent and an affiliate of the Company, to perform transfer agent functions with respect to our offering.

Operating Agreement

Non-Member Manager

●	Our operating agreement designates Arrived Fund Manager, LLC, an affiliate of our sponsor, as our non-member manager. Our Manager is generally not entitled to vote on matters submitted to our common shareholders, although its approval is required with respect to certain amendments to the operating agreement that would adversely affect its rights. Our Manager does not have any distribution, redemption, conversion or liquidation rights by virtue of its status as the Manager.

●	Our operating agreement further provides that the Manager, in exercising its rights in its capacity as the Manager, is entitled to consider only such interests and factors as it desires, including its own interests, and has no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our common shareholders and is not subject to any different standards imposed by our operating agreement, the Delaware LLC Act or under any other law, rule or regulation or in equity.

Organization and Duration

We were formed on December 21, 2023 as Arrived Debt Fund, LLC, a Delaware limited liability company. We will remain in existence until dissolved in accordance with our operating agreement.

Purpose

Under our operating agreement, we are permitted to engage in any business activity that lawfully may be conducted by a limited liability company organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the operating agreement relating to such business activity; provided, however, that our Manager may only revoke or otherwise terminate our REIT election, without approval of our common shareholders, if it determines that it is no longer in our best interests to qualify as a REIT.

Agreement to be Bound by our Operating Agreement; Power of Attorney

By purchasing a common share, an investor becomes a shareholder of our Company and will be bound by the provisions of, and deemed to be a party to, our operating agreement. Pursuant to our operating agreement, each shareholder and each person who acquires a common share from a shareholder grants to our Manager a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our Manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, our operating agreement.

No Fiduciary Relationship with our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our common shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Limited Liability and Indemnification of our Manager and Others

Subject to certain limitations, our operating agreement limits the liability of our Manager, its officers, our sponsor and our sponsor’s shareholders and affiliates, for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our Manager, its officers, our sponsor and our sponsor’s shareholders and affiliates.

Our operating agreement provides that to the fullest extent permitted by applicable law our Manager, its officers, our sponsor and our sponsor’s shareholders and affiliates are not liable to us. In addition, pursuant to our operating agreement, we have agreed to indemnify our Manager, its officers, our sponsor and our sponsor’s shareholders and affiliates, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of our Company and attorney’s fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us or the operating agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the manager or one of our Manager’s officers.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Amendment of Our Operating Agreement; Exclusive Authority of our Manager to Amend our Operating Agreement

Amendments to our operating agreement may be proposed only by or with the consent of our Manager. Our Manager is not required to seek approval of the shareholders to adopt or approve any amendment to our operating agreement, except to the extent that such amendment would disproportionately affect the holders of any class or series of shares or would otherwise materially and adversely affect the rights of such holders. In such a case, the proposed amendment must be approved in writing by holders representing a majority of the class or series of shares so affected.

Termination and Dissolution

We will continue as a limited liability company until terminated under our operating agreement. We will dissolve upon: (1) the election of our Manager to dissolve us; (2) the sale, exchange or other disposition of all or substantially all of our assets; (3) the entry of a decree of judicial dissolution of our Company; or (4) at any time that we no longer have any shareholders, unless our business is continued in accordance with the Delaware LLC Act.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books are maintained for both tax and financial reporting purposes on a basis that permits the preparation of financial statements in accordance with GAAP. For financial reporting purposes and U.S. federal income tax purposes, our fiscal year and our tax year (unless otherwise required by the Code) are the calendar year.

Determinations by our Manager

Any determinations made by our Manager under any provision described in our operating agreement are final and binding on our common shareholders, except as may otherwise be required by law, or as a result of any determination by our Manager to revoke or otherwise terminate our REIT election, without approval of our common shareholders, if the Manager determines that it is no longer in our best interests to qualify as a REIT. We prepare a statement of any determination by our Manager respecting the fair market value of any assets or securities, and file the statement with our Company secretary.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, shares of our Company must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well. See “Certain U.S. Federal Income Tax Considerations—Requirements for Qualification as a REIT”.

To assist us in qualifying as a REIT, our operating agreement, subject to certain exceptions, contains restrictions on the number and value of our common shares and the number and value of shares of our Company that a person may own. Our operating agreement provides that generally no person may own, or be deemed to own by virtue of certain attribution provisions of the Code, either more than 9.8% in value or in number of our common shares, whichever is more restrictive, or more than 9.8% in value or in number of our common shares, whichever is more restrictive. Accordingly, no person may own, or be deemed to own, more than 9.8% in value or in number of our common shares, whichever is more restrictive. We refer to these limits collectively as the “ownership limit”. An individual or entity that becomes subject to the ownership limit or any of the other restrictions on ownership and transfer of the shares of our Company described below is referred to as a “prohibited owner” if, had the violative transfer or other event been effective, the individual or entity would have been a beneficial owner or, if appropriate, a record owner of shares.

The applicable constructive ownership rules under the Code are complex and may cause our common shares owned actually or constructively by a group of individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% by value or number of our common shares, whichever is more restrictive, or 9.8% by value or number of our common shares, whichever is more restrictive, (or the acquisition of an interest in an entity that owns, actually or constructively, our common shares by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of the ownership limit.

Our Manager may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the ownership limit or establish a different limit on ownership, or excepted holder limit, for a particular shareholder if the shareholder’s ownership in excess of the ownership limit would not result in our Company being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) except during the first taxable year for which we elect to be a REIT and/or during the first half of our second taxable year for which we elect to be treated as a REIT and only to the extent it does not result in us failing to qualify as a REIT or otherwise would result in us failing to qualify as a REIT. As a condition of its waiver or grant of excepted holder limit, our Manager may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to our Manager in order to determine or ensure our Company’s qualification as a REIT. In addition, our Manager will reject any investor’s subscription in whole or in part if it determines that such subscription would violate such ownership limits.

In connection with granting a waiver of the ownership limit, creating an excepted holder limit or at any other time, our Manager may from time to time increase or decrease the ownership limit for all other individuals and entities unless, after giving effect to such increase, five or fewer individuals could beneficially or constructively own in the aggregate, more than 49.9% in value of the shares then outstanding of our Company or our Company would otherwise fail to qualify as a REIT. Prior to the modification of the ownership limit, our Manager may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our common shares or shares of our Company, as applicable, is in excess of such decreased ownership limit until such time as such individual’s or entity’s percentage ownership of our common shares or shares of our Company, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of our common shares or shares of our Company, as applicable, in excess of such percentage ownership of our common shares or shares of our Company will be in violation of the ownership limit.

Our operating agreement further prohibits:

●	any person from beneficially or constructively owning, applying certain attribution rules of the Code, shares of our Company that would result in our Company being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

●	any person from transferring our common shares if such transfer would result in our common shares being owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our common shares that will or may violate the ownership limit or any of the other foregoing restrictions on ownership and transfer of our common shares, or who would have owned our common shares transferred to a trust as described below, must immediately give us written notice of the event, or in the case of an attempted or proposed transaction, must give at least 15 days’ prior written notice to us and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The foregoing restrictions on ownership and transfer of our common shares will not apply if our Manager determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions and limitations on ownership and transfer of our common shares as described above is no longer required in order for us to qualify as a REIT.

If any transfer of our common shares would result in our common shares being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of our common shares or any other event would otherwise result in any person violating the ownership limit or an excepted holder limit established by our Manager or in our Company being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause us to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary by the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our Company being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then our operating agreement provides that the transfer of the shares will be null and void.

Shares of our Company transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported NAV value for our common shares on the day of the event which resulted in the transfer of such shares to the trust) and (2) the last reported NAV value of our common shares on the date we accept, or our designee accepts, such offer (or $10.00 if no NAV has been reported). We may reduce the amount payable by the amount of any dividend or other distribution that we have paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed to the trustee as described above, and we may pay the amount of any such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares held in the trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such shares will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, as soon as practicable after receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limit or the other restrictions on ownership and transfer of shares of our Company. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported NAV value for our common shares on the day of the event which resulted in the transfer of such shares to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any dividend or other distribution that we paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the beneficiary of the trust, together with any dividends or other distributions thereon. In addition, if, prior to discovery by us that our common shares have been transferred to a trust, such shares are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary of the trust, all dividends and other distributions paid by us with respect to the shares held in trust and may also exercise all voting rights with respect to the shares held in trust. These rights will be exercised for the exclusive benefit of the beneficiary of the trust. Any dividend or other distribution paid prior to our discovery that our common shares have been transferred to the trust will be paid by the recipient to the trustee upon demand.

Subject to Delaware law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion:

●	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

●	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible company action, then the trustee may not rescind and recast the vote.

In addition, if our Manager determines in good faith that a proposed transfer or other event would violate the restrictions on ownership and transfer of our common shares, our Manager may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem our common shares, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of our common shares, within 30 days after the end of each taxable year, must give us written notice, stating the shareholder’s name and address, the number of shares of each class of our Company that the shareholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to us in writing such additional information as we may request in order to determine the effect, if any, of the shareholder’s beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limit. In addition, each shareholder must provide to us in writing such information as we may request in good faith in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing our common shares will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common shares or otherwise be in the best interest of the holders of the common shares.

REIT Election

Our operating agreement provides that our Manager may revoke or otherwise terminate our REIT election, without the approval of our common shareholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT.

Personal Conduct Repurchase Right

Our operating agreement provides that we may elect to repurchase, at a price equal to NAV per share, all of the common shares held by an investor in the event that such investor fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon us, as determined by the Manager in its sole and absolute discretion. The purchase price will be payable to the investor in a single payment, with the payment becoming due fifteen (15) business days following the date on which we provide notice to the investor of our decision to repurchase the common shares.

Prospect of Roll-Up/Public Listing

Our Manager may determine that it is in our best interest to (i) contribute to, or convert our Company into, an alternative vehicle, through consolidation, merger or other similar transaction with other companies, some of which may be managed by our Manager or its affiliates (a “Roll-Up”) or (ii) list our common shares (or shares of the Roll-Up vehicle) on a national securities exchange. In connection with a Roll-Up, shareholders may receive from the Roll-Up vehicle cash, stock, securities or other interests or assets of such vehicle, on such terms as our Manager deems fair and reasonable, provided, however, that our Manager will be required to obtain approval of shareholders holding a majority of the outstanding common shares if required by applicable laws or regulations.

Arbitration Provision

Under the Arbitration Provision contained in our operating agreement, either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a claim be final and binding arbitration. We have not determined whether we will exercise our right to demand arbitration but reserve the right to make that determination on a case-by-case basis as claims arise. In this regard, the Arbitration Provision is similar to a binding arbitration provision as we are likely to invoke the Arbitration Provision to the fullest extent permissible. The Arbitration Provision applies to claims under the U.S. federal securities laws and to all claims that are related to the Company, including with respect to this offering, our holdings, our common shares, our ongoing operations and the management of our investments, among other matters.

Any arbitration brought pursuant to the Arbitration Provision must be conducted in the State of Delaware. The term “Claim” as used in the Arbitration Provision is very broad and includes any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and us (or persons claiming through or connected with us), on the other hand, relating to or arising out of your subscription agreement, the Arrived Platform, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except an individual Claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court) the validity or enforceability of the Arbitration Provision, any part thereof, or the entire subscription agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of the Arbitration Provision is to be given the broadest possible interpretation that will permit it to be enforceable. Based on discussions with and research performed by the Company’s counsel, we believe that the Arbitration Provision is enforceable under federal law, the laws of the State of Delaware, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our operating agreement with respect to the Arbitration Provision or otherwise requiring you to waive certain rights were to be found by a court to be unenforceable, we would abide by such decision.

Before purchasing shares, a potential investor must acknowledge, understand, and agree that: (a) arbitration is final and binding on the parties; (b) the parties are waiving their right to seek remedies in court, including the right to jury trial; (c) pre-arbitration discovery is generally more limited than and potentially different in form and scope from court proceedings; (d) the Arbitration Award is not required to include factual findings or legal reasoning and any party’s right to appeal or to seek modification of a ruling by the arbitrators is strictly limited; and (e) the panel of arbitrators may include a minority of persons engaged in the securities industry. The Arbitration Provision limits the rights of an investor to many legal remedies and rights otherwise available. See “How to Subscribe—Arbitration Provision”.

BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISION IN OUR OPERATING AGREEMENT, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Anti-Takeover Effects of Our Operating Agreement and Delaware Law

The following is a summary of certain provisions of our operating agreement and Delaware law that may be deemed to have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change of control of our Company. These provisions include the following:

Authorized but Unissued Shares

Our operating agreement authorizes us to issue additional common shares or other securities of our Company for the consideration and on the terms and conditions established by our Manager without the approval of our common shareholders. In particular, our Manager is authorized to provide for the issuance of an unlimited amount of one or more classes or series of shares of our Company, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series. Our ability to issue additional shares and other securities could render more difficult or discourage an attempt to obtain control over us by means of a tender offer, merger or otherwise.

Delaware Business Combination Statute—Section 203

We are a limited liability company organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control. Section 203 of the DGCL, which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. Our operating agreement does not currently elect to have Section 203 of the DGCL apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction by which that person became an interested shareholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203 of the DGCL, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an interested shareholder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of voting shares. Our Manager may elect to amend our operating agreement at any time to have Section 203 of the DGCL apply to us.

Valuation Policies

Net Asset Value Calculations

Our operating agreement provides that at the end of each quarterly period our Manager’s internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●	an estimated value of our total loan portfolio, as determined by the Manager’s asset management team, based upon (a) information from publicly available sources about (i) default rates and discount rates, including time to maturity on current loans, and (ii) market interest rates, and (b) in certain instances, reports of the total loan portfolio value or any subset thereof provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third-party market quotes are available;

●	accruals of our periodic distributions on our common shares; and

●	estimated accruals of interest payments.

See “Management—Our Sponsor’s Asset Management Team.”

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information with respect to the properties that secure our loans. While we do look at capitalization rates to help us to determine whether or not to acquire a loan (see “Investment Objectives and Strategy—Investment Decisions and Asset Management”), we do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments, we do not believe that the value of the properties that secure our loans can be determined based solely on the business activities as the resale value of such assets will be decided independently on the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your common shares in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their common shares, or holders who repurchase such common shares, or existing common shareholders. In instances where we determine that an appraisal of our loan portfolio or the property underlying our loan is necessary, including, but not limited to, instances where third-party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per share.

As there is no market value for our common shares as they are not expected to be listed or traded on any stock exchange, our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our common shares on a quarterly basis. However, our investments will consist primarily of loans secured by residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager’s asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.

Share Price Adjustments

The per share purchase price for our common shares is adjusted by our Manager at the beginning of each quarterly period to be no less than NAV per share. Investors will pay the most recent publicly announced purchase price as of the date of their subscription.

Any subscriptions that we receive during a quarterly period will be executed at the purchase price in effect at the time such subscription is received. Thus, even if settlement occurs in the following quarterly period, the purchase price for the shares will be the price in effect at the time the subscription was received.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period to date.

Date	NAV Per Share	Link
Inception (May 16, 2024)	$10.00	Initial period
January 25, 2025	$10.00	Form 1-U
April 25, 2025	$10.02	Form 1-U
July 25, 2025	$10.01	Form 1-U
October 25, 2025	$10.01	Form 1-U
January 25, 2026	$10.00	Form 1-U
April 25, 2026	$10.00	Form 1-U

General

We will file with the SEC on a quarterly or other periodic basis an offering circular supplement and/or Form 1-U, as appropriate, disclosing the determination of our NAV and NAV per share that will be applicable for such period (a “pricing supplement”). We file the pricing supplement at the beginning of such period. We also post that period’s NAV on the public Arrived Platform. The Arrived Platform also contains this offering circular, including any supplements and amendments. We will disclose, on a periodic basis in an offering circular supplement and/or Form 1-U filed with the SEC, the principal valuation components of our NAV. For any given period, our published NAV or purchase price may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV or NAV per share to change by 7% or more from the last disclosed amounts, we will disclose the updated NAV and price per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV and share price information provided on our website.

The Manager reserves the right to modify the period for which the per share purchase price and NAV will be calculated but such period (i) may not be less frequently than annually and no more frequently than monthly and (ii) with respect to changes in periods for calculating purchase price, may require that this offering be terminated and/or amended, if required by applicable securities laws.

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. While investors should view an investment in the Company as long-term, we have adopted a redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity.

At any time after six (6) months following the purchase of common shares, an investor may request redemption of all or any portion of their common shares in accordance with the Company’s redemption plan as set forth herein. Pursuant to our redemption plan, an investor may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

Except in the case of exceptional redemptions, the redemption price, may be reduced by a fee paid to our Manager as compensation for administration of our redemption program depending upon when the redemption request is submitted. The redemption price will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Within the first six months of first acquiring the common shares, redemptions are only permitted in the case of exceptional redemptions. “Exceptional redemptions” may include death, qualifying disability and personal home purchase, or as otherwise determined by the Manager.

Based on the time when a shareholder requests redemption, the effective redemption prices (which reflect any fees paid to the Manager), are set forth below:

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price)(1)
Settlement date to 6 months	No Redemptions
6 months to 3 years	99.0	%(2)
More than 3 years	100.0	%(3)
Exceptional redemptions	100.0	%(3)

(1)	The effective redemption price will be the per share NAV for our common shares as of the beginning of the quarter in which the redemption request is made, rounded down to the nearest $0.01.

(2)	For shares held between 6 months and three (3) years, the Effective Redemption Price includes a fixed 1.0% fee that will be paid to our Manager based on the NAV for our common shares in effect at the time of the redemption request.

(3)	There is no fee for redemptions of common shares held at least three (3) years or for exceptional redemptions.

Redemption of our common shares will be made quarterly (with exact dates to be announced) upon written request to be generated through the Arrived Platform to us within seven (7) days following the end of the quarter. The Manager intends to remit the redemption price within ten (10) business days (but generally no more than five (5) business days) of receipt of the request.

As noted above, the effective redemption price will not include any penalty to the per share price for our common shares in effect at the time of the redemption request in respect of redemptions of shares resulting from the death of a shareholder who is a natural person, including shares held by such shareholder through a revocable grantor trust or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the shareholder, the recipient of the shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who shall have the sole ability to request redemption on behalf of the trust. We must receive the written redemption request within 12 months after the death of the shareholder in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death of a shareholder. Such a written request must be accompanied by a certified copy of the official death certificate of the shareholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders dies. If the shareholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon death does not apply.

Furthermore, as noted above, the effective redemption price will not include any penalty to the per share price for our common shares in effect at the time of the redemption request in respect of redemptions of shares held by a shareholder who is a natural person who is deemed to have a “qualifying disability” (as such term is defined in Section 72(m)(7) of the Code), including shares held by such shareholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from such shareholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the shareholder became a shareholder. We must receive the written redemption request within 12 months of the initial determination of the shareholder’s disability in order for the shareholder to rely on any of the waivers described above that may be granted in the event of the disability of a shareholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders acquires a qualifying disability. If the shareholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon disability does not apply.

The Manager may also allow for an exceptional redemption to fund a first time home purchase, including shares held by such shareholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from such shareholder. Such a written request must include a copy of the home purchase agreement.

We have the right to monitor the trading patterns of shareholders or their financial advisors and we reserve the right to reject any purchase or redemption transaction at any time based on what we deem to be a pattern of excessive, abusive or short-term trading. We expect that there will be no regular secondary trading market for our common shares. However, in the event a secondary market for our common shares develops, we will terminate our redemption plan.

If we agree to honor redemption requests, such redemption of our common shares will be made quarterly upon written request to us prior to the end of the applicable quarter. Shareholders may withdraw their redemption request at any time prior to the end of the applicable quarter. If we agree to honor redemption requests, such redemption requests will be effective as of the last day of the applicable quarter, and funds shall be remitted within twenty-one (21) days following the end of the applicable quarter. If we agree to honor a redemption request, the common shares to be redeemed will cease to accrue distributions or have voting rights as of the last day of the applicable quarter. We reserve the right to redeem shares pursuant to an exceptional redemption request outside of our quarterly redemption process.

We cannot guarantee that the funds, if any, set aside for the redemption plan will be sufficient to accommodate all requests made in any given time period. In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted during any given quarter, such pending requests will be honored on a pro-rata basis, if at all. In the event that not all redemptions are being honored in a given quarter, the redemption requests not fully honored will have the remaining amount of such redemption requests considered on the next quarter in which redemptions are being honored. Accordingly, all unsatisfied redemption requests will be treated as requests for redemption on the next date on which redemptions are being honored, with redemptions processed pro-rata, if at all.

We intend to limit common shareholders to one (1) redemption request outstanding at any given time, meaning that, if a common shareholder desires to request more or less shares be redeemed, such common shareholder must first withdraw the first redemption request. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a first in first out basis – meaning, those common shares that have been continuously held for the longest amount of time will be redeemed first. In addition, we intend to limit shareholders to redemption requests to the lesser of 5,000 common shares or $50,000 worth of common shares.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter. Redemptions in any calendar quarter will be limited to shares whose aggregate value (based on the redemption price per share in effect as of the first day of the last month of such calendar quarter) is 5.00% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these assets are sold, (or, with respect to debt securities, paid off), but we do not generally intend to redeem more than 20.00% of the NAV of all of our common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT for U.S. federal income tax purposes, following any material decrease in our NAV, or for any other reason. However, in the event that we suspend our redemption plan, we expect that we will reject any outstanding redemption requests and do not intend to accept any new redemption requests until at least after the next NAV adjustment. In the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Arrived Platform to disclose such action. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT for U.S. federal income tax purposes (for example, if a redemption request would cause a non-redeeming shareholder to violate the ownership limits in our operating agreement or if a redemption constitutes a “dividend equivalent redemption” that could give rise to a preferential dividend issue, to the extent applicable). Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

For the year ended December 31, 2025, approximately 199,792 shares had been submitted for redemption, and 100% of such requests were honored, with redemptions totaling approximately $2.0 million.

For more information about our redemption plan or to submit a redemption request, please contact us by email at support@arrived.com.

Reports to Shareholders

Our operating agreement requires that we prepare an annual report and deliver it to our common shareholders within 120 days after the end of each fiscal year. Our Manager is required to take reasonable steps to ensure that the annual report complies with our operating agreement provisions and with applicable securities laws.

Under the Securities Act, we must update this offering circular upon the occurrence of certain events, such as certain asset acquisitions. We will file updated offering circulars and offering circular supplements with the SEC. We are also subject to the informational reporting requirements that are applicable to Tier 2 companies whose securities are qualified pursuant to Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with the SEC. In addition, we will provide you with periodic updates, including offering circulars, offering circular supplements, quarterly pricing supplements, semi-annual information statements and other information.

We will provide such periodic updates electronically through the Arrived Platform website at www.arrived.com, and documents will be provided electronically. You may access and print all periodic updates provided through our website. As periodic updates become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the periodic updates. If our e-mail notification is returned to us as “undeliverable”, we will contact you to obtain your updated e-mail address. We will provide you with paper copies at any time upon request. The contents of the Arrived Platform website are not incorporated by reference in or otherwise a part of this offering circular.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our common shares. For purposes of this section, references to “we”, “us” or our “Company” means only Arrived Debt Fund, LLC and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Code, the current, temporary, and proposed regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. Thus, it is possible that the IRS could challenge the statements in this discussion that do not bind the IRS or the courts and that a court could agree with the IRS. The summary is also based upon the assumption that the operation of our Company, and of any subsidiaries and other lower-tier affiliated entities, will be in accordance with its applicable organizational documents and as described in this offering circular. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular shareholder in light of its investment or tax circumstances or to shareholders subject to special tax rules, such as:

●	U.S. expatriates;

●	persons who mark-to-market our common shares;

●	subchapter S corporations;

●	U.S. shareholders who are U.S. persons (as defined below) whose functional currency is not the U.S. dollar;

●	financial institutions;

●	insurance companies;

●	broker-dealers;

●	REITs;

●	regulated investment companies;

●	trusts and estates;

●	holders who receive our common shares through the exercise of employee stock options or otherwise as compensation;

●	persons holding our common shares as part of a “straddle”, “hedge”, “short sale”, “conversion transaction”, “synthetic security” or other integrated investment;

●	non-corporate taxpayers subject to the alternative minimum tax provisions of the Code;

●	persons holding our common shares through a partnership or similar pass-through entity;

●	persons holding a 10% or more (by vote or value) beneficial interest in our Company;

●	tax exempt organizations, except to the extent discussed below in “—Treatment of Tax Exempt U.S. Shareholders;” and

●	non-U.S. persons (as defined below), except to the extent discussed below in “—U.S. Taxation of Non-U.S. Shareholders”.

Except to a limited extent noted below, this summary does not address state, local, or non-U.S. tax considerations. This summary assumes that shareholders will hold our common shares as capital assets, within the meaning of Section 1221 of the Code, which generally means as property held for investment.

For the purposes of this summary, a U.S. person is a beneficial owner of our common shares who for U.S. federal income tax purposes is:

●	a citizen or resident of the United States;

●	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

For the purposes of this summary, a U.S. shareholder is a beneficial owner of our common shares who is a U.S. person. A tax exempt organization is a U.S. person who is exempt from U.S. federal income tax under Section 401(a) or 501(a) of the Code. For the purposes of this summary, a non-U.S. person is a beneficial owner of our common shares who is a nonresident alien individual or a non-U.S. corporation for U.S. federal income tax purposes, and a non-U.S. shareholder is a beneficial owner of our common shares who is a non-U.S. person. The term “corporation” includes any entity treated as a corporation for U.S. federal income tax purposes, and the term “partnership” includes any entity treated as a partnership for U.S. federal income tax purposes.

THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR COMMON SHARES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR COMMON SHARES TO ANY PARTICULAR SHAREHOLDER WILL DEPEND ON THE SHAREHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR COMMON SHARES.

Taxation of Our Company

We elected to be treated as a REIT under the Code, commencing with the taxable year ending December 31, 2024. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to its shareholders if it meets the applicable REIT distribution and other requirements for qualification. We believe that we will be organized, owned and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed ownership, organization and method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Code. However, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations (including with respect to matters that we may not control or for which it is not possible to obtain all the relevant facts) and the possibility of future changes in our circumstances or applicable law, no assurance can be given by us that we will so qualify for any particular year or that the IRS will not challenge our conclusions with respect to our satisfaction of the REIT requirements.

Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Code, discussed below. In addition, our ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest, which we may not control. Our ability to qualify as a REIT also requires that we satisfy certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by us or which serve as security for loans made by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy the requirements for qualification and taxation as a REIT.

Taxation of REITs in General

Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and, therefore, will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our common shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that results generally from investment in a corporation. Rather, income generated by a REIT is generally taxed only at the shareholder level, upon distributions by the REIT.

Even if we qualify for taxation as a REIT, however, we will be subject to U.S. federal income taxation as follows:

●	We will be taxed at regular U.S. federal corporate rates on any undistributed “REIT taxable income”, which is generally the taxable income of the REIT subject to specified adjustments including a deduction for dividends paid.

●	If we have net income from “prohibited transactions”, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property” below.

●	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property”, we may thereby avoid (1) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (2) treating any income from such property as non-qualifying for purposes of the REIT gross income tests discussed below, provided however, that the gain from the sale of the property or net income from the operation of the property that would not otherwise qualify for the 75% gross income test but for the foreclosure property election will be subject to U.S. federal corporate income tax at the highest applicable rate (currently 21%).

●	If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the greater of (A) the amount by which we fail the 75% gross income test or (B) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect profitability.

●	If we fail to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT asset tests that do not exceed a statutory de minimis amount as described more fully below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of (i) $50,000 or (ii) the product of the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset tests.

●	If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

●	If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods (or the required distribution), we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior years), plus (B) retained amounts on which income tax is paid at the corporate level.

●	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our common shareholders, as described below in “—Requirements for Qualification as a REIT”.

●	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between us and any TRS and any other TRSs we may own if and to the extent that the IRS successfully adjusts the reported amounts of these items because the reported amounts were not consistent with arm’s length amounts.

●	If we fail to qualify for taxation as a REIT because we fail to distribute by the end of the relevant year any earnings and profits we inherit from a taxable C corporation during the year (e.g., by tax-free merger or tax-free liquidation), and the failure is not due to fraud with intent to evade tax, we generally may retain our REIT status by paying a special distribution, but we will be required to pay an interest charge on 50% of the amount of undistributed non-REIT earnings and profits.

●	If we acquire appreciated assets from a corporation that is not a REIT in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the non-REIT corporation, we may be subject to tax on such appreciation at the highest U.S. federal corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the 5-year period following their acquisition from the non-REIT corporation.

●	We may elect to retain and pay U.S. federal income tax on our net long-term capital gain. In that case, a shareholder would include its proportionate share of our undistributed long-term capital gain in its income (to the extent we make a timely designation of such gain to the shareholder), would be deemed to have paid the tax that it paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the shareholder’s basis in our common shares.

●	We may own subsidiaries that will elect to be treated as TRSs and we may hold investments through such TRSs, the earnings of which will be subject to U.S. federal corporate income tax.

●	We will generally be subject to tax on the portion of any excess inclusion income derived from an investment in residual interests in real estate mortgage investment conduits (“REMICs”) or “taxable mortgage pools” to the extent our common shares are held in record name by specified tax exempt organizations not subject to tax on unrelated business tax income (“UBTI”) or non-U.S. sovereign investors.

In addition, we may be subject to a variety of taxes other than U.S. federal income tax, including state, local, and non-U.S. income, franchise property and other taxes.

Requirements for Qualification as a REIT

We intend elected to be taxable as a REIT for U.S. federal income tax purposes for our taxable year ending December 31, 2024, and for all subsequent taxable years. In order to have so qualified, we must meet the requirements discussed below (or as in effect for prior years), relating to our organization, ownership, sources of income, nature of assets and distributions of income to shareholders.

The discussion below summarizes current law except where expressly noted otherwise. We do not believe any differences between the current requirements for qualification as a REIT and the requirements in effect for any prior year have prevented us from qualifying as a REIT for any period.

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT under Sections 856 through 860 of the Code;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	commencing with its second REIT taxable year, the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

(6)	in which, during the last half of each taxable year, commencing with its second REIT taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” as defined in the Code to include specified entities (the “5/50 Test”);

(7)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8)	that has no earnings and profits from any non-REIT taxable year at the close of any taxable year;

(9)	that uses the calendar year for U.S. federal income tax purposes and complies with the record keeping requirements of the Code and the Treasury Regulations promulgated thereunder; and

(10)	that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

For purposes of condition (1), “directors” generally means persons treated as “directors” for purposes of the Investment Company Act, which we believe includes our Manager. Our common shares are generally freely transferable, and we believe that the restrictions on ownership and transfers of our common shares do not prevent us from satisfying condition (2). Although we are organized as a limited liability company, for U.S. federal income tax purposes we have elected to be classified as a corporation in compliance with condition (3). We believe that the shares sold in this offering will allow us to timely comply with conditions (5) and (6). However, depending on the number of shareholders who subscribe for shares in this offering and the timing of subscriptions, we may need to conduct an additional offering of preferred shares to timely comply with (5). For purposes of determining common shares ownership under condition (6) above, a certain stock bonus, pension, or profit-sharing plan, supplemental unemployment compensation benefits plan, a private foundation and a portion of a trust permanently set aside or used exclusively for charitable purposes generally are each considered an individual. A trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust generally are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our common shares. Provided we comply with these record keeping requirements and that we would not otherwise have reason to believe we fail the 5/50 Test after exercising reasonable diligence, we will be deemed to have satisfied the 5/50 Test. In addition, our operating agreement provides restrictions regarding the ownership and transfer of our common shares, which are intended to assist us in satisfying the share ownership requirements described above.

For purposes of condition (9) above, we use a calendar year for U.S. federal income tax purposes, and we intend to comply with the applicable recordkeeping requirements.

Effect of Subsidiary Entities

Ownership of Partnership Interests

In the case of a REIT that is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below, the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code. For purposes of determining the amount of the REIT’s taxable income that must be distributed, or is subject to tax, the REIT’s share of partnership income is determined under the partnership tax provisions of the Code and will reflect any special allocations of income or loss that are not in proportion to capital interests. Income earned through partnerships retains its character for U.S. federal income tax purposes when allocated among its partners. We intend to obtain covenants from any partnerships in which we invest but do not control to operate in compliance with the REIT requirements, but we may not control any particular partnership into which we invest, and thus no assurance can be given that any such partnerships will not operate in a manner that causes us to fail an income or asset test requirement. In general, partnerships are not subject to U.S. federal income tax. However, if a partnership in which we invest is audited, it may be required to pay the hypothetical increase in partner level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on the audit, unless the partnership elects an alternative method under which the taxes resulting from the adjustment (and interest and penalties) are assessed at the partner level. It is possible that partnerships in which we directly and indirectly invest may be subject to U.S. federal income tax, interest and penalties in the event of a U.S. federal income tax audit.

Disregarded Subsidiaries

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary”, that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, that is wholly owned by a REIT, by other disregarded subsidiaries of a REIT or by a combination of the two. Single member limited liability companies or other domestic unincorporated entities that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests unless they elect TRS status. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries”.

In the event that a disregarded subsidiary ceases to be wholly owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Gross Income Tests”.

Taxable REIT Subsidiaries

A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to U.S. federal income tax on its taxable income, which may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our common shareholders.

A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes dividend income when it receives distributions of earnings from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of its TRSs in determining the parent REIT’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude the parent REIT from doing directly or through pass-through subsidiaries. If dividends are paid to us by one or more domestic TRSs we may own, then a portion of the dividends that we distribute to shareholders who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income tax rates. See “—Taxation of Taxable U.S. Shareholders” and “—Annual Distribution Requirements”.

We may hold certain investments through one or more TRSs, including assets that we believe would be treated as held primarily for sale to customers in the ordinary course of our trade or business for U.S. federal income tax purposes and that cannot be sold within a statutory safe harbor to avoid the 100% tax on “prohibited transactions” that otherwise would apply to gain from the sale of such property. Generally, a TRS can perform impermissible tenant services without causing a REIT to receive impermissible tenant services income from those services under the REIT income tests. A TRS may also engage in other activities that, if conducted by us other than through a TRS, could result in the receipt of non-qualified income or the ownership of non-qualified assets. However, several provisions regarding the arrangements between a REIT and its TRSs ensure that a TRS will be subject to an appropriate level of U.S. federal income taxation. For example, we will be obligated to pay a 100% penalty tax on some payments that we receive or certain other amounts or on certain expenses deducted by the TRS if the economic arrangements among us and/or the TRS are not comparable to similar arrangements among unrelated parties. While we intend to manage the size of our TRSs and dividends from our TRSs in a manner that permits us to qualify as a REIT, it is possible that the equity investments appreciate to the point where our TRSs exceed the thresholds mandated by the REIT rules. In such cases, we could lose our REIT status if we are unable to satisfy certain exceptions for failing to satisfy the REIT income and asset tests. In any event, any earnings attributable to equity interests held in TRSs or origination activity conducted by TRSs will be subject to U.S. federal corporate income tax, and the amount of such taxes could be substantial.

To the extent we hold an interest in a non-U.S. TRS, we may be required to include our portion of its earnings in our income irrespective of whether or not such non-U.S. TRS has made any distributions. Any such income will not be qualifying income for purposes of the 75% gross income test but based on IRS guidance are expected to be qualifying income for purposes of the 95% gross income test.

Taxable Mortgage Pools

We may enter into transactions that could result in us being considered to own interests in one or more taxable mortgage pools. An entity, or a portion of an entity, is classified as a taxable mortgage pool under the Code if:

●	substantially all of its assets consist of debt obligations or interests in debt obligations;

●	more than 50% of those debt obligations are real estate mortgage loans or interests in real estate mortgage loans as of specified testing dates;

●	the entity has issued debt obligations that have two or more maturities; and

●	the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

A taxable mortgage pool generally is treated as a corporation for U.S. federal income tax purposes. However, special rules apply to a REIT, a portion of a REIT, or a qualified REIT subsidiary that is a taxable mortgage pool. If a REIT owns, directly or indirectly through one or more qualified REIT subsidiaries or other entities that are disregarded as a separate entity for U.S. federal income tax purposes, 100% of the equity interests in the taxable mortgage pool, the taxable mortgage pool will be a qualified REIT subsidiary and, therefore, ignored as an entity separate from the REIT for U.S. federal income tax purposes and would not generally affect the tax qualification of the REIT. Rather, the consequences of the taxable mortgage pool classification would generally, except as described below, be limited to the REIT’s shareholders. See “—Excess Inclusion Income.”

If we own less than 100% of the ownership interests in a subsidiary that is a taxable mortgage pool, the foregoing rules would not apply. Rather, the subsidiary would be treated as a corporation for U.S. federal income tax purposes, and could be subject to corporate income tax. In addition, this characterization would alter our REIT income and asset test calculations and could adversely affect our compliance with those requirements.

Certain Equity Investments and Kickers

We expect to hold certain equity investments (with rights to receive preferred economic returns) in entities treated as partnerships for U.S. federal income tax purposes and may hold “kickers” in entities treated as partnerships for U.S. federal income tax purposes (and may hold such a kicker outside of a TRS). When we hold investments treated as equity in partnerships, as discussed above, for purposes of the REIT income and asset tests we are required to include our proportionate share of the assets and income of the partnership, based on our share of partnership capital, as if we owned such share of the issuer’s assets directly. As a result, any nonqualifying income generated, or nonqualifying assets held, by the partnerships in which we hold such equity could jeopardize our compliance with the REIT income and asset tests. We intend to obtain covenants from our equity issuers (including a kicker issuer if the kicker is held outside of a TRS) to operate in compliance with the REIT requirements, but we generally will not control such issuers, and thus no assurance can be given that any such issuers will not operate in a manner that causes us to fail an income or asset test requirement. Moreover, at least one IRS internal memorandum would treat the preferred return on certain equity investments as interest income for purposes of the REIT income tests, which treatment would cause such amounts to be nonqualifying income for purposes of the 75% gross income test. Although we do not believe that interest income treatment is appropriate, and that analysis was not followed in subsequent IRS private letter rulings, the IRS could re-assert that position. In addition, if the underlying property is dealer property and our equity investment (with rights to receive preferred economic returns) is treated as equity for U.S. federal income tax purposes, our gains from the sale of the property would be subject to 100% tax.

In some, or many, cases, the proper characterization of certain equity investments (with rights to receive preferred economic returns) as unsecured indebtedness or as equity for U.S. federal income tax purposes may be unclear. Characterization of such an equity investment as unsecured debt for U.S. federal income tax purposes would subject the investment to the various asset test limitations on investments in unsecured debt, and our preferred return would be treated as non-qualifying income for purposes of the 75% gross income test (but we would not have to include our share of the underlying assets and income of the issuer in our tests). Thus, if the IRS successfully challenged our characterization of an investment as equity for U.S. federal income tax purposes, or successfully treated a preferred return as interest income, we could fail an income or asset test. In that event, we could face substantial penalty taxes to cure the resulting violations, as described in “Failure to Qualify” below, or, if we were deemed to have acted unreasonably in making the investment, lose our REIT status. Conversely, we also could fail an applicable income or asset test if we have treated a preferred equity investment as indebtedness for U.S. federal income tax purposes and the IRS successfully characterizes the investment as equity for U.S. federal income tax purposes.

Gross Income Tests

In order to maintain our qualification as a REIT, we annually must satisfy two gross income tests. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including “rents from real property”, dividends received from and gains from the disposition of other shares of REITs, interest income derived from mortgage loans secured by real property or by interests in real property, and gains from the sale of real estate assets, including personal property treated as real estate assets, as discussed below (but not including certain debt instruments of publicly-offered REITs that are not secured by mortgages on real property or interests in real property), as well as income from certain kinds of temporary investments. Interest and gain on debt instruments issued by publicly offered REITs that are not secured by mortgages on real property or interests in real property are not qualifying income for purposes of the 75% income test. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Rental Income

Rents we receive will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits derived by any person from such real property. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS and either (i) at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space, or (ii) the property leased is a “qualified lodging facility”, as defined in Section 856(d)(9)(D) of the Code, or a “qualified health care property”, as defined in Section 856(e)(6)(D)(i) of the Code, and certain other conditions are satisfied. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under such lease (determined based on the fair market values as of the beginning and end of the taxable year), then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, we may provide directly only an insignificant amount of services, unless those services are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant”. Accordingly, we may not provide “impermissible services” to tenants (except through an independent contractor from whom we derive no revenue and that meets other requirements or through a TRS) without giving rise to “impermissible tenant service income”. Impermissible tenant service income is deemed to be at least 150% of the direct cost to us of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not disqualify any other income from the property that qualifies as rents from real property, but the impermissible tenant service income will not qualify as rents from real property.

We do not anticipate deriving rents based in whole or in part on the income or profits of any person, rents from related party tenants, and/or rents attributable to personal property leased in connection with real property that exceeds 15% of the total rents from that property, in sufficient amounts to jeopardize our status as REIT. We also do not anticipate deriving impermissible tenant service income that exceeds 1% of our total income from any property if the treatment of the rents from such property as non-qualifying rents would jeopardize our status as a REIT.

Interest Income

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the highest outstanding balance of the loan during a taxable year exceeds the fair market value of the real property on the date of our commitment to make or purchase the mortgage loan, the interest income will be apportioned between the real property and the other property, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. With respect to loans to develop or improve real property, we are permitted to include as real property collateral for the foregoing apportionment purposes the sum of the fair market value of the undeveloped land plus the reasonably estimated cost of the improvements or developments (other than personal property) which will secure the loan and which are to be constructed from the proceeds of the loan. The failure of a loan to qualify as an obligation secured by a mortgage on real property within the meaning of the REIT rules could adversely affect our ability to qualify as a REIT. Notwithstanding the foregoing, a mortgage loan secured by both real property and personal property will be treated as a wholly qualifying real estate asset (as discussed below under “ – Asset Tests”) and all interest will be qualifying income for the purposes of the 75% income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral value is less than the outstanding principal balance of the loan.

In the event a mortgage loan is modified, with the exception of loans secured by both real property and personal property in which the fair market value of the personal property does not exceed 15% of the total fair market value of all such property, we may be required to retest the loan under the apportionment rules discussed above by comparing the outstanding balance of the modified loan to the fair market value of the collateral real property at the time of modification.

Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (or a shared appreciation provision), income attributable to the participation feature will be treated as gain from sale of the underlying property for purposes of the income tests, and generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not inventory or dealer property in the hands of the borrower or us.

To the extent that we derive interest income from a loan where all or a portion of the amount of interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not the net income or profits of any person. This limitation does not apply, however, to a mortgage loan where the borrower derives substantially all of its income from the property from the leasing of substantially all of its interest in the property to tenants, to the extent that the rental income derived by the borrower would qualify as rents from real property had it been earned directly by us.

Any amount includible in our gross income with respect to a regular or residual interest in a REMIC generally is treated as interest on an obligation secured by a mortgage on real property. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if we held such assets), we will be treated as receiving directly our proportionate share of the income of the REMIC for purposes of determining the amount that is treated as interest on an obligation secured by a mortgage on real property.

Among the assets we may hold are certain mezzanine loans secured by equity interests in a pass-through entity that directly or indirectly owns real property, rather than a direct mortgage on the real property. The IRS issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Structuring a mezzanine loan to meet the requirements of the safe harbor may not always be practical, and the mezzanine loans that we acquire may not meet all of the requirements for reliance on this safe harbor. Hence, there can be no assurance that the IRS will not challenge the qualification of such assets as real estate assets or the interest generated by these loans as qualifying income under the 75% gross income test. To the extent we make corporate mezzanine loans or acquire other commercial real estate corporate debt, such loans will not qualify as real estate assets and interest income with respect to such loans will not be qualifying income for purposes of the 75% gross income test.

We may hold indirect participation interests in some loans, rather than direct ownership of the loan. The borrower on the underlying loan is typically not a party to the participation agreement. The performance of this investment depends upon the performance of the underlying loan and, if the underlying borrower defaults, the participant typically has no recourse against the originator of the loan. The originator often retains a senior position in the underlying loan and grants junior participations which absorb losses first in the event of a default by the borrower. We generally expect to treat our participation interests as an undivided ownership interest in the underlying loan, and thus as a qualifying real estate asset for purposes of the REIT asset tests that also generates qualifying mortgage interest for purposes of the 75% gross income test, to the extent that the loan underlying the participation is a qualifying real estate asset that generates qualifying income for such purposes. The appropriate treatment of participation interests for U.S. federal income tax purposes is not entirely certain, however, and no assurance can be given that the IRS will not challenge our treatment of our participation interests. In the event of a determination that such participation interests do not qualify as real estate assets, or that the income that we derive from such participation interests does not qualify as mortgage interest for purposes of the REIT asset and income tests, we could be subject to a penalty tax, or could fail to qualify as a REIT.

We expect that any mortgage backed securities that we invest in will be treated either as interests in a grantor trust or as interests in a REMIC for U.S. federal income tax purposes and that all interest income from such mortgage backed securities will be qualifying income for the 95% gross income test. In the case of mortgage backed securities treated as interests in grantor trusts, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest on such mortgage loans, and any mortgage loans that we own directly, would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is adequately secured by real property, as discussed above. In the case of mortgage backed securities treated as interests in a REMIC for U.S. federal income tax purposes, income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% and 95% gross income tests. However, if less than 95% of the assets of the REMIC are real estate assets, then only a proportionate part of our interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test. We expect that any interest income from mortgage backed securities that are not treated as an interest in a grantor trust or an interest in a REMIC will not be qualifying income for purposes of the 75% gross income test. Mortgage loans that may be held by a grantor trust or REMIC may not necessarily qualify as “real estate assets” for purposes of the REIT rules. As a result, it may be difficult, if not impossible, to determine whether income from certain CMBS investments will be qualifying 75% gross income. In addition, some REMIC securitizations include imbedded interest swap or cap contracts or other derivative instruments that potentially could produce non-qualifying income for the holder of the related REMIC securities.

Fee Income

Although not currently contemplated, we may receive various fees and expense reimbursements from borrowers in connection with originating loans. Fees that are for entering into agreements to make loans are qualifying income for both gross income tests. Other fees that are treated as “points” are treated as additional interest on the loan and are qualifying or nonqualifying based on whether the loan is a real estate asset. However, fees for services will not be qualifying income for purposes of both the 75% and 95% gross income tests. In addition, certain expense reimbursements received from the borrower, and even certain expenses paid by the borrower directly to a third-party service provider, may result in nonqualifying income for both gross income tests to the extent such amounts are reimbursements for expenses that benefit us. Any fees earned by a TRS will not be included for purposes of the gross income tests but the use of a TRS to originate loans to avoid such nonqualifying income may increase the taxes paid by the TRS.

Treatment of Certain Debt Instruments as Equity

We may hold loans with relatively high loan-to-value ratios and/or high yields. Additionally, we may receive equity interests in our borrowers in connection with originating our loans. These features can cause a loan to be treated as equity for U.S. federal income tax purposes. Although we intend to structure each of our loans so that the loan should be respected as debt for U.S. federal income tax purposes, there can be no assurance that the IRS will not challenge our treatment of one or more of our loans as debt for U.S. federal income tax purposes. In the event the IRS were successful in such a challenge, all or a portion of the income from such loans could be viewed as guaranteed payments under the partnership tax rules, in which case such income may not be qualifying income for the REIT income tests. As a result, such a recharacterization could adversely affect our ability to qualify as a REIT. If the underlying activity was a prohibited transaction, the income from such loans, to the extent the loans were characterized as equity, would be subject to a 100% tax.

Dividend Income

We may receive material distributions from our TRSs. These distributions are generally classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions generally constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

If we invest in an entity treated as a “passive investment foreign company” or “controlled foreign corporation” for U.S. federal income tax purposes, we could be required to include our portion of its earnings in our income prior to the receipt of any distributions. Any such income inclusions would not be treated as qualifying income for purposes of the 75% gross income test but based on IRS guidance are expected to be qualifying income for purposes of the 95% gross income test.

Sale-Leaseback Transactions

We may enter into sale-leaseback transactions. It is possible that the IRS could take the position that specific sale-leaseback transactions (or certain other leases) we treat as true leases are not true leases for U.S. federal income tax purposes but are, instead, financing arrangements or loans. Successful recharacterization of a sale-leaseback transaction (or any other lease) as a financing arrangement or loan could jeopardize our REIT status.

Phantom Income

Due to the nature of the assets in which we may invest, we may be required to recognize taxable income from those assets in advance of our receipt of cash flow on or proceeds from disposition of such assets, and may be required to report taxable income in early periods that exceeds the economic income ultimately realized on such assets. For example, we may originate debt instruments or mortgage-backed securities at a discount from face value. To the extent we acquire any instruments at a discount or purchase such instruments at a discount in connection with their original issuance, the discount will be “original issue discount” if it exceeds certain de minimis amounts, which must be accrued on a constant yield method even though we may not receive the corresponding cash payment until maturity. In such cases, the value of the equity interest would result in discount that must be accrued over the life of the loan. We may also acquire debt instruments that provide for interest that accrues or is payable in kind, in which case we will be required to include that income for tax purposes as it accrues rather than when it is paid in cash. To the extent we purchase debt instruments at a discount after their original issuance, the discount may represent “market discount.” Unlike original issue discount, market discount is not required to be included in income on a constant yield method. However, we will be required to treat a portion of any principal payments as ordinary income in an amount equal to the market discount that has accrued while we held the debt instrument. If we ultimately collect less on a debt instrument than our purchase price and any original issue discount or accrued market discount that we have included in income, there may be limitations on our ability to use any losses resulting from that debt instrument.

We may make loans that provide us with rights to participate in the appreciation of the collateral real property securing our debt instrument at specified times or that provide for other contingent payments based on the borrower’s performance. In circumstances where such equity features are part of the loan and not treated as a separate equity investment, we generally will be required to accrue for tax purposes the projected increase in the yield on the loan attributable to the participation feature or contingent payments over the term of the loan, even though we do not receive any cash attributable to the participation feature or contingent payments until some point in the future, if ever. In circumstances where our equity participation is structured as a separate interest from the loans, we will be required to allocate the amount we pay for the loan and the equity interest between those securities and, depending on the circumstances, such allocation may result in additional discount on the loan that must be accrued for tax purposes over the life of the loan (even though no corresponding cash payment is made until later).

We may also acquire debt instruments below par that are subsequently modified by agreement with the borrower. Under applicable Treasury Regulations, these modifications may be treated as a taxable event in which we exchange the old debt instrument for a new debt instrument, the value of which may be treated as equal to the face amount of the new debt instrument. Because our tax basis in such debt instruments may be substantially less than the face value, we could have significant income without any corresponding receipt of cash. Such a modification also may require us to retest the status of the modified loan for purposes of determining whether the loan is fully secured by real property.

In addition, in the event that any debt instruments acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to accrue the unpaid interest as taxable income.

Finally, we may be required under the terms of our indebtedness to use cash received from interest payments to make nondeductible principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to our shareholders.

Due to each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a significant risk that we may have substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “—Annual Distribution Requirements.”

Hedging Transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from a hedging transaction, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 75% or 95% gross income test if (i) we enter into the hedging transaction in the normal course of business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, and the hedge is clearly identified as specified in Treasury Regulations before the close of the day on which it was acquired, originated, or entered into, (ii) we enter into the hedging transaction primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests or (iii) we enter into the hedging transaction that hedges against transactions described in clause (i) or (ii) and is entered into in connection with the extinguishment of debt or sale of property that are being hedged against by the transactions described in clauses (i) or (ii) and the hedge complies with certain identification requirements. To the extent that we enter into other types of hedging transactions, including hedges of interest rates on any debt we acquire as assets, or do not make proper tax identifications, as applicable, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize its qualification as a REIT, but there can be no assurance that we will be successful in this regard. No assurances can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the gross income tests and that such income will not adversely affect our ability to satisfy the REIT qualification requirements.

Failure to Satisfy the Gross Income Tests

We monitor our sources of income, including any non-qualifying income received by us, and manage our assets so as to ensure our compliance with the gross income tests. We cannot assure you, however, that we will be able to satisfy the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if our failure to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, we set forth a description of each item of our gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury Regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under “—Taxation of REITs in General”, even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, we must also satisfy five tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets”, cash, cash items, and U.S. Government securities. For this purpose, real estate assets include loans secured by mortgages on real property or on interests in real property to the extent described below, certain mezzanine loans and mortgage-backed securities as described below, interests in real property (such as land, buildings, leasehold interests in real property and personal property leased with real property if the rents attributable to the personal property would be rents from real property under the income tests discussed above), shares in other qualifying REITs, debt instruments issued by publicly offered REITs, and stock or debt instruments held for less than one year purchased with the proceeds from an offering of our common shares or certain debt. Second, not more than 25% of our assets may be represented by securities other than those in the 75% asset test. Third, of the assets that do not qualify for purposes of the 75% test and that are not securities of our TRSs: (i) the value of any one issuer’s securities owned by us may not exceed 5% of the value of our gross assets, and (ii) we generally may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of TRSs held by us may not exceed 20% of the value of our gross assets. Fifth, not more than 25% of the value of our gross assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property.

The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (1) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (2) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into stock and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code. In the case of an issuer which is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer which (A) are not straight debt or other excluded securities (prior to the application of this rule), and (B) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, our interest as a partner in the partnership). As a result, the straight debt exception would not be available to us with respect to a loan where we also hold an equity participation in the borrower through a TRS.

Except as provided below, a real estate mortgage loan that we own generally will be treated as a real estate asset for purposes of the 75% REIT asset test if, on the date that we acquire or originate the mortgage loan, the value of the real property securing the loan is equal to or greater than the principal amount of the loan. Existing IRS guidance provides that certain rules described above that are applicable to the gross income tests may apply to determine what portion of a mortgage loan will be treated as a real estate asset if the mortgage loan is secured both by real property and other assets. Under special guidance issued by the IRS, if the value of the mortgage loan exceeds the greater of the current value of the real property securing the loan and the value of the real property securing the loan at the time we committed to acquire the loan, such excess will not be a qualifying real estate asset. Furthermore, we may be required to retest modified loans to determine if the modified loan is adequately secured by real property as of the modification date if the modification results in a taxable exchange. However, under special guidance issued by the IRS, if a loan modification occurred as a result of default or we reasonably believed that there was a significant risk of default and the modification reduced such risk, we generally would not be required to retest such modified loan. Notwithstanding the foregoing, a mortgage loan secured by both real property and personal property will be treated as a wholly qualifying real estate asset if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral is less than the outstanding principal balance on the loan.

Certain loans that we might originate could be at risk of being treated as equity interests in the borrower for U.S. federal income tax purposes. In such cases, we would likely be treated as owning our proportionate share of the borrower’s assets (if the borrower is a pass-through entity) or as owning corporate stock (if the borrower is a corporation), which could adversely affect our ability to comply with the asset tests. Moreover, there may be circumstances in which our mezzanine loans do not comply with the safe harbor under Revenue Procedure 2003-65. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, such loans may not be real estate assets and could adversely affect our REIT status. In addition, participation interests in loans that we acquire may not be treated as direct interests in the underlying mortgage loan, which may cause the participation interest to not qualify as a real estate asset. While we intend that any such participation interests will be structured in a manner so as to be treated for REIT purposes as equivalent to a direct interest in the loan, and therefore, as a real estate asset, there can be no guarantee that such treatment is respected by the IRS.

Regular or residual interests in REMICs are generally treated as a real estate asset. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if we held such assets), we will be treated as owning our proportionate share of the assets of the REMIC. The IRS has issued guidance providing that, among other things, if a REIT holds a regular or residual interest in an “eligible REMIC” that informs the REIT that at least 80% of the REMIC’s assets constitute real estate assets, then the REIT may treat 80% of the value of the interest in the REMIC as a real estate asset for the purpose of the REIT asset tests. The remaining 20% of the value of the REIT’s interest in the REMIC would not qualify as a real estate asset for purposes of the REIT asset tests and could adversely affect our ability to qualify as a REIT. In the case of interests in grantor trusts, we will be treated as owning an undivided beneficial interest in the mortgage loans held by the grantor trust. Such mortgage loans will generally qualify as real estate assets for purposes of the 75% asset test to the extent they are secured by real property. Investments in mortgage-backed securities that are not interests in a grantor trust or REMIC or government securities will not be treated as qualifying assets for purposes of the 75% asset test and will be subject to the 5% asset test, the 10% value test, the 10% vote test and the 25% securities test described above.

We may enter into repurchase agreements under which we will nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. We generally believe that we will be treated for U.S. federal income tax purposes as the owner of the assets that are the subject of any such repurchase agreement and the repurchase agreement will be treated as a secured lending transaction notwithstanding that we may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that we did not own the assets during the term of the repurchase agreement, which could impact our REIT status.

We believe that our assets have complied or will comply with the above asset tests commencing with the close of our first calendar quarter and that we can operate so that we can continue to comply with those tests. However, our ability to satisfy these asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. For example, we may hold significant assets through our TRSs, and we cannot provide any assurance that the IRS will not disagree with our determinations.

Failure to Satisfy Asset Tests

After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire assets during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If we fail the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally within six months after the last day of the quarter in which the identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10 million. If we fail any of the other asset tests or our failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, we are permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps, including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which we identified the failure to satisfy the REIT asset test) and paying a tax equal to the greater of (x) $50,000 or (y) the amount determined by multiplying the net income generated during a specified period by the assets that cause the failure by the highest U.S. federal income tax rate applicable to corporations.

Investments in Loans

We are not limited in our ability to make investments in loans. Except as provided below, in cases where a mortgage loan is secured by both real property and other property, if the outstanding principal balance of a mortgage loan during the year exceeds the value of the real property securing the loan at the time we committed to acquire the loan, which may be the case, for instance, if we acquire a “distressed” mortgage loan, including with a view to acquiring the collateral, a portion of the interest accrued during the year will not be qualifying income for purposes of the 75% gross income test applicable to REITs. Similarly, if the value of the mortgage loan exceeds the greater of (i) the current value of the real property securing the loan and (ii) the value of the real property securing the loan at the time we committed to acquire the loan, such excess will not be a qualifying real estate asset. Furthermore, we may be required to retest modified loans that we hold to determine if the modified loan is adequately secured by real property as of the modification date. If the IRS were to assert successfully that our mortgage loans were not properly secured by real estate or that the value of the real estate collateral (at the time of testing, commitment or retesting, as applicable) was otherwise less than the amount of the loan or the value of the loan, as applicable, we could, as mentioned, earn income that is not qualifying for the 75% gross income test and also be treated as holding a non-real estate investment in whole or part, which could result in our failure to qualify as a REIT. However, a mortgage loan secured by both real property and personal property is treated as a qualifying real estate asset and gives rise to qualifying income for purposes of the 75% gross income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property even if the real property collateral value is less than the outstanding principal balance of the loan.

We may acquire mortgage or mezzanine loans. The IRS has provided a safe harbor with respect to the treatment of a mezzanine loan as a mortgage loan and therefore as a qualifying asset that generates qualifying income for purposes of the REIT asset tests, but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a qualifying real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% gross income test. However, structuring a mezzanine loan to meet the requirements of the safe harbor may not always be practical. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans might not be properly treated as qualifying mortgage loans for REIT purposes.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (or a shared appreciation provision), income attributable to the participation feature will be treated as gain from sale of the underlying property for purposes of the income tests, and generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not inventory or dealer property in the hands of the borrower or us. To the extent that we derive interest income from a loan where all or a portion of the amount of interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not the net income or profits of any person.

We may hold loans with relatively high loan-to-value ratios and/or high yields. Additionally, we may receive equity interests in our borrowers in connection with originating our loans. These features can cause a loan to be treated as equity for U.S. federal income tax purposes. If the IRS were to successfully challenge our treatment of a loan as debt for U.S. federal income tax purposes, we could be deemed to hold non-qualifying assets or to earn non-qualifying income, depending on the assets and activities of the issuer, which in turn could adversely affect our ability to qualify as a REIT.

We may hold indirect participation interests in some loans, rather than direct ownership of the loan. We generally expect to treat our participation interests as an undivided ownership interest in the underlying loan, and thus as a qualifying real estate asset for purposes of the REIT asset tests that also generates qualifying mortgage interest for purposes of the 75% gross income test to the extent that the loan underlying the participation is a qualifying real estate mortgage. The appropriate treatment of participation interests for U.S. federal income tax purposes is not entirely certain, however, and no assurance can be given that the IRS will not challenge our treatment of our participation interests.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our common shareholders in an amount at least equal to:

(a)	the sum of:

●	90% of our “REIT taxable income” (computed without regard to our deduction for dividends paid and our net capital gains); and

●	90% of the net income (after tax), if any, from foreclosure property (as described below); minus

(b)	the sum of specified items of non-cash income that exceeds a percentage of our income.

These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to shareholders of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each shareholder on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our common shareholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards our distribution requirement and to give rise to a tax deduction by us, they must not be “preferential dividends”. A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents. To avoid paying preferential dividends, we must treat every shareholder of the class of shares with respect to which we make a distribution the same as every other shareholder of that class, and we must not treat any class of shares other than according to its dividend rights as a class. Under certain technical rules governing deficiency dividends, we could lose our ability to cure an under-distribution in a year with a subsequent year deficiency dividend if we pay preferential dividends. Preferential dividends potentially include “dividend equivalent redemptions”. Accordingly, we intend to pay dividends pro rata within each class, and to abide by the rights and preferences of each class of our common shares if there is more than one, and will seek to avoid dividend equivalent redemptions. (See “—Taxation of U.S. Shareholders — Redemptions of Common Shares” below for a discussion of when redemptions are dividend equivalent and measures we intend to take to avoid them.) If, however, we qualify as a “publicly offered REIT” (within the meaning of Section 562(c) of the Code) in the future, the preferential dividend rules will cease to apply to us. In addition, the IRS is authorized to provide alternative remedies to cure a failure to comply with the preferential dividend rules, but as of the date hereof, no such authorized procedures have been promulgated.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income”, as adjusted, we will be subject to tax at ordinary U.S. federal corporate tax rates on the retained portion. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our common shareholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit or refund, as the case may be, for their proportionate share of the tax paid by us. Our common shareholders would then increase the adjusted basis of their stock in us by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior periods) and (y) the amounts of income retained on which we have paid corporate income tax. We intend to continue to make timely distributions so that we are not subject to the 4% excise tax.

It is possible that we, from time to time, may not have sufficient cash from operations to meet the distribution requirements, for example, due to timing differences between the actual receipt of cash and the inclusion of the corresponding items in income by us for U.S. federal income tax purposes prior to receipt of such income in cash or non-deductible expenditures. In the event that such shortfalls occur, to meet our distribution requirements it might be necessary to arrange for short-term, or possibly long-term, borrowings, use cash reserves, liquidate non-cash assets at rates or times that we regard as unfavorable or pay dividends in the form of taxable stock dividends. In the case of a taxable stock dividend, shareholders would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

In the event that we undertake a transaction (such as a tax-free merger) in which we succeed to earnings and profits of a taxable corporation, in addition to the distribution requirements above we also must distribute such non-REIT earnings and profits to our common shareholders by the close the taxable year of the transaction. Such additional dividends are not deductible against our REIT taxable income. We may be able to rectify a failure to distribute any such non-REIT earnings and profits by making distributions in a later year comparable to deficiency dividends noted above and paying an interest charge.

Liquidating distributions generally will be treated as dividends for purposes of the above rules to the extent of current earnings and profits in the year paid provided we complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24-month requirement could require us to sell assets at unattractive prices, distribute unsold assets to a “liquidating trust” for the benefit of our common shareholders, or terminate our status as a REIT. The U.S. federal income tax treatment of a beneficial interest in a liquidating trust would vary significantly from the U.S. federal income treatment of ownership of our common shares.

Excess Inclusion Income

If we directly or indirectly acquire a residual interest in a REMIC or equity interests in a taxable mortgage pool, a portion of our income from such arrangements may be treated as “excess inclusion income”. We are required to allocate any excess inclusion income to our common shareholders in proportion to their dividends. We would be subject to U.S. corporate tax to the extent of any excess inclusion income from the REMIC residual interest or taxable mortgage pool that is allocable to the percentage of our common shares held in record name by “disqualified organizations”, which are generally certain cooperatives, governmental entities and tax-exempt organizations that are exempt from tax on UBTI. Our operating agreement allows us to deduct such taxes from the distributions otherwise payable to the responsible disqualified organizations. Because this tax would be imposed on our Company, however, unless we can recover the tax out of distributions to the disqualified holders, all of our investors, including investors that are not disqualified organizations, would bear a portion of the tax cost associated with the classification of our Company or a portion of our assets as a taxable mortgage pool.

Shareholders who are not disqualified organizations will have to treat our dividends as excess inclusion income to the extent of their allocable shares of our excess inclusion income. This income cannot be offset by net operating losses of our common shareholders. If the shareholder is a tax-exempt entity and not a disqualified organization, then this income is fully taxable as UBTI under Section 512 of the Code. If the shareholder is a foreign person, it would be subject to U.S. federal income tax withholding on this income without reduction or exemption pursuant to any otherwise applicable income tax treaty. If the shareholder is a REIT, a regulated investment company, common trust fund or other pass-through entity, the shareholder’s allocable share of our excess inclusion income could be considered excess inclusion income of such entity.

Prohibited Transactions

Net income we derive from a prohibited transaction outside of a TRS is subject to a 100% tax unless the transaction qualifies for a statutory safe harbor discussed below. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers, in the ordinary course of a trade or business by a REIT. For purposes of this 100% tax, income earned from a shared appreciation provision in a mortgage loan (see below) is treated as if the REIT sold an interest in the underlying property (thus subjecting such income to 100% tax if we hold the shared appreciation mortgage outside of a TRS and the underlying property is inventory or held for sale). The 100% tax will not apply to gains from the sale of property held through a TRS or other taxable corporations (which are taxed at regular corporate rates). Thus, we intend to conduct our operations so that loans or other assets owned by us (or assets that are the subject of a shared appreciation provision that we own) that are inventory or held primarily for sale to customers in the ordinary course of business are held through a TRS. However, whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances, and no assurance can be given that we will be successful in isolating all investments subject to the 100% tax in our TRSs or that we will not engage in prohibited transactions outside of our TRSs. With respect to kickers treated as equity for U.S. federal income tax purposes, as well as any loans treated as equity interests in our borrowers for U.S. federal income tax purposes (see, “—Gross Income Tests—Treatment of Certain Debt Instruments as Equity”), our income from such interests may be income from a prohibited transaction subject to the 100% tax if the underlying real property is treated as held as inventory or primarily for sale to customers.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the highest U.S. federal corporate rate on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election is in effect will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or property held for sale in the hands of the selling REIT.

Shared Appreciation Mortgages/Equity Participations

In connection with our acquisition and/or origination of loans, we could obtain rights to share in the appreciation of the underlying collateral real property securing the mortgage loan. These participation features may be structured as “shared appreciation provisions” that are in connection with the loan itself or as a severable contingent right on the collateral. The participation features are sometimes referred to as “kickers.” To the extent the shared appreciation provision is in connection with the loan secured by real property, any income derived from the shared appreciation provision will be treated as gain from the sale of the collateral property for REIT income test purposes and for purposes of determining whether such income is income from a prohibited transaction. However, this treatment will not impact the character of the shared appreciation payment as contingent interest for other tax purposes. To the extent a participation feature is structured as a severable contingent right in the collateral property, or otherwise does not meet the definition of “shared appreciation provision,” we may either be treated as owning an equity interest in the collateral property for the REIT income and asset tests or as holding a loan that provides for interest based on net profits, which would not be qualifying income for both the 75% and 95% REIT income tests. We may hold severable contingent rights through a TRS, in which case they will be subject to corporate tax but will not generate non-qualifying income (except to the extent of TRS dividends for the 75% income test) or non-qualifying assets (except to the extent of the additional value in the TRS stock).

Failure to Qualify

In the event that we violate a provision of the Code that would result in our failure to qualify as a REIT, we may nevertheless continue to qualify as a REIT under specified relief provisions available to us to avoid such disqualification if (i) the violation is due to reasonable cause and not due to willful neglect, (ii) we pay a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT and (iii) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. If we fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, we will be subject to U.S. federal corporate income tax. Distributions to our common shareholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current or accumulated earnings and profits, and, subject to limitations of the Code, distributions to our common shareholders will generally be taxable as qualified dividend income, and, subject to certain limitations, dividends in the hands of our corporate U.S. shareholders may be eligible for the dividends received deduction. Unless we are entitled to relief under the specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, we will be entitled to statutory relief.

Taxation of Taxable U.S. Shareholders

This section summarizes the taxation of U.S. shareholders that are not tax exempt organizations.

Distributions

Provided that we qualify as a REIT, distributions made to our taxable U.S. shareholders out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income tax rates applicable to individual U.S. shareholders who receive dividends from taxable subchapter C corporations. However, for taxable years before January 1, 2026, non-corporate U.S. shareholders may deduct 20% of “qualified REIT dividends”. Qualified REIT dividends eligible for this deduction generally will include our dividends received by a non-corporate U.S. shareholder that we do not designate as capital gain dividends and that are not qualified dividend income. If we fail to qualify as a REIT, such shareholders may not claim this deduction with respect to dividends paid by us. As discussed above, if we realize excess inclusion income from a residual interest in REMIC or a taxable mortgage pool and allocate such excess inclusion income to a taxable U.S. shareholder, that income cannot be offset by net operating losses of such shareholder.

Distributions from us that are designated as capital gain dividends will be taxed to U.S. shareholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. shareholder has held our common shares. To the extent that we elect under the applicable provisions of the Code to retain our net capital gains, U.S. shareholders will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes paid by us on such retained capital gains. U.S. shareholders will increase their adjusted tax basis in our common shares by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. shareholders who are individuals and 21% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months generally are subject to a 25% maximum U.S. federal income tax rate for U.S. shareholders who are individuals, to the extent of previously claimed depreciation deductions.

Distributions from us in excess of our current or accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that they do not exceed the adjusted tax basis of the U.S. shareholder’s common shares in respect of which the distributions were made, but rather will reduce the adjusted tax basis of these shares. To the extent that such distributions exceed the adjusted tax basis of a U.S. shareholder’s common shares, they will be treated as gain from the disposition of the shares and thus will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses, subject to limitations, may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “—Taxation of Our Company” and “—Annual Distribution Requirements”. Such losses, however, are not passed through to U.S. shareholders and do not offset income of U.S. shareholders from other sources, nor do they affect the character of any distributions that are actually made by us.

Dispositions of Our Common Shares

In general, capital gains recognized by individuals and other non-corporate U.S. shareholders upon the sale or disposition of our common shares will be subject to tax at capital gains rates, if such shares were held for more than one year, and will be taxed at ordinary income tax rates if such shares were held for one year or less. Gains recognized by U.S. shareholders that are corporations are subject to U.S. federal corporate income tax, whether or not classified as long-term capital gains.

Capital losses recognized by a U.S. shareholder upon the disposition of our common shares held for more than one year at the time of disposition will be considered long-term capital losses (or short-term capital losses if the shares have not been held for more than one year), and are generally available only to offset capital gain income of the U.S. shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of our common shares by a U.S. shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that were required to be treated by the U.S. shareholder as long-term capital gain.

Redemptions of Common Shares

A redemption of shares will be treated under Section 302 of the Code as a taxable distribution unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale or exchange of the redeemed shares. A redemption that is not treated as a sale or exchange will be taxed in the same manner as regular distributions (e.g., ordinary dividend income to the extent paid out of earnings and profits unless properly designated as a capital gain dividend), and a redemption treated as a sale or exchange will be taxed in the same manner as other taxable sales discussed above.

The redemption will be treated as a sale or exchange if it (i) is “substantially disproportionate” with respect to the shareholder, (ii) results in a “complete termination” of the shareholder’s interest in us, or (iii) is “not essentially equivalent to a dividend” with respect to the shareholder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the shareholder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular redemption will depend upon the facts and circumstances as of the time the determination is made and the constructive ownership rules are complicated, prospective shareholders are advised to consult their own tax advisers to determine such tax treatment.

If a redemption of shares is treated as a distribution that is taxable as a dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of the property received by the redeeming shareholder. In addition, although guidance is sparse, the IRS could take the position that shareholders who do not participate in any redemption treated as a dividend should be treated as receiving a constructive stock distribution taxable as a dividend in the amount of the increased percentage ownership in us as a result of the redemption, even though such shareholder did not actually receive cash or other property as a result of such redemption. The amount of any such constructive dividend would be added to the nonredeeming shareholder’s basis in his shares. It also is possible that under certain technical rules relating to the deduction for dividends paid, the IRS could take the position that redemptions taxed as dividends impair our ability to satisfy our distribution requirements under the Code. To avoid certain issues related to our ability to comply with the REIT distribution requirements (see “—Qualification as a REIT — Annual Distribution Requirements”), we have implemented procedures designed to track our common shareholders’ percentage interests in our common shares and identify any such dividend equivalent redemptions, and we will decline to effect a redemption to the extent that we believe that it would constitute a dividend equivalent redemption. However, we cannot assure you that we will be successful in preventing all dividend equivalent redemptions.

Liquidating Distributions

Once we have adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a U.S. shareholder with respect to our common shares will be treated first as a recovery of the shareholder’s basis in the shares (computed separately for each block of shares) and thereafter as gain from the disposition of our common shares. In general, the U.S. federal income tax rules applicable to REITs likely will require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24-month requirement could require us to distribute unsold assets to a “liquidating trust”. Each shareholder would be treated as receiving a liquidating distribution equal to the value of the liquidating trust interests received by the shareholder. The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in our common shares.

Medicare Tax on Unearned Income

U.S. shareholders that are individuals, estates or trusts may be required to pay an additional 3.8% tax on, among other things, dividends on our common shares (without regard to the 20% deduction on ordinary REIT dividends) and capital gains from the sale or other disposition of stock. U.S. shareholders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of our common shares.

Treatment of Tax-Exempt U.S. Shareholders

U.S. tax-exempt entities, including qualified employee pension and profit-sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that regular distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt U.S. shareholder has not held our common shares as “debt financed property” within the meaning of the Code (that is, where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder) and (2) we do not hold REMIC residual interests or interests in a taxable mortgage pool that gives rise to “excess inclusion income”, distributions from us and income from the sale of our common shares generally should not give rise to UBTI to a tax-exempt U.S. shareholder. Excess inclusion income from REMIC residual interests or interests in a taxable mortgage pool, if any, that we allocate to a tax-exempt U.S. shareholder will be treated as UBTI (or, in the case of a disqualified organization, taxable to us).

Tax-exempt U.S. shareholders that are social clubs, voluntary employee benefit associations or supplemental unemployment benefit trust plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), or (c)(17) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

A pension trust (1) that is described in Section 401(a) of the Code, (2) is tax-exempt under Section 501(a) of the Code, and (3) that owns more than 10% of our common shares could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT”. We will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of our common shares, or (B) a group of pension trusts, each individually holding more than 10% of the value of our common shares, collectively owns more than 50% of such common shares; and (2) we would not have satisfied the 5/50 Test but for a special rule that permits us to “look-through” such trusts to the ultimate beneficial owners of such trusts in applying the 5/50 Test.

In general, the U.S. federal income tax rules applicable to REITs will require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24-month requirement could require us to distribute unsold assets to a liquidating trust. The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in our common shares, including the potential incurrence of income treated as UBTI.

Tax-exempt U.S. shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of owning our common shares.

U.S. Taxation of Non-U.S. Shareholders

General

In general, non-U.S. shareholders are not considered to be engaged in a U.S. trade or business solely as a result of their ownership of our common shares. In cases where a non-U.S. shareholder’s investment in our common shares is, or is treated as, effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, dividend income received in respect of our common shares and gain from the sale of our common shares generally will be “income effectively connected to a U.S. trade or business” (“ECI”) subject to U.S. federal income tax at graduated rates in the same manner as if the non-U.S. shareholder were a U.S. shareholder, and such dividend income may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty) on the income after the application of the income tax in the case of a non-U.S. shareholder that is a corporation. Additionally, non-U.S. shareholders that are nonresident alien individuals who are present in the U.S. for a period or periods aggregating 183 days or more during the taxable year and have a “tax home” in the U.S. are subject to a 30% withholding tax on their capital gains. The remaining discussion below assumes the dividends and gain generated in respect of our common shares is not effectively connected to a U.S. trade or business of the non-U.S. shareholder and that the non-U.S. shareholder is not present in the U.S. for a period or periods aggregating more than 183 days during any taxable year.

FIRPTA

Under the Foreign Investment in Real Property Tax Act (“FIRPTA”), gains from U.S. real property interests (“USRPIs”) are generally treated as ECI subject to U.S. federal income tax at graduated rates in the same manner as if the non-U.S. shareholder were a U.S. shareholder (and potentially branch profits tax to non-U.S. corporations), and will generate return filing obligations in the United States for such non-U.S. shareholders. USRPIs for purposes of FIRPTA generally include interests in real property located in the United States and loans that provide the lender with a participation in the profits, gains, appreciation (or similar arrangements) of real property located in the United States. Loans secured by real property located in the United States that do not provide the lender with a participation in profits, gains, appreciation (or similar arrangements) of the real property are generally not treated as USRPIs.

In addition, stock of a domestic corporation (including a REIT such as us) will be a USRPI if at least 50% of its real property assets and assets used in a trade or business are USRPIs at any time during a prescribed testing period. USRPIs may exceed 50% of our assets. Notwithstanding the foregoing rule, our common shares will not be a USRPI (i) if we are “domestically-controlled”, or (ii) with respect to a selling non-U.S. shareholder if the shares sold are of a class that is regularly traded on an established securities market and the selling non-U.S. shareholder owned, actually or constructively, 10% or less of our outstanding stock of that class at all times during a specified testing period (generally the lesser of the five year period ending on the date of disposition or the period of our existence). Special rules apply with respect to a selling non-U.S. shareholder that is a “qualified shareholder” (as described below) or a “qualified foreign pension fund” (as described below).

A domestically controlled REIT is a REIT in which, at all times during a specified testing period (generally the lesser of the five-year period ending on the date of disposition of the REIT’s common shares or the period of the REIT’s existence), less than 50% in value of its outstanding common shares is held directly or indirectly by foreign persons.

Our common shares are not currently traded on an established securities market, and we have no current intent to list our common shares for trading. We also cannot assure you that we will be domestically-controlled at all times in the future. Thus, we cannot assure you that our common shares are not or will not become USRPIs in the future.

Ordinary Dividends

The portion of dividends received by non-U.S. shareholders payable out of our earnings and profits that are not attributable to gains from sales or exchanges of USRPIs, and that we do not designate as a capital gains dividend, will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs (or are not as favorable for REIT dividends as compared to non-REITs). In addition, any portion of the dividends paid to non-U.S. shareholders that are treated as excess inclusion income from REMIC residual interests or interests in a taxable mortgage pool will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate.

Non-Dividend Distributions

A non-U.S. shareholder should not incur tax on a distribution not attributable to gain from our sale or exchange of a USRPI and in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its common shares. Instead, the excess portion of the distribution will reduce the adjusted basis of its common shares. A non-U.S. shareholder generally will not be subject to U.S. federal income tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its stock unless our common shares constitute USRPIs and no other exception applies to the selling non-U.S. shareholder. If our common shares are USRPIs and no other exception applies to the selling non-U.S. shareholder, distributions in excess of both our earnings and the non-U.S. shareholder’s basis in our common shares will be treated as ECI subject to U.S. federal income tax. Regardless of whether the distribution exceeds basis, we will be required to withhold 15% of any distributions to non-U.S. shareholders in excess of our current year and accumulated earnings (i.e., including distributions that represent a return of the non-U.S. shareholder’s tax basis in our common shares). The withheld amounts will be credited against any U.S. tax liability of the non-U.S. shareholder, and may be refundable to the extent such withheld amounts exceed the shareholder’s actual U.S. federal income tax liability. Even in the event our common shares are not USRPIs, we may choose to withhold on the entire amount of any distribution at the same rate as we would withhold on a dividend because we may not be able to determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits, to the extent such withheld amounts exceed the shareholder’s actual U.S. federal income tax liability.

Capital Gain Dividends and Distributions of FIRPTA Gains

Subject to the exceptions that may apply if our common shares are regularly traded on an established securities market and the special rules for a non-U.S. shareholder that is a “qualified shareholder” or a “qualified foreign pension fund”, each as described below, under a FIRPTA “look-through” rule, any of our distributions to non-U.S. shareholders of gain attributable to the sale of a USRPI will be treated as ECI and subject to the 21% FIRPTA withholding regardless of whether our common shares constitute a USRPI. Amounts treated as ECI under the look-through rule may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty), after the application of the income tax to such ECI, in the case of a non-U.S. shareholder that is a corporation. In addition, we will be required to withhold tax at the highest U.S. federal corporate income tax rate on the maximum amount that could have been designated as capital gains dividends. Capital gain dividends received by a non-U.S. shareholder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income tax. This FIRPTA look through rule also applies to distributions in redemption of shares and liquidating distributions, to the extent they represent distributions of gain attributable to the sale of a USRPI.

A distribution that would otherwise have been treated as gain from the sale of a USRPI under the FIRPTA look-through rule will not be treated as ECI, and instead will be treated as otherwise described herein without regard to the FIRPTA look-through rule, if (1) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient non-U.S. shareholder does not own more than 10% of that class of stock at any time during the one-year period ending on the date on which the distribution is received. We currently are not publicly traded and such rules will not apply unless and until our common shares become “regularly traded” on an established securities exchange in the future.

Dispositions of Our Common Shares

A sale of our common shares by a non-U.S. shareholder generally will not be subject to U.S. federal income tax unless our common shares are a USRPI. Subject to the exceptions that may apply if our common shares were regularly traded on an established securities market (as described above), if our common shares are a USRPI, gain from the sale of our common shares would be ECI to the non-U.S. shareholder unless such non-U.S. shareholder were a qualified shareholder or qualified foreign pension fund, each as described below. If our common shares are not a USRPI, gain from the sale of our common shares would not be subject to U.S. federal income tax.

To the extent our common shares are held directly (or indirectly through one or more partnerships) by a “qualified shareholder”, our common shares will not be treated as a USRPI. Thus, gain from the sale or exchange of our common shares (including any distributions treated as gain recognized from the sale or exchange of our common shares) will not be subject to tax unless such gain is treated as effectively connected with the qualified shareholder’s conduct of a U.S. trade or business. Further, to the extent such treatment applies, any distribution to such shareholder will not be treated as gain recognized from the sale or exchange of a USRPI (and capital gain dividends and non-dividend distributions to such shareholder may be treated as ordinary dividends). For these purposes, a qualified shareholder is generally a non-U.S. shareholder that (i)(A) is eligible for treaty benefits under an income tax treaty with the United States that includes an exchange of information program, and the principal class of interests of which is listed and regularly traded on one or more stock exchanges as defined by the treaty, or (B) is a foreign limited partnership organized in a jurisdiction with an exchange of information agreement with the United States and that has a class of regularly traded limited partnership units (having a value greater than 50% of the value of all partnership units) on the New York Stock Exchange or Nasdaq, (ii) is a “qualified collective investment vehicle” (within the meaning of Section 897(k)(3)(B) of the Code) and (iii) maintains records of persons holding 5% or more of the class of interests described in clauses (i)(A) or (i)(B) above. However, in the case of a qualified shareholder having one or more “applicable investors”, the exception described in the first sentence of this paragraph will not apply to the applicable percentage of the qualified shareholder’s common shares (with “applicable percentage” generally meaning the percentage of the value of the interests in the qualified shareholder held by applicable investors after applying certain constructive ownership rules). The applicable percentage of the amount realized by a qualified shareholder on the disposition of our common shares or with respect to a distribution from us attributable to gain from the sale or exchange of a USRPI will be treated as amounts realized from the disposition of USRPI. Such treatment will also apply to applicable investors in respect of distributions treated as a sale or exchange of our common shares with respect to a qualified shareholder. For these purposes, an “applicable investor” is a person (other than a qualified shareholder) who generally holds an interest in the qualified shareholder and holds more than 10% of our common shares applying certain constructive ownership rules.

For FIRPTA purposes, neither a “qualified foreign pension fund” (as defined below) nor a “qualified controlled entity” (as defined below) will be treated as a non-U.S. shareholder. Accordingly, the U.S. federal income tax treatment of ordinary dividends received by qualified foreign pension funds and qualified controlled entities will be determined without regard to the FIRPTA rules discussed above, and their gain from the sale or exchange of our stock, as well as our capital gain dividends and distributions treated as gain from the sale or exchange of our stock, will not be subject to U.S. federal income tax unless such gain is treated as effectively connected with the qualified foreign pension fund’s (or the qualified controlled entity’s) conduct of a U.S. trade or business. A “qualified foreign pension fund” is an organization or arrangement (i) created or organized under the laws of a foreign country, (ii) established to provide retirement or pension benefits to current or former employees (including self-employed individuals) or their designees by either (A) a foreign country (or one or more political subdivision thereof) as a result of services rendered by such employees to their employers, or (B) one or more employers in consideration for services rendered by such employees to such employers, (iii) which does not have a single participant or beneficiary that has a right to more than 5% of its assets or income, (iv) which is subject to government regulation and with respect to which annual information about its beneficiaries is provided, or is otherwise available, to relevant local tax authorities in the country in which it is established or operates and (v) with respect to which, under its local laws, (A) contributions that would otherwise be subject to tax are deductible or excluded from its gross income or taxed at a reduced rate, or (B) taxation of its investment income is deferred, or such income is excluded from its gross income or taxed at a reduced rate. Under the Treasury Regulations, a “qualified controlled entity” also is not treated as a foreign person for purposes of FIRPTA. A qualified controlled entity generally includes a trust or corporation organized under the laws of a foreign country all of the interests of which are held by one or more qualified foreign pension funds either directly or indirectly through one or more qualified controlled entities. The Treasury Regulations also provide that a foreign partnership all of the interests of which are held by “qualified holders” (i.e., qualified foreign pension funds and/or qualified controlled entities), including through one or more partnerships, may certify its status as such and will not be treated as a foreign person for purposes of withholding under Code Section 1445 (and Code Section 1446, as applicable).

Redemptions and Liquidating Distributions

A redemption of shares by a non-U.S. shareholder will be treated as a regular distribution or as a sale or exchange of the redeemed shares under the same rules of Section 302 of the Code that apply to U.S. shareholders and which are discussed above under “Taxation of Taxable U.S. Shareholders—Redemptions of Common Shares”. Subject to the FIRPTA look-through rule, (i) if our common shares are a USRPI, gain from a redemption treated as a sale or exchange of our common shares would be ECI to the non-U.S. shareholder unless such non-U.S. shareholder were a qualified shareholder or qualified foreign pension fund, as described above, and (ii) if our common shares are not a USRPI, gain from a redemption treated as a sale or exchange of our common shares would not be subject to U.S. federal income tax.

Once we have adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a non-U.S. shareholder with respect to our common shares will be treated first as a recovery of the shareholder’s basis in the shares (computed separately for each block of shares) and thereafter as gain from the disposition of our common shares. Subject to the FIRPTA look-through rule, (i) if our common shares are a USRPI, gain from a liquidating distribution with respect to our common shares would be ECI to the non-U.S. shareholder unless such non-U.S. shareholder were a qualified shareholder or qualified foreign pension fund, as described above, and (ii) if our common shares are not a USRPI, gain from a liquidating distribution with respect to our common shares would not be subject to U.S. federal income tax. In general, the U.S. federal income tax rules applicable to REITs will require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24-month requirement could require us to distribute unsold assets to a “liquidating trust”. The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in our common shares, including the potential incurrence of income treated as ECI and the likely requirement to file U.S. federal income tax returns.

The IRS takes the view that under the FIRPTA look-through rule, but subject to the exceptions described above that may apply to a holder of no more than 10% of our common shares if our common shares are regularly traded on an established securities market, to a qualified shareholder or to a qualified foreign pension fund, distributions in redemption of our common shares and liquidating distributions to non-U.S. shareholders will be treated as ECI and subject to withholding at the highest U.S. federal corporate income tax rate, and also potentially subject to branch profits tax in the case of corporate non-U.S. shareholders, to the extent that the distributions are attributable to gain from the sale of a USRPI, regardless of whether our common shares are USRPIs and regardless of whether the distribution is otherwise treated as a sale or exchange.

Backup Withholding and Information Reporting

We report to our U.S. shareholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. shareholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. In addition, we may be required to withhold a portion of dividends or capital gain distribution to any U.S. shareholder who fails to certify their non-foreign status.

We must report annually to the IRS and to each non-U.S. shareholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. shareholder resides under the provisions of an applicable income tax treaty. A non-U.S. shareholder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our common shares within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. shareholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our common shares conducted through certain U.S. related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. shareholder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Accounts and FATCA

Federal legislation commonly referred to as “FATCA” currently imposes withholding taxes on certain U.S. source passive payments to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends to U.S. shareholders who own our common shares through foreign accounts or foreign intermediaries and certain non-U.S. shareholders. The legislation imposes a 30% withholding tax on dividends on our common shares paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity is not a financial institution and either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution (that is not otherwise exempt), it must either (1) enter into an agreement with the U.S. Treasury Department requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements or (2) in the case of a foreign financial institution that is resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, comply with the revised diligence and reporting obligations of such intergovernmental agreement. Prospective investors should consult their tax advisors regarding this legislation.

Distribution Reinvestment Plan

Shareholders who participate in the DRIP component of the Plan will recognize taxable income in the amount they would have received had they elected not to participate, even though they receive no cash. These deemed distributions will be treated as actual distributions from us to the participating shareholders and will retain the character and U.S. federal income tax effects applicable to all distributions. Shares received under the plan will have a holding period beginning with the day after purchase, and a U.S. federal income tax basis equal to its cost, which is the gross amount of the deemed distribution.

State, Local and Non-U.S. Taxes

We and our common shareholders may be subject to state, local or non-U.S. taxation in various jurisdictions, including those in which it or they transact business, own property or reside. The state, local or non-U.S. tax treatment of us and our common shareholders may not conform to the U.S. federal income tax treatment discussed above. Any non-U.S. taxes incurred by us would not pass through to shareholders as a credit against their U.S. federal income tax liability. Prospective shareholders should consult their tax advisors regarding the application and effect of state, local and non-U.S. income and other tax laws on an investment in our common shares.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to us and our common shareholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal income tax laws could adversely affect an investment in our common shares.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), is a broad statutory framework that governs most U.S. retirement and other U.S. “employee benefit plans” (as defined in Section 3(3) of ERISA). ERISA and the rules and regulations of the Department of Labor (the “DOL”) under ERISA contain provisions that should be considered by fiduciaries of employee benefit plans subject to the provisions of Title I of ERISA (“ERISA Plans”) and their legal advisors. In particular, a fiduciary of an ERISA Plan should consider whether an investment in our common shares (or, in the case of a participant-directed defined contribution plan (a “Participant-Directed Plan”), making our common shares available for investment under the Participant-Directed Plan) satisfies the requirements set forth in Part 4 of Title I of ERISA, including the requirements that (1) the investment satisfy the prudence and diversification standards of ERISA, (2) the investment be in the best interests of the participants and beneficiaries of the ERISA Plan, (3) the investment be permissible under the terms of the ERISA Plan’s investment policies and governing instruments and (4) the investment does not give rise to a non-exempt “prohibited transaction” under ERISA and/or Section 4975 of the Code.

In determining whether an investment in our common shares (or making our common shares available as an investment option under a Participant-Directed Plan) is prudent for ERISA purposes, a fiduciary of an ERISA Plan should consider all relevant facts and circumstances including, without limitation, possible limitations on the transferability of our common shares, whether the investment provides sufficient liquidity in light of the foreseeable needs of the ERISA Plan (or the participant account in a Participant-Directed Plan), and whether the investment is reasonably designed, as part of the ERISA Plan’s portfolio, to further the ERISA Plan’s purposes, taking into consideration the risk of loss and the opportunity for gain (or other return) associated with the investment. ERISA regulations require that an ERISA Plan fiduciary base its investment decisions on factors that the fiduciary reasonably determines are relevant to a “risk and return analysis, using appropriate investment horizons consistent with the plan’s investment objectives and taking into account the funding policy of the plan established pursuant to section 402(b)(1) of ERISA”. Such “risk and return factors” may include “the economic effects of climate change and other environmental, social, or governance factors on the particular investment or investment course of action.” It should be noted that we invest our assets in accordance with the investment objectives and guidelines described herein, and that neither our Manager nor any of its affiliates has any responsibility for developing any overall investment strategy for any ERISA Plan (or the participant account in a Participant-Directed Plan) or for advising any ERISA Plan (or participant in a Participant-Directed Plan) as to the advisability or prudence of an investment in us. Rather, it is the obligation of the appropriate fiduciary for each ERISA Plan (or participant in a Participant-Directed Plan) to consider whether an investment in our common shares by the ERISA Plan (or making such shares available for investment under a Participant-Directed Plan in which event it is the obligation of the participant to consider whether an investment in our common shares is advisable), when judged in light of the overall portfolio of the ERISA Plan, meet the prudence, diversification and other applicable requirements of ERISA.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan, as well as those plans that are not subject to ERISA but that are subject to Section 4975 of the Code, such as IRAs and non-ERISA Keogh plans (collectively with ERISA Plans, “Plans”), and certain persons (referred to as “parties in interest” for purposes of ERISA or “disqualified persons” for purposes of the Code) having certain relationships to Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to non-deductible excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code, and the transaction might have to be rescinded. Each original or subsequent purchaser or transferee of our common shares that is or may now become a Plan is responsible for determining whether its acquisition of our common shares will constitute or otherwise result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code, and otherwise for determining compliance with ERISA and Section 4975 of the Code. In addition, a fiduciary who causes an ERISA Plan to engage in a non-exempt prohibited transaction may be personally liable for any resultant loss incurred by the ERISA Plan and may be subject to other potential remedies.

A Plan that proposes to invest in our common shares (or to make our common shares available for investment under a Participant-Directed Plan) may already maintain a relationship with our Manager or one or more of its affiliates, as a result of which our Manager or such affiliate may be a “party in interest” under ERISA or a “disqualified person” under the Code, with respect to such Plan (e.g., if our Manager or such affiliate provides investment management, investment advisory or other services to that Plan). ERISA (and the Code) prohibits plan assets from being used for the benefit of a party in interest (or disqualified person). This prohibition is not triggered by “incidental” benefits to a party in interest (or disqualified person) that result from a transaction involving the Plan that is motivated solely by the interests of the Plan. ERISA (and the Code) also prohibits a fiduciary from using its position to cause the Plan to make an investment from which the fiduciary, affiliates or certain parties in which it has an interest would receive a fee or other consideration or benefit. In this circumstance, Plans that propose to invest in our common shares should consult with their counsel to determine whether an investment in our common shares would result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

The Plan Assets Regulation. The DOL has promulgated a final regulation under ERISA, 29 C.F.R. § 2510.3-101 (as modified by Section 3(42) of ERISA, the “Plan Assets Regulation”), that provides guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to constitute Plan Assets for purposes of applying the fiduciary requirements of Title I of ERISA (including the prohibited transaction rules of Section 406 of ERISA) and the prohibited transaction provisions of Code Section 4975.

Under the Plan Assets Regulation, the assets of an entity in which a Plan or IRA makes an equity investment will generally be deemed to be assets of such Plan or IRA unless the entity satisfies one of the exceptions to this general rule. Generally, the exceptions require that the investment in the entity be one of the following:

●	in securities issued by an investment company registered under the Investment Company Act;

●	in “publicly offered securities”, defined generally as interests that are “freely transferable”, “widely held” and registered with the SEC;

●	in an “operating company” which includes “venture capital operating companies” and “real estate operating companies”; or

●	in which equity participation by “benefit plan investors” is not significant.

The shares will constitute an “equity interest” for purposes of the Plan Assets Regulation, and the shares may not constitute “publicly offered securities” for purposes of the Plan Assets Regulation. In addition, the shares will not be issued by a registered investment company.

The 25% Limit. Under the Plan Assets Regulation, and assuming no other exception applies, an entity’s assets would be deemed to include “plan assets” subject to ERISA and/or Section 4975 of the Code on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the value of any class of equity interests in the entity is held by “benefit plan investors” (the “25% Limit”). For purposes of this determination, the value of equity interests held by a person (other than a benefit plan investor) that has discretionary authority or control with respect to the assets of the entity or that provides investment advice for a fee with respect to such assets (or any affiliate of such a person) is disregarded. The term “benefit plan investor” is defined in the Plan Assets Regulation as (a) any employee benefit plan (as defined in Section 3(3) of ERISA) that is subject to the provisions of Title I of ERISA, (b) any plan that is subject to Section 4975 of the Code or (c) any entity whose underlying assets include plan assets by reason of a plan’s investment in the entity (to the extent of such plan’s investment in the entity). Thus, while our assets would not be considered to be “plan assets” so long as the 25% Limit is not exceeded, no assurances can be given that the 25% Limit will not be exceeded. Our operating agreement provides that if benefit plan investors exceed the 25% Limit, we may redeem their interests at a price equal to the then current NAV per share. We intend to rely on this aspect of the Plan Assets Regulation.

Operating Companies. Under the Plan Assets Regulation, an entity is an “operating company” if it is primarily engaged, directly or through a majority-owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital. In addition, the Plan Assets Regulation provides that the term operating company includes an entity qualifying as a real estate operating company (“REOC”) or a venture capital operating company (“VCOC”). An entity is a REOC if: (i) on its “initial valuation date and on at least one day within each annual valuation period”, at least 50% of the entity’s assets, valued at cost (other than short-term investments pending long-term commitment or distribution to investors) are invested in real estate that is managed or developed and with respect to which such entity has the right to substantially participate directly in management or development activities; and (ii) such entity in the ordinary course of its business is engaged directly in the management and development of real estate during the 12-month period. The “initial valuation date” is the date on which an entity first makes an investment that is not a short-term investment of funds pending long-term commitment. An entity’s “annual valuation period” is a pre-established period not exceeding 90 days in duration, which begins no later than the anniversary of the entity’s initial valuation date. Certain examples in the Plan Assets Regulation clarify that the management and development activities of an entity looking to qualify as a REOC may be carried out by independent contractors (including, in the case of a partnership, affiliates of the general partner) under the supervision of the entity. An entity will qualify as a VCOC if (i) on its initial valuation date and on at least one day during each annual valuation period, at least 50% of the entity’s assets, valued at cost, consist of “venture capital investments”, and (ii) the entity, in the ordinary course of business, actually exercises management rights with respect to one or more of its venture capital investments. The Plan Assets Regulation defines the term “venture capital investments” as investments in an operating company (other than a VCOC) with respect to which the investor obtains management rights.

If the 25% Limit is exceeded and we do not exercise our right to redeem benefit plan investors as described above, we may try to operate in a manner that will enable us to qualify as a VCOC or a REOC or to meet such other exception as may be available to prevent our assets from being treated as assets of any investing Plan for purposes of the Plan Assets Regulation. Accordingly, we believe, on the basis of the Plan Assets Regulation, that our underlying assets should not constitute “plan assets” for purposes of ERISA or Section 4975 of the Code. However, no assurance can be given that this will be the case.

 If the Company is operated as a REOC or a VCOC, the Company and/or the entities in which we invest may be precluded from making certain types of investments (e.g., investments that would not qualify as “venture capital investments” for a VCOC under the Plan Assets Regulation or investments that would not qualify as investments in real-estate which are managed or developed under the Plan Assets Regulation for a REOC), or may be limited in the amount of such investments, that might otherwise be suitable.

Other Fiduciary and Prohibited Transaction Issues. If our assets are deemed to constitute “plan assets” under ERISA or Section 4975 of the Code, certain of the transactions in which we might normally engage could constitute a non-exempt “prohibited transaction” under ERISA or Section 4975 of the Code. In such circumstances, in our sole discretion, we may void or undo any such prohibited transaction, and we may require each investor that is a “benefit plan investor” under the Plan Assets Regulation to redeem their common shares upon terms that we consider appropriate. In addition, if our assets are deemed to be “plan assets”, any person exercising authority or control over the management or disposition of our assets would be a fiduciary under ERISA and/or Section 4975 of the Code, and, with respect to “benefit plan investors” that are ERISA Plans, subject to the fiduciary duties described in Title I of ERISA, which could restrict the investment strategy of the Company.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA or Section 4975 of the Code may result in the imposition of liability for damages, civil and, in certain instances, criminal penalties and may subject the fiduciary to equitable remedies. In addition, if an investment in our shares constitutes a non-exempt prohibited transaction under the Code, any “disqualified person” within the meaning of Section 4975 of the Code involved in the investment (excluding fiduciaries acting only in their fiduciary capacities) may be subject to the imposition of punitive excise taxes with respect to the amount involved. Prospective investors that are subject to the provisions of Title I of ERISA and/or Code Section 4975 should consult with their counsel and advisors as to the provisions of Title I of ERISA and/or Code Section 4975 relevant to an investment in our common shares.

As discussed above, although IRAs and non-ERISA Keogh plans are not subject to ERISA, they are subject to the provisions of Section 4975 of the Code, prohibiting transactions with “disqualified persons” and investments and transactions involving fiduciary conflicts. A prohibited transaction or conflict of interest could arise if the fiduciary making the decision to invest has a personal interest in or affiliation with our Company or any of its respective affiliates. In the case of an IRA, a prohibited transaction or conflict of interest that involves the beneficiary of the IRA could result in disqualification of the IRA. A fiduciary for an IRA who has any personal interest in or affiliation with our Company or any of its respective affiliates, should consult with his or her tax and legal advisors regarding the impact such interest may have on an investment in our common shares with assets of the IRA.

Shares sold by us may be purchased or owned by investors who are investing Plan assets. Our acceptance of an investment by a Plan should not be considered to be a determination or representation by us or any of our respective affiliates that such an investment is appropriate for a Plan or meets all legal requirements with respect to investment by Plans generally or any Plan particularly. In consultation with its advisors, each prospective Plan investor should carefully consider whether an investment in our Company is appropriate for, and permissible under, the terms of the Plan’s governing documents.

Governmental plans, foreign plans and most church plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Code Section 4975, may nevertheless be subject to local, foreign, state or other federal laws that are substantially similar to the foregoing provisions of ERISA and the Code. Fiduciaries of any such plans should consult with their counsel and advisors before deciding to invest in our common shares.

Form 5500. Plan administrators of ERISA Plans that acquire shares may be required to report compensation, including indirect compensation, paid in connection with the ERISA Plan’s investment in shares on Schedule C of Form 5500 (Annual Return/Report of Employee Benefit Plan). The descriptions in this memorandum of fees and compensation, including the fees paid to the Manager, are intended to satisfy the disclosure requirement, if any, for “eligible indirect compensation”, for which an alternative reporting procedure on Schedule C of Form 5500 may be available.

PLAN OF DISTRIBUTION

We are offering up to $32,700,000 in our common shares, which represents the value of the shares available to be offered as of June 22, 2026, out of the rolling 12-month maximum offering amount of $75 million of our common shares taking into account $42.3 million in shares sold over the prior 12-month period.

The sale of our common shares is being facilitated by Dalmore, which is a registered broker-dealer under the Exchange Act and member of FINRA and is registered in each state where the offer and sales of the common shares will occur, pursuant to a broker-dealer agreement, dated January 10, 2024 (the “Broker-Dealer Agreement”). Dalmore will be entitled to a brokerage fee of up to 1.0% of the amount raised from this offering (up to a maximum amount of $280,000, as outlined in the Broker-Dealer Agreement). We will also make a one-time advance payment of $5,000 to Dalmore for out-of-pocket expenses. A copy of the Broker-Dealer Agreement containing all relevant details of the arrangement is attached as Exhibit 6.1 to the offering statement of which this offering circular forms a part.

We expect in the future to allow shareholders to participate in both the DRIP and DSPP components of our Plan. Common shares purchased pursuant to the DRIP and DSPP components of the Plan will be subject to, and count against, the $75,000,000 maximum offering amount we can raise in any rolling 12-month period pursuant to Regulation A. We will initially allocate up to $4,500,000 of the $75,000,000 maximum offering amount in offering proceeds to the DRIP. See “—Distribution Reinvestment and Direct Share Purchase Plan”.

Our common shares being offered hereby will be primarily offered by associated persons of ours through the Arrived Platform at www.arrived.com. In conducting this offering, such persons of Arrived Debt Fund, LLC intend to rely on the exemption from registration contained in Exchange Act Rule 3a4-1. For additional information about the Arrived Platform, please see “Offering Summary—About the Arrived Platform”.

The Arrived Platform is not subject to the registration requirements of Section 304 of the JOBS Act because it does not offer and sell securities pursuant to Section 4(a)(6) of the Securities Act, and, therefore, does not meet the definition of a “funding portal”.

This offering circular and supplements hereto will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the Arrived Platform website, as well as on the SEC’s website at www.sec.gov.

In order to subscribe to purchase our common shares, a prospective investor must electronically complete, sign and deliver to us an executed subscription agreement like the one incorporated by reference as Exhibit 4.1 to the offering statement of which this offering circular forms a part, and wire funds for its subscription amount in accordance with the instructions provided therein.

Settlement may occur up to 45 days after a prospective investor submits a subscription agreement, depending on the volume of subscriptions received. An investor will become a member of our Company, including for tax purposes, and the shares will be issued, as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and the Manager accepts the investor as a member. The number of shares issued to an investor will be calculated based on the price per share in effect on the date we receive the subscription.

We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Section 18(b)(4)(D)(ii) of the Securities Act. If the offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction.

To the extent that the funds are not ultimately received by us or are subsequently withdrawn by the subscriber, whether due to an ACH chargeback or otherwise, the subscription agreement will be considered terminated, and the subscriber will not be entitled to any shares subscribed for or dividends that may have accrued.

State Law Exemption and Offerings to “Qualified Purchasers”

Our common shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A). As a Tier 2 offering pursuant to Regulation A, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that our common shares offered hereby are offered and sold only to “qualified purchasers” or at a time when our common shares are listed on a national securities exchange. It is anticipated that sales of securities will only be made in states where Dalmore is registered. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our common shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription or participation in our DRIP or DSPP, when available in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

Certificates Will Not be Issued

We do not issue certificates. Instead, our common shares are recorded and maintained on our Company’s membership register.

Transferability of our Common Shares

Our common shares are generally freely transferable by our common shareholders subject to any restrictions imposed by applicable securities laws or regulations (including, without limitation, state “Blue Sky” laws), compliance with the transfer provisions of our operating agreement related to REIT compliance ownership limits and analogous regulatory compliance and receipt of appropriate documentation. The transfer of any our common shares in violation of the operating agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom our common shares are attempted to be transferred in violation of the operating agreement will not be entitled to vote on matters coming before the shareholders, receive distributions from our Company or have any other rights in or with respect to our common shares. We do not have the ability to reject a transfer of our common shares where all applicable transfer requirements, including those imposed under the transfer provisions of our operating agreement, are satisfied.

Broker

We have engaged Dalmore Group, LLC, a broker-dealer registered with the SEC and a member of FINRA and SIPC, to perform the following administrative and compliance related functions in connection with our offerings, but not for underwriting or placement agent services:

●	review investor information, including KYC, or Know Your Customer data, AML, or Anti Money Laundering, and other compliance background checks, and provide a recommendation to the company whether or not to accept the investor;

●	review each investor’s subscription agreement to confirm such investors participation in the offering and provide a determination to the Company whether or not to accept the use of the subscription agreement for the investor’s participation;

●	contact and/or notify the Company, if needed, to gather additional information or clarification on an investor;

●	not provide any investment advice or any investment recommendations to any investor;

●	keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement between the Company and Dalmore (e.g., as needed for AML and background checks); and

●	coordinate with third-party providers to ensure adequate review and compliance.

Dalmore will be registered in each state where each offering and sale of our common shares will occur, prior to the launch of each offering. Dalmore will receive a brokerage fee but will not purchase any common shares and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with the offering.

The Broker-Dealer Agreement with Dalmore will remain in effect for a period of twelve (12) months and will renew automatically for successive renewal terms of twelve (12) months each unless either party provides notice to the other party of non-renewal at least sixty (60) days prior to the expiration of the current term.

No Escrow

The proceeds of this offering will not be placed into an escrow account. When we accept subscription payments, common shares will be issued, and investors will become shareholders.

Advertising, Sales and other Promotional Materials

In addition to this offering circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, the past performance of our sponsor and its affiliates, brochures, articles and publications concerning our loans and the properties securing our loans, or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this offering circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to our common shares, these materials will not give a complete understanding of this offering, us or our common shares and are not to be considered part of this offering circular. This offering is made only by means of this offering circular and prospective investors must read and rely on the information provided in this offering circular in connection with their decision to invest in our common shares.

Distribution Reinvestment and Direct Share Purchase Plan (Plan)

Overview

We expect in the future to allow shareholders to participate in our Distribution Reinvestment Plan (“DRIP”) and Direct Share Purchase Plan (“DSPP” and together with the DRIP, the “Plan”). Once the Plan is available, we will file a Form 1-U and send information regarding the Plan, including a link to the latest offering circular on the Arrived Platform and the EDGAR website, to investors. Shareholders may elect to participate as described below. Please see A to this offering circular for details related to the Plan, which may be subject to changes that will also be communicated when the Plan is implemented.

The Plan is comprised of two distinct components: the distribution reinvestment component (DRIP) and the direct share purchase component (DSPP). Both components of the Plan will be available only to shareholders and a shareholder participating in one component of the Plan need not participate in the other. Furthermore, there is no difference between the shares purchased pursuant to the Plan and those being offered pursuant to this offering circular. Rather, the Plan offers a streamlined subscription mechanism that obviates the need for a participating shareholder to have to access and complete the subscription agreement process required of initial purchasers on our website.

Common shares purchased pursuant to the DRIP and DSPP components of the Plan will be subject to, and count against, the $75,000,000 maximum offering amount we can raise in any rolling 12-month period pursuant to Regulation A. We will initially allocate up to $4,500,000 of the $75,000,000 maximum offering amount in offering proceeds to the DRIP. If we issue the full $4,500,000 we have initially allocated to the DRIP, we may allocate additional common shares to the DRIP. Conversely, we may determine to change the DRIP allocation to permit us to increase the shares being offered in this offering (or the DSPP). In either case, we will file a supplement to this offering circular to disclose such reallocated amount. We will disclose in our periodic filings with the SEC, including our annual report, semi-annual report, and any supplements to this offering circular, the amount that has been raised in this offering, including amounts raised pursuant to the Plan.

Both the DRIP and DSPP components of the Plan will allow you to elect to purchase our common shares, subject to the offering limit set forth in this offering circular at a price equal to the NAV per share as determined by us and updated quarterly.

No selling commissions will be paid with respect to shares purchased pursuant to the distribution reinvestment component of the Plan, and Dalmore will not receive a brokerage fee in connection with common shares purchased pursuant to the Plan.

In connection with any matter requiring the vote of our common shareholders, subject to any other restrictions on your ability to vote shares, you may vote all shares that you acquire through the Plan.

Election to Participate or Terminate Participation

You may participate in either or both components of the Plan by making a written election to participate on your subscription agreement at the time of subscription for shares or by completing and executing an enrollment form or any other Company–approved authorization form that we may make available. Once the Plan is available, investors will be notified via the Arrived Platform, will receive a link to the latest offering circular and can complete and execute an enrollment form using the Arrived Platform. Participation in our DRIP will begin with the next distribution payable after receipt of your subscription, enrollment or authorization.

We reserve the right to prohibit qualified retirement plans from participating in our DRIP if such participation would cause our underlying assets to constitute “plan assets” of qualified retirement plans. See “ERISA Considerations.”

We reserve the right to restrict shareholders from acquiring, directly or indirectly, beneficial ownership of more than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding common shares, or 9.8% by value or number of shares, whichever is more restrictive, of our outstanding capital stock; provided however that our board of directors may waive the 9.8% ownership limitations with respect to a particular person if the board of directors receives evidence that ownership in excess of the limit will not jeopardize our REIT status, provided, however, that the Company will restrict such participant from acquiring, directly or indirectly, beneficial or constructive ownership of the Company’s shares in violation of the ownership limits set forth in such participant’s waiver agreement.

You may terminate participation in either or both components of the Plan at any time by delivering written notice to us. A withdrawal from participation in either or both components of the Plan will be effective only if written notice of termination is received at least one day prior to any transaction under the Plan. In addition, a transfer of shares by you will terminate your participation in our DRIP. Further, in the event that you request that we redeem all of your common shares, and such request is granted, you shall be deemed to have given written notice to us that you are terminating your participation in our DRIP and are electing to receive all future distributions in cash.

Amendment, Suspension and Termination

We reserve the right to amend, suspend or terminate either or both components of the Plan for any reason upon ten days’ notice to you. We may provide such notice by including such information in a separate mailing to you, including via electronic mail.

We may also suspend or terminate the Plan if we reach the maximum offering amount we can offer in any 12-month period pursuant to Regulation A and have not yet qualified additional shares to be offered. We will file a current report on Form 1-U and alert investors via the Arrived Platform if we reach the maximum offering amount.

Tax Considerations with Respect to the Plan

A shareholder that participates in both the DRIP and the DSPP components of the Plan may be treated as receiving a distribution in the amount of any discount attributable to its purchase of shares under the DSPP component of the Plan. Any such distribution would be taxable under the normal rules applicable to distributions (i.e., as either an ordinary dividend, capital gain dividend, return of capital distribution or return in excess of capital). See “Certain U.S. Federal Income Tax Considerations” for a further discussion of certain tax considerations related to participation in the Plan.

In the event of a subsequent determination that the purchase price for any common shares acquired by a participant under the Plan that participates in the DRIP component of the Plan represented or will represent a discount in excess of 5% of the fair market value per common share at the time of the distribution or issuance of common shares pursuant to the Plan, the portion of such common shares issued or to be issued under the Plan representing such excess amount shall be voided, ab initio, and, at the Company’s option, the participation of such participant in the Plan may be terminated, in which event any current and future distributions to such former participant would be paid in cash in lieu of common shares.

Distribution Reinvestment Component of the Plan (DRIP)

Common shares will be purchased under the DRIP on the date that we make a distribution. Approximately three days prior to each transaction pursuant to the DRIP, participating shareholders will receive an email and/or notification via the Arrived Platform with an option to cancel their investment and to update their qualified purchaser status. The email and/or notification will also include links to the most recently qualified offering circular and any amendments, and the latest filing disclosing any share price updates. Following all transactions under the DRIP, shareholders will receive a transaction confirmation email with the same links to the offering circular and any amendments. For each individual investment you make, you can choose to include the investment in the DRIP in its entirety or not at all. You may not choose to include a portion of an investment in the DRIP; provided, however, if you make several investments, you may choose to include only some of these investments in the DRIP. You may change the individual investments that will be included in the DRIP at any time (subject to any applicable notice requirements) by completing a new enrollment form or other form provided for that purpose.

Pursuant to the DRIP, we will apply the cash distributions declared and paid in respect of your common shares to the purchase of additional shares for you. Such shares will be sold directly by us to you in the same manner in which we sold the underlying shares to which the distributions relate.

A shareholder electing to participate in the DRIP will be treated as if the shareholder received a distribution equal to the fair market value of the shares and the shareholder would incur tax on such distribution under the normal rules applicable to distributions (i.e., as either an ordinary dividend, capital gain dividend, return of capital distribution or return in excess of capital). See “Certain U.S. Federal Income Tax Considerations.”

Direct Share Purchase Component of the Plan (DSPP)

Shares will be purchased under the DSPP on a monthly basis. Approximately three days prior to each transaction pursuant to the DSPP, participating shareholders will receive an email and/or notification via the Arrived Platform requesting that such shareholders (1) confirm their qualified purchaser status and (2) confirm that they wish to make the investment. The email and/or notification will also include links to the most recently qualified offering circular and any amendments, and the latest filing disclosing any share price updates. Following all transactions under the DSPP, shareholders will receive a transaction confirmation email with the same links to the offering circular and any amendments.

Pursuant to the DSPP, you may make optional cash purchases of common shares by delivering to us a completed and executed authorization form and your investment funds, provided such authorization and investment funds are received one week before the date such funds are to be invested for a particular quarter.

HOW TO SUBSCRIBE

Subscription Procedures

This is a “best efforts, no minimum” offering. Investors seeking to purchase our common shares who satisfy the “qualified purchaser” standards should proceed as follows:

1.	Carefully read this offering circular, and any current supplement, as well as any documents described in the offering circular and attached hereto or which you have requested. Consult with your tax, legal and financial advisors to determine whether an investment in our Company is suitable for you.

2.	Review the subscription agreement (including the “Investor Qualification and Attestation” attached thereto), which was pre-populated following your completion of certain questions on the Arrived Platform application and if the responses remain accurate and correct, sign the completed subscription agreement using electronic signature. Except as otherwise required by law, you may not cancel or withdraw your subscription.

3.	The Manager and Dalmore will review the subscription documentation completed and signed by you upon completion and signature. You may be asked to provide additional information, and such additional information will be reviewed and considered by the Manager and Dalmore upon receipt. The Manager or Dalmore will contact you directly if required. A fully executed subscription agreement for any particular investor in the offering will be accepted or rejected by the Manager within 15 days of being received. We reserve the right to reject any subscriptions, in whole, for any or no reason within such 15-day period.

4.	Once the review is complete, the Manager will promptly inform you whether or not your application to subscribe for our common shares is approved or denied, and if approved, the number of common shares you are entitled to subscribe for. The Manager will only accept or reject a subscription in part if required to do so to comply with regulatory requirements or where the Manager reasonably believes that such acceptance or rejection is required to qualify as a REIT. Otherwise, the Manager will accept or reject an investment in its entirety. If your subscription is rejected, in whole or in part, then your subscription payments (being the entire amount if your application is rejected in whole or the payments associated with those subscriptions rejected in part) will be refunded promptly, without interest or deduction. The Manager accepts subscriptions on a first come, first served basis subject to the right to reject or reduce subscriptions.

5.	If all or a part of your subscription is approved, then the number of common shares you are entitled to subscribe for will be issued to you upon the closing.

6.	The Arrived Homes Wallet will be used to allow you to pay for subscriptions, receive distributions, reinvest distributions, and receive redemption proceeds. To the extent you do not already have an Arrived Homes Wallet, you must create a wallet account through the Arrived Platform. Funds submitted into the Arrived Homes Wallet may earn interest at the prevailing interest rate provided for therein, and any such interest earned will be retained by the Sponsor. Funds submitted into the Arrived Homes Wallet will be maintained in an account in the name of Wells Fargo FBO Arrived Subscribers at Wells Fargo Bank, N.A. We and our wallet provider, Modern Treasury, will maintain a ledger such that the balance attributable to each individual will be viewable on the platform. Available funds may be withdrawn from the Arrived Homes Wallet at any time. Subscription payments may be made from funds already available in your Arrived Homes Wallet at the time your subscription is submitted to us or may be deposited by you into your Arrived Homes Wallet at the time of subscription via ACH debit from another account maintained by you. You should be aware that you may not withdraw subscription payments from your Arrived Homes Wallet once you have submitted your subscription (even before we accept the subscription), unless we reject your subscription.

By executing the subscription agreement, you agree to be bound by the terms of the subscription agreement and the operating agreement of our Company, as it may be amended from time to time. Our Company, the Manager and Dalmore will rely on the information you provide in the subscription agreement, including the “Investor Qualification and Attestation” attached thereto and the supplemental information you provide in order for the manager and Dalmore to verify your status as a “qualified purchaser.” If any information about your “qualified purchaser” status changes prior to you being issued common shares, please notify the Manager immediately using the contact details set out in the subscription agreement.

LEGAL MATTERS

Certain legal matters, including the validity of common shares offered hereby, have been passed upon for us by Goodwin Procter LLP.

ACCOUNTING MATTERS

Our consolidated financial statements as of December 31, 2025 and December 31, 2024, and for the respective periods then ended incorporated in this offering circular by reference have been audited by Stephano Slack LLC, an independent certified public accounting firm, as stated in its report appearing herein.

ADDITIONAL INFORMATION

We have filed with the SEC an offering statement under the Securities Act on Form 1-A regarding this offering. This offering circular, which is part of the offering statement, does not contain all the information set forth in the offering statement and the exhibits related thereto filed with the SEC, reference to which is hereby made. Upon the qualification of our initial offering statement, we will become subject to the informational reporting requirements that are applicable to Tier 2 companies whose securities are qualified pursuant to Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file with the SEC.

The information incorporated by reference herein is an important part of the offering statement and this offering circular. The following documents previously filed with the SEC are incorporated by reference into the offering statement and this offering circular:

●	our Current Reports on Form 1-U filed with the SEC on January 22, 2026, January 27, 2026, February 23, 2026, March 23, 2026, April 23, 2026, April 28, 2026 and May 21, 2026; and

●	the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2025.

●	the Company’s Semiannual Report on Form 1-SA for the fiscal semiannual period ended June 30, 2025.

You may also request a copy of these filings at no cost, by writing, emailing or telephoning us at:

Arrived Debt Fund, LLC

1 West Mountain Street, Suite 109

Fayetteville, AR 72701

E-Mail: contact@arrived.com

Tel: (814) 277-4833

Attention: Arrived Debt Fund, LLC

Information about the offering circular can also be found at https://arrived.com/circulars. We will provide requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense.

We also maintain a website at www.arrived.com, where there may be additional information about our business, but the contents of that site are not incorporated by reference in or otherwise a part of this offering circular.

FINANCIAL STATEMENTS OF ARRIVED DEBT FUND, LLC

The financial statements of the Company can be found in:

  “Item 7. Financial Statements” of the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2025, which can be found here, which is incorporated herein by reference.

APPENDIX A

Distribution Reinvestment and Direct Share Purchase Plan

Arrived Debt Fund, LLC

EFFECTIVE AS OF [__], 2025

Arrived Debt Fund, LLC, a Delaware limited liability company (the “Company”), has adopted a Distribution Reinvestment and Direct Stock Purchase Plan (the “Plan”), to be administered by the Company as agent for participants in the Plan (“Participants”), the terms and conditions of which are set forth below and will be supplemented by further specific instructions on the Company’s website, as applicable.

1.	Number of Shares Issuable. The number of shares of the Company’s common stock (“Shares”) authorized for issuance under the Plan shall count towards the aggregate amount of Shares being offered pursuant to the Company’s latest offering circular (the “Offering Circular”). A Participant shall not be able to acquire Shares under the Plan to the extent such purchase would cause the Company to exceed the offering limit set forth in the Offering Circular.

2.	Participants. “Participants” are holders of Shares who elect to participate in the Plan.

3.	Procedures for Participation Generally. Holders of Shares may become Participants by completing and executing an enrollment form or any other Company-approved authorization form as may be available from the Company.

4.	Procedures for Distribution Reinvestment. This Section 4 applies only to the distribution reinvestment (“DRIP”) component of the Plan. The Company will apply cash dividends and other distributions (collectively, the “Distributions”) declared and paid in respect of a Participant’s Shares towards the purchase of additional Shares by such Participant. Participation in the Plan shall begin with the next Distribution payable after receipt by the Company of a Participant’s enrollment in the Plan. Approximately three days prior to each transaction pursuant to the DRIP, Participants will receive an email and/or notification via the Arrived Platform with an option to cancel their investment and to update their qualified purchaser status. The email and/or notification will also include links to the most recently qualified offering circular and any amendments, and the latest filing disclosing any share price updates. Shares shall be purchased under the DRIP on the date that the Company makes a Distribution. Enrollment in the DRIP requires that Distributions on all of such Participant’s Shares are subject to the DRIP.

5.	Procedures for Direct Stock Purchases. This Section 5 applies only to the direct stock purchase (“DSPP”) component of the Plan. A Participant may make direct stock purchases of Shares by contacting the Company or making a one-time online bank debit or authorizing recurring automatic deductions via Company’s online portal. Shares may be purchased under the DSPP on a monthly basis. Approximately three days prior to each transaction pursuant to the DSPP, Participants will receive an email and/or notification via the Arrived Platform requesting that such shareholders (1) confirm their qualified purchaser status and (2) confirm that they wish to make the investment. The email and/or notification will also include links to the most recently qualified offering circular and any amendments, and the latest filing disclosing any share price updates. Cash payments received by the Company will be invested as soon as practicable, but, in any event, not later than five business days after they are received by the Company. No interest will be paid on cash payments held by the Company pending investment. Participants shall make their cash payments by such methods as detailed on the Company’s website, which may include payment by one-time bank debit or automatic deduction through an automated clearing house (ACH withdrawal).

6.	General Terms of the Plan.

a.	The Company intends to offer Shares pursuant to the Plan initially at its estimated net asset value (“NAV”). At the end of each fiscal quarter the Company expects that its sponsor’s internal accountants will calculate its NAV and NAV per Share. The NAV calculation shall reflect the total value of the Company’s assets minus the total value of the Company’s liabilities. Upon the calculation of NAV, Participants shall acquire Shares at a price equal to the NAV per Share, as updated quarterly.

b.	In the event of a subsequent determination that the purchase price for any Shares acquired by a participant under the Plan that participates in the distribution reinvestment component of the Plan represented or will represent a discount in excess of 5% of the fair market value per Share at the time of the Distribution or issuance of Shares pursuant to the Plan, the portion of such Shares issued or to be issued under the Plan representing such excess amount shall be voided, ab initio, and, at the Company’s option, the participation of such Participant in the Plan may be terminated, in which event any current and future Distributions to such former Participant would be paid in cash in lieu of Shares.

c.	Selling commissions shall not be charged on the Shares purchased pursuant to the Plan.

d.	Participants shall not be charged any fees related to the Plan.

e.	For each Participant in the distribution reinvestment component of the Plan, the Company shall maintain an account which shall reflect, for each period in which Distributions are paid, the Distributions received by the Company on behalf of such Participant. A Participant’s account shall be reduced as purchases of Shares are made on behalf of such Participant under the Plan.

f.	The Company shall promptly reinvest Distributions under the distribution reinvestment component of the Plan following the payment date with respect to such Distributions to the extent that Shares are available for purchase under the Plan. If sufficient Shares are not available, any such funds that have not been invested in Shares within thirty (30) days after receipt by the Company and, in any event, by the end of the fiscal quarter in which they are received, will be distributed to Participants.

g.	Participants in the Plan may purchase fractional Shares so that one hundred percent (100%) of the Distributions and optional cash submitted will be used to acquire Shares.

h.	A Participant will not be able to acquire Shares under the Plan to the extent that such purchase would cause (i) the Company to exceed the maximum offering amounts under Regulation A or (ii) the Participant to exceed the ownership limits set forth in the Company’s charter (or the ownership limits set forth in any waiver agreement entered into with a Participant). Specifically, to help ensure that the Company maintains its status as a REIT, the Company will restrict any Participant from acquiring, directly or indirectly, beneficial or constructive ownership of more than the ownership limits set forth in the Company’s charter; unless the Company’s board of directors has agreed to waive the ownership limitations with respect to a particular Participant, in which case the Company will restrict such Participant from acquiring, directly or indirectly, beneficial or constructive ownership of the Company’s Shares in violation of the ownership limits set forth in such Participant’s waiver agreement.

7.	Reports to Participants. After each account activity (i.e. Distribution reinvestment or optional cash purchase), Participants will receive a statement showing, among other information, the amount invested, the purchase price, the number of Shares purchased and total Shares accumulated, including other Shares registered in such Participant’s name; provided, if the only activity in a Participant’s account is the reinvestment of distributions, or regularly scheduled automatic cash purchases, this activity will be confirmed in a statement on at least a quarterly basis. If the Company pays an annual distribution and the only activity in a Participant’s account for a calendar year is the reinvestment of such distribution, such Participant will receive an annual statement. Duplicate statements for open accounts will be available from the Company upon request free of charge. However, charges may be assessed for statements for closed accounts. The Company may also provide on its online portal the ability for Participants to view year-to-date transaction activity in such Participant’s Plan account, as well as activity in prior years. Participants will be sent the same communications sent to all other registered holders of Shares together with an Internal Revenue Service (IRS) information return for reporting Distribution income received, if so required.

8.	Taxation of Distributions. The reinvestment of Distributions in the applicable component of the Plan does not relieve Participants of any taxes that may be payable as a result of those Distributions and their reinvestment pursuant to the terms of this Plan.

9.	Voting of Plan Shares. In connection with any matter requiring the vote of the Company’s stockholders, each Participant shall be entitled to vote all Shares acquired by the Participant through the Plan.

10.

Termination by Participant. A Participant may terminate participation in the Plan at any time by delivering to the Company written notice. To be effective for any Distribution, such notice must be received by the Company at least one (1) day prior to any transaction under the Plan. Following termination, all future Distributions will be paid to such Participant in cash. Any transfer of Shares by a Participant shall terminate participation in the Plan with respect to the transferred Shares.

Additionally, in the event that a Participant requests that the Company redeem all of the Participant’s Shares, and such request is granted, the Participant shall be deemed to have given sufficient written notice that such Participant is terminating his or her participation in the distribution reinvestment component of the Plan, and is electing to receive all future Distributions in cash.

11.	Amendment or Termination of the Plan by the Company. The Company may amend or terminate the Plan for any reason upon ten days’ notice to the Participants. The Company may provide notice by including such information in a separate mailing (including via electronic mail) to Participants.

12.	Liability of the Company. Neither the Company, the Sponsor, the Manager nor any of their respective affiliates shall be liable for any act done in good faith, or for any good faith omission to act, in connection with administering the Plan. The Company, the Sponsor, the Manager and their respective affiliates shall not have any responsibility or liability as to the value of the Shares or any change in the value of the Shares acquired for the Participant’s account.

13.	Governing Law. The Plan shall be governed by the laws of the State of Delaware.

Email Address: contact@arrived.com

Telephone: (814) 277-4833

Mail: Arrived Debt Fund, LLC

1 West Mountain Street, Suite 109

Fayetteville, AR 72701

Arrived Debt Fund, LLC

Sponsored by

Arrived Holdings, Inc.

Up to $32,700,000 in Common Shares

OFFERING CIRCULAR

You should rely only on the information contained in this offering circular. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this offering circular. If any such information or statements are given or made, you should not rely upon such information or representation. This offering circular does not constitute an offer to sell any securities other than those to which this offering circular relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This offering circular speaks as of the date set forth above. You should not assume that the delivery of this offering circular or that any sale made pursuant to this offering circular implies that the information contained in this offering circular will remain fully accurate and correct as of any time subsequent to the date of this offering circular.

July 7, 2026